   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER  2, 1997
                                                     REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                               THERMA-WAVE, INC.
            (Exact name of registrant as specified in its charter)

         DELAWARE                    3823                    94-3000561
     (State or other          (Primary Standard           (I.R.S. Employer
     jurisdiction of      Industrial Classification     Identification No.)
     incorporation or            Code Number)
      organization)

                 1250 RELIANCE WAY, FREMONT, CALIFORNIA 94539
                                (510) 490-3663
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ----------------

                             DR. ALLAN ROSENCWAIG
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               THERMA-WAVE, INC.
                 1250 RELIANCE WAY, FREMONT, CALIFORNIA 94539
                                (510) 490-3663
(Name, address, including zip code, and telephone number, including area code, of agent for service)

   Copies of all communications, including communications sent to agent for service, should be sent to:

          DENNIS M. MYERS, ESQ.                DAVID B. WALEK, ESQ.
           KIRKLAND & ELLIS                       ROPES & GRAY
        200 EAST RANDOLPH DRIVE              ONE INTERNATIONAL PLACE
        CHICAGO, ILLINOIS 60601            BOSTON, MASSACHUSETTS 02110
            (312) 861-2000                       (617) 951-7000


  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
    TITLE OF EACH CLASS OF
          SECURITIES             PROPOSED MAXIMUM AGGREGATE
       TO BE REGISTERED               OFFERING PRICE(1)(2)      AMOUNT OF REGISTRATION FEE
------------------------------------------------------------------------------------------
Common Stock, par value $.01
 per share                              $ 36,800,000                     $ 11,152
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

(1) Includes shares of Common Stock that the Underwriters have the option to purchase from the Company to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY STATE.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION
                                                                 OCTOBER 2, 1997

[LOGO OF THERMA-WAVE, INC.]

                                        Shares

                               THERMA-WAVE, INC.

                                  Common Stock

                                  -----------

  All of the          shares of Common Stock, par value $.01 per share ("Common
Stock"), offered hereby (the "Offering"), are being sold by Therma-Wave, Inc. ("Therma-Wave" or the "Company"). Prior to this Offering, there has been no public market for the Common Stock of the Company. It is currently estimated
that the initial public offering price will be between $     and $     per
share. See "Underwriting" for the factors to be considered in determining the initial public offering price. The Company has applied to have the Common Stock eligible for trading on the Nasdaq National Market under the symbol "THWV."

                                  -----------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 10.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------
                                                                 UNDERWRITING
                                                     PRICE      DISCOUNTS AND     PROCEEDS
                                                       TO        COMMISSIONS         TO
                                                     PUBLIC          (1)        COMPANY (2)
-------------------------------------------------------------------------------------------
Per Share.......................................      $              $              $
-------------------------------------------------------------------------------------------
Total (3).......................................  $              $              $
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

(1) See "Underwriting" for information relating to indemnification of the Underwriters and other matters.
(2)  Before deducting expenses payable by the Company, estimated at $         .
(3)  The Company has granted the Underwriters a 30-day option to purchase up to additional shares of Common Stock solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
     $          , $          and $          , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about
           , 1997.

BT ALEX. BROWN
                       LEHMAN BROTHERS
                                                 MONTGOMERY SECURITIES

               THE DATE OF THIS PROSPECTUS IS            , 1997.

       [pictures of the Opti-Probe(R) system and Therma-Probe(R) system]





  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK IN CONNECTION WITH THE OFFERING, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the Consolidated Financial Statements and notes thereto, appearing elsewhere in this Prospectus. Unless otherwise stated, the information contained in this
Prospectus: (i) assumes no exercise of the Underwriters' over-allotment option and (ii) reflects the reclassification of all classes of common stock into a single class of Common Stock. Unless the context requires otherwise, references to the "Company" or "Therma-Wave" mean Therma-Wave, Inc. and its subsidiaries. Therma-Wave(R), Therma-Probe(R), Opti-Probe(R) and Meta-Probe(R) are registered trademarks of the Company. For an explanation of certain terms used in this Prospectus, reference should be made to the Glossary beginning on page G-1. References to the Company's fiscal year ("Fiscal Year") refer to the 52/53 week period ending on the Sunday on or nearest preceding March 31 of each year for periods prior to 1997 and the Sunday on or following March 31 of each year for periods thereafter. For example, the fiscal year ended April 6, 1997 is referred to herein as "Fiscal 1997."

                                  THE COMPANY

  The Company is a worldwide leader in the development, manufacture, marketing and service of process control metrology systems for use in the manufacture of semiconductors. Semiconductor manufacturers use process control metrology systems in their fabrication facilities ("fabs") to detect process deviations or problems in order to minimize the effects on manufacturing yield, device performance and reliability. The Company's metrology systems are principally used to measure two of the most important and pervasive semiconductor fabrication process steps: ion implantation and thin film deposition and removal. Ion implantation involves the implantation of ions into selective areas of the silicon wafer, which alters the electrical properties of the semiconductor. Thin film deposition and removal is a process by which layers of conductive or insulating films are deposited on and removed from the wafer to give the semiconductor the desired performance characteristics. The Company's products are designed to offer a low cost of ownership due to the integration of proprietary technology and advanced software in a highly reliable, easy-to-use and productive system. Since the introduction of its first product in 1985, the Company's revenues have increased at a compound annual growth rate ("CAGR") of approximately 36.7%.

  Demand for process control metrology systems is driven primarily by: (i) the capital expenditures of semiconductor manufacturers, which, in turn, depend upon the current and anticipated market demand for semiconductors and products utilizing semiconductors and (ii) the increasing complexity of the semiconductor manufacturing process as a result of the demand for smaller, higher performance devices. The demand for semiconductors has significantly increased over time. According to Dataquest, since 1991 the global semiconductor market has expanded at a CAGR of 17.3% to approximately
$143.3 billion in 1996. To meet this increased demand for semiconductors, manufacturers must continually construct and equip new fabs to increase capacity and replace existing fabs and production equipment that are rendered obsolete as a result of improvements in semiconductor manufacturing processes. As a result of these factors, capital equipment expenditures by semiconductor manufacturers have increased at a CAGR of 29.4% from 1991 to 1996 (as reported by Dataquest) to approximately $21.7 billion in 1996. In addition, industries that use semiconductors are demanding increasingly complex, higher performance devices. Fabrication of these devices requires increasing the number of process steps to more than 500 and reducing feature sizes to .25 microns or smaller, necessitating narrower process tolerances which make it more difficult to maintain acceptable yields. These factors, together with the industry migration toward larger wafer sizes (e.g., 300 millimeters), have led to an increase in the demand for process control metrology equipment. For example, from 1991 to 1996, the thin film measurement market has grown at a CAGR of 40.3% as compared to a CAGR of 29.4% for the semiconductor capital equipment market as a whole (based in each case on information reported in Dataquest). During the same period, the Company estimates that the ion implant metrology market grew at a CAGR of 25.9%.

  The Company's process control metrology systems use proprietary and patented technology to measure key dimensions and other physical properties of semiconductor wafers. The Company holds 69 U.S. and foreign patents primarily covering the technology utilized in its two major product lines: (i) the Therma-Probe system and (ii) the Opti-Probe system. The Therma-Probe system, introduced in 1985, utilizes the Company's proprietary thermal wave technology and is the predominant nondestructive process control metrology system used to measure the critical ion implantation process in the fabrication of semiconductors. Since the introduction of the Therma-Probe, the Company believes it has captured over 50% of the market for ion implant measurement in general and over 95% of the market for nondestructive ion implantation measurement of product wafers. The Opti-Probe system, introduced in 1992, significantly improves upon existing thin film metrology systems by successfully integrating different measurement technologies into one system and utilizing the Company's proprietary optical technologies. The Company believes that the Opti-Probe has captured over 30% of the thin film measurement market in less than five years.

  The Company markets and sells its products worldwide to most major semiconductor manufacturers, including Intel Corporation, Samsung Semiconductor Inc., LG Semicon, Advanced Micro Devices, Inc., Siemens Microelectronics, Lucent Technologies and NEC Semiconductor. The Company believes it is the dominant supplier of ion implant metrology systems to virtually all major semiconductor manufacturers and has become the primary supplier of thin film metrology systems to many of its customers. In addition, the Company believes that its largest customers, such as Intel Corporation and Samsung Semiconductor Inc., are among the fastest growing manufacturers in the semiconductor industry. In aggregate, the Company serves more than 60 customers worldwide, which are located in over 14 different countries and manufacture many different types of semiconductors for a broad range of applications.

  Therma-Wave was established in 1982 by Dr. Allan Rosencwaig, the Company's current Chairman, President and CEO and the principal developer of the field of thermal wave physics. In Fiscal 1992, the Company was acquired by Toray Industries, Inc. and Shimadzu Corporation. Through a recapitalization of the Company (the "Recapitalization") effected in May 1997, Bain Capital, Inc. ("Bain Capital"), Sutter Hill Ventures ("Sutter Hill") and the Company's senior management team collectively acquired securities representing approximately 88% of the Company's outstanding voting power. As a result of the Recapitalization, the Company's senior management team currently owns approximately 22% of the outstanding Common Stock and holds options to acquire an additional 7% of the Common Stock. Such equity ownership represents a significant economic commitment to and participation in the continued success of the Company.

                          BUSINESS AND GROWTH STRATEGY

  The Company's business strategy is to continue its leadership and growth in the process control metrology market and thereby increase market share and maximize revenues and profitability. The Company's business and growth strategy includes the following key initiatives:

 . Capitalize on Favorable Industry Trends. The Company believes that the increasing demand for semiconductors should continue to drive significant growth in the semiconductor capital equipment market. In addition, the Company believes that the need for more comprehensive and sophisticated process control of semiconductor device manufacturing will result in greater demand for metrology systems. In particular, the transition from 200 millimeter to 300 millimeter wafers, in conjunction with the evolution towards circuit sizes of .25 microns or less, is expected to increase the need for process control metrology in fabs. Management believes that the Company is well positioned to take advantage of these favorable trends, given its market leadership position, strong customer base, superior technology and research and development expertise.

 . Maintain and Leverage Strong Customer Relationships. The Company expects to continue to strengthen its existing customer relationships and foster working partnerships by providing technologically superior systems and high levels of customer support. The Company believes it is the dominant supplier of ion implant metrology systems to virtually all major semiconductor manufacturers and has become the primary supplier of thin film metrology systems to many of its customers. Furthermore, the Company intends to continue to capitalize on its strong customer relationships, which have enabled it to develop new products and applications through close collaboration with customers. Such collaboration has often resulted in products and applications which have a broader market appeal. For example, the Company has sold its Opti-Probe 2600 system, developed in cooperation with one of its major customers, to numerous other semiconductor manufacturers.

 . Increase Market Penetration. The Company believes that it can increase its market penetration based on its competitive strengths and superior product offerings. In particular, the Company expects that the market share of its Opti-Probe system, which was introduced by the Company in 1992, will continue to increase as a result of its technological advantages and superior return on investment to its customers. During Fiscal 1997, the Company has added seven major new customers for the Opti-Probe system and, based on Dataquest information, has increased its market share in the thin film measurement market by approximately 5 percentage points to capture over 30% of such market. The Company believes that the Opti-Probe system offers significant opportunities for increased revenues due to the size of the thin film measurement market, which had aggregate sales of $234 million in 1996 and has grown at CAGR of 40.3% from 1991 to 1996.

 . Continue to Focus on Technological Innovation. The Company intends to continue its emphasis on engineering and research and development in an effort to anticipate and address technological advances in semiconductor manufacturing. The Company's current product development efforts include:
   (i) the Opti-Probe 5240, which will integrate two additional measurement technologies into the Opti-Probe system, providing the Company with a product entry in a new segment of the thin film measurement market; (ii) expanding the capability of both the Therma-Probe and Opti-Probe systems to accommodate 300 millimeter wafer sizes; and (iii) the Meta-Probe, a thin film metrology system specifically designed to measure the thickness and material properties of opaque and metallic thin films. The Company expects these new products to begin beta-testing in 1998. Management believes that continued product innovation and investment in research and development will help the Company stengthen its leadership position.

 . Leverage Existing Infrastructure. The Company believes that it has the opportunity to improve its operating margins by leveraging its existing infrastructure through increased sales. To support its worldwide growth, the Company has expended considerable resources in establishing its infrastructure, including a worldwide customer service and support organization and a state-of-the-art manufacturing facility.

 . Pursue Strategic Acquisitions. The Company expects to capitalize on the recent consolidation trend in the process control metrology and wafer inspection industries by targeting strategic acquisitions. The Company expects to review selective opportunities to acquire businesses which would add to its portfolio of technologies and products. The Company is not currently engaged in any on-going discussions regarding potential acquisitions.

  The Company's executive offices are located at 1250 Reliance Way, Fremont, California 94539. The Company's telephone number is (510) 490-3663. The Company maintains a website on the Internet at http://www.thermawave.com. The Company's website and the information contained therein shall not be deemed part of this Prospectus.

                                  THE OFFERING

Common Stock offered by the Company.............       shares
Common Stock to be outstanding after the
Offering........................................       shares (1)
Use of proceeds................................. To redeem a portion of the
                                                 Company's 10 5/8% Senior Notes
                                                 issued in connection with the
                                                 Recapitalization. See "Use of
                                                 Proceeds."
Proposed Nasdaq National Market symbol.......... "THWV"

--------
(1) Based upon shares outstanding as of September 30, 1997. Excludes: (i) 1,343,750 shares of Common Stock issuable upon the exercise of outstanding options granted under the Company's 1997 Stock Purchase and Option Plan (the "1997 Stock Plan"), all of which were then exercisable, at exercise
    prices ranging from $8.93 to $15.89 per share; or (ii)      additional
    shares of Common Stock expected to be reserved for future grants or awards under the 1997 Equity Incentive Plan (the "New Incentive Plan") or the Company's 1997 Stock Purchase Plan (the "Stock Purchase Plan"). See "Management -- Stock Plans."

                                  RISK FACTORS

  Prospective investors should carefully consider the factors set forth under "Risk Factors," as well as the other information set forth in this Prospectus before making an investment in the Common Stock offered hereby. Such risks include, among others, that: (i) the Company is dependent on the semiconductor industry, which most recently experienced a downturn in 1996; (ii) the Company's quarterly operating results have historically and may in the future vary significantly due to a number of factors; (iii) the Company has a high level of indebtedness and is restricted by the terms of its indebtedness; (iv) the Company relies, in part, on patent, trade secret and trademark law to protect the technology used in its principal products; (v) the semiconductor capital equipment industry as a whole is characterized by rapidly changing technology and industry standards; (vi) the semiconductor capital equipment industry is highly competitive; (vii) the Company has been experiencing a period of growth that could place a strain on its management team; (viii) two customers accounted for approximately 13% and 10% of the Company's net revenues in Fiscal 1997, and three customers accounted for 22%, 13% and 13% of the Company's net revenues for the three-month period ended July 6, 1997; (ix) the Company's operations are characterized by relatively high fixed costs; (x) approximately 50% of the Company's sales are made through independent sales representatives; (xi) international sales accounted for approximately 59.7% and 44.2% of the Company's total revenues for Fiscal 1997 and the first quarter of Fiscal 1998, respectively; (xii) the Company's systems typically have lengthy sales cycles; (xiii) certain of the components and subassemblies included in the Company's systems are obtained from a single source or a limited group of suppliers; (xiv) the Company produces all of its products in a single manufacturing facility located in Fremont, California; and (xv) the Company is dependent upon the continued contributions of key management, engineering, sales and marketing, customer support, finance and manufacturing personnel.

                       SUMMARY HISTORICAL FINANCIAL DATA
                                 (IN THOUSANDS)


                                                                            THREE-MONTH
                                       FISCAL YEAR (1)                   PERIOD ENDED (1)
                          ---------------------------------------------  ------------------
                                                                         JULY 7,   JULY 6,
                            1993     1994     1995     1996      1997      1996      1997
                          --------  -------  -------  -------  --------  --------  --------
                                                                            (UNAUDITED)
STATEMENT OF INCOME DATA
(2):
Net revenues............  $ 14,250  $20,770  $55,675  $79,293  $109,493  $ 28,715  $ 28,205
Cost of revenues........    10,561   11,262   25,024   35,027    49,795    12,893    13,263
Gross margin............     3,689    9,508   30,651   44,266    59,698    15,822    14,942
Research and develop-
 ment...................     5,372    3,586    5,942   10,072    13,050     3,025     4,488
Selling, general and ad-
 ministrative...........     7,508    9,092   13,299   18,704    22,004     5,893     5,026
Amortization of goodwill
 and purchased intangi-
 bles...................     1,912    1,912    1,912    1,912     1,275       478        --
Non-recurring recapital-
 ization and related ex-
 penses (non-cash)......        --       --       --       --        --        --     2,888
Operating income (loss).   (11,103)  (5,082)   9,498   13,578    23,369     6,426     2,540
Interest expense........     1,320    1,543    1,998    1,722     1,621       432     2,193
Interest income.........      (145)    (331)    (102)    (247)     (346)      (45)     (169)
Other (income) expense,
 net....................       345      125      115      138       (14)       26         5
Income (loss) before
 provision for income
 taxes..................   (12,623)  (6,419)   7,487   11,965    22,108     6,013       511
Provision for income
 taxes..................        --       --       --    4,684     9,007     2,510       200
Net income (loss).......  $(12,623) $(6,419) $ 7,487  $ 7,281  $ 13,101  $  3,503  $    311
Net income (loss)
 attributable to common
 stockholders (3).......  $(12,623) $(6,419) $ 7,487  $ 7,281  $ 13,101  $  3,503  $    195
OTHER FINANCIAL DATA:
EBITDA calculation:
  Operating income
   (loss)...............  $(11,103) $(5,082) $ 9,498  $13,578  $ 23,369  $  6,426  $  2,540
  Depreciation and amor-
   tization.............     3,167    2,965    2,998    3,607     3,744     1,049     1,036
EBITDA (4)..............    (7,936)  (2,117)  12,496   17,185    27,113     7,475     3,576(5)
Cash provided by (used
 in) operating activi-
 ties...................    (9,797)  (6,006)   1,876    5,867    11,860     1,990      (969)
Cash used in investing
 activities.............    (1,456)    (299)  (2,048)  (4,965)   (1,575)     (964)   (1,939)
Cash provided by (used
 in) financing activi-
 ties...................     9,003    6,304    6,205   (1,278)     (851)     (532)      184
Capital expenditures....     1,031       60    1,616    4,361     1,091       554       780
BALANCE SHEET DATA:
Working capital.........  $ (3,800) $(6,484) $17,240  $23,740  $ 38,720            $ 43,459
Total assets............    22,368   23,039   45,081   53,056    68,620              82,340
Long-term debt..........    23,692   24,171   24,838   25,273    25,556             117,320
Mandatorily redeemable
 preferred stock........        --       --       --       --        --              13,916
Stockholders' equity
 (net capital deficien-
 cy)....................   (18,191) (22,845)    (379)   6,903    20,145             (68,764)

--------
(1) The Company's Fiscal Year refers to the 52/53 week period ending on the Sunday on or nearest preceding March 31 of each year for periods prior to 1997 and the Sunday on or following March 31 of each year for periods thereafter. The three-month periods ended July 7, 1996 and July 6, 1997 include 14 weeks and 13 weeks of operating results, respectively.
(2) No historical earnings per share data are presented as the Company does not consider such data to be meaningful as a result of the Recapitalization. See "The Recapitalization," "The Reclassification" and the "Unaudited Pro Forma Financial Data."
(3) The Company issued shares of Series A Voting Convertible Preferred Stock (the "Preferred Stock") with an aggregate liquidation value of $13,916 (including accrued and unpaid dividends thereon as of July 6, 1997) to its then existing stockholders as part of the Recapitalization. Dividends on the Preferred Stock accrue at a rate of 6.0% per annum.
(4) "EBITDA" is defined herein as income (loss) before income taxes, plus depreciation, amortization, net interest expense and other non-operating (income) expenses, net. EBITDA is presented because the Company believes it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles. Additionally, EBITDA as defined herein may not be comparable to similarly titled measures reported by other companies.
(5) EBITDA in the three-month period ended July 6, 1997 includes $2,888 in non-recurring, non-cash expenses related to the Recapitalization. Excluding such expenses, EBITDA for the period would have been $6,464.

                   SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following summary unaudited pro forma statement of income data give pro forma effect to: (i) the Recapitalization; (ii) the transactions described under "The Reclassification;" (iii) the redemption of all of the Company's outstanding Preferred Stock; (iv) the refinancing of the Company's bank credit facility; and (v) the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds," as if each had occurred as of the beginning of the period presented. The following summary unaudited pro forma balance sheet data give effect to items (ii) through (v) listed above, as if each occurred on July 6, 1997. The Company's actual balance sheet at July 6, 1997 already reflects the effect of the Recapitalization. The summary unaudited pro forma statement of income data and other financial data do not purport to represent what the Company's results of operations actually would have been if such transactions had actually occurred as of the beginning of the periods presented or what such results will be for any future periods. The information contained in this table should be read in conjunction with "Unaudited Pro Forma Financial Data," "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and accompanying notes thereto included elsewhere in this Prospectus.

                                                                PRO FORMA
                                                           THREE-MONTH PERIOD
                                                                ENDED (1)
                                             PRO FORMA     --------------------
                                         FISCAL YEAR ENDED JULY 7,    JULY 6,
                                           APRIL 6, 1997 (1)1996       1997
                                         ----------------- -------  -----------
STATEMENT OF INCOME DATA:
Net revenues............................     $109,493      $28,715    $28,205
Cost of revenues........................       49,795       12,893     13,263
Gross margin............................       59,698       15,822     14,942
Research and development................       13,050        3,025      4,488
Selling, general and administrative.....       23,004        6,143      5,276
Amortization of goodwill and purchased
 intangibles............................        1,275          478         --
Non-recurring recapitalization and re-
 lated expenses (non-cash)..............           --           --         --
Operating income........................       22,369        6,176      5,178
Interest expense........................       10,789        2,697      2,697
Interest income.........................         (346)         (45)      (169)
Other (income) expense, net.............          (14)          26          5
Income before provision for income
 taxes..................................       11,940        3,498      2,645
Provision for income taxes (2)..........        5,143        1,554      1,005
Net income..............................     $  6,797      $ 1,944    $ 1,640
Pro forma net income per share (3) (4)..     $             $          $
Pro forma weighted average number of
 shares outstanding (3) (4).............
OTHER FINANCIAL DATA:
EBITDA calculation:
  Operating income......................     $ 22,369      $ 6,176    $ 5,178
  Depreciation and amortization.........        3,744        1,049      1,036
                                             --------      -------    -------
EBITDA (5)..............................       26,113        7,225      6,214
Capital expenditures....................        1,091          554        780
                                                              JULY 6, 1997
                                                           --------------------
                                                                     PRO FORMA
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
BALANCE SHEET DATA:
Working capital.........................                   $43,459    $32,452
Total assets............................                    82,340     64,504
Long-term debt..........................                   117,320     91,932
Mandatorily redeemable preferred stock..                    13,916        --
Stockholders' equity (net capital
 deficiency)............................                   (68,764)   (44,286)

--------
(footnotes appear on following page)

(1) The Company's Fiscal Year refers to the 52/53 week period ending on the Sunday on or nearest preceding March 31 of each year for periods prior to 1997 and the Sunday on or following March 31 of each year for periods thereafter. The three-month periods ended July 7, 1996 and July 6, 1997 include 14 weeks and 13 weeks of operating results, respectively.
(2) The Company's effective tax rate on a pro forma basis was 43.1%, 44.4% and 38.0% for Fiscal 1997 and the three-month periods ended July 7, 1996 and July 6, 1997, respectively. The higher rate in Fiscal 1997 and the period ended July 7, 1996 was due primarily to the existence of non-deductible goodwill which was fully amortized at the end of Fiscal 1997.
(3) Pro forma net income per share and the pro forma weighted average number of common shares outstanding include all Common Stock equivalents and have been adjusted to give effect to: (i) the Recapitalization; (ii) the Reclassification; (iii) the Offering and use of proceeds therefrom to repay indebtedness associated with the Notes; and (iv) the redemption of all of the outstanding Preferred Stock, as if the events described in (i) through
    (iv) had occurred on April 1, 1996.
(4) As discussed above, the pro forma net income per share and the pro forma weighted average number of common shares outstanding assumes the redemption of all of the outstanding Preferred Stock immediately following the completion of the Offering. Each share of Preferred Stock has a liquidation value of $18.40 and is convertible into one share of Common Stock at the option of the holder thereof. If the shares of Preferred Stock had been converted into Common Stock, pro forma net income per share would have been
            ,          and        , for Fiscal 1997, the three-month periods
    ended July 7, 1996 and July 6, 1997, respectively, and the pro forma weighted average number of common shares outstanding for all periods would
    have been        .
(5) "EBITDA" is defined herein as income before income taxes, plus depreciation, amortization, net interest expense and other non-operating (income) expenses, net. EBITDA is presented because the Company believes it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles. Additionally, EBITDA as defined herein may not be comparable to similarly titled measures as reported by other companies.

                                 RISK FACTORS

  Prospective investors should carefully consider the following factors in addition to the other information set forth in this Prospectus in analyzing an investment in the Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those identified below as well as those discussed elsewhere in this Prospectus.

  Dependence on Semiconductor Industry; Current Industry Conditions. The Company's business depends upon the capital expenditures of semiconductor manufacturers, which, in turn, depend upon the current and anticipated market demand for semiconductors and products utilizing semiconductors. The semiconductor industry is cyclical and has historically experienced periodic downturns, which have often resulted in a decrease in the semiconductor industry's demand for capital equipment, including process control metrology systems. There is typically a six to twelve month lag between changes in the semiconductor industry and the related impact on the level of capital expenditures. In most cases, the resulting decrease in capital expenditures has been more pronounced than the precipitating downturn in semiconductor industry revenues. The semiconductor industry experienced its most recent downturn in 1996, during which industry revenues declined by an estimated 6.4% (as reported by Dataquest). As a result, a decrease in the overall level of capital expenditures began in 1996 and is expected to continue throughout the remainder of 1997. Dataquest forecasts that sales of semiconductor capital equipment will decrease by approximately 10% in 1997. As a result of increased market penetration, the Company's revenues for the first quarter of Fiscal 1998 have remained relatively equal to those of the comparable quarter for the prior year and the Company currently does not have any plans to reduce its production levels during the remainder of Fiscal 1998. Although there are indications that the semiconductor industry is beginning to recover, there can be no assurance that the industry will continue to improve nor can there be any assurance that the industry will not experience other, possibly more severe and prolonged downturns in the future. The anticipated decrease in the level of capital expenditures by the semiconductor industry could have a material adverse effect on the Company's business, financial condition and results of operation. In addition, the need for continued investment in research and development and extensive on-going customer service and support capability will limit the Company's ability to reduce its expenses during a downturn in the semiconductor industry. See "-- Risks Associated with Fixed Costs" and "Business -- Industry Background."

  Fluctuations in Quarterly Operating Results. The Company's quarterly operating results have historically and may in the future vary significantly due to a number of factors. Factors that may influence the Company's operating results in a given quarter include: (i) customer demand, such as economic conditions in the semiconductor industry and products that use semiconductors, market acceptance of products of both the Company and its customers, seasonality, changes in product mix, and the timing, cancellation or delay of customer orders and shipments; (ii) competition, such as competitive pressures on prices of the Company's products and the introduction or announcement of new products by competitors; (iii) manufacturing and operations, such as fluctuations in availability and cost of components and subassemblies and production capacity; (iv) fluctuations in foreign currency exchange rates; (v) new product development, such as increased research, development and engineering, as well as marketing, expenses associated with new product introductions, including the effect of transitioning to new or advanced products, and the Company's ability to design, introduce and manufacture new products and technologies on a timely basis; (vi) sales and marketing, such as concentrations of customers, and discounts that may be granted to certain customers; and (vii) other factors such as levels of expenses relative to revenue levels, personnel changes and generally prevailing economic conditions.

  During a given quarter, a significant portion of the Company's revenue may be derived from the sale of a relatively small number of systems. Accordingly, a small change in the number of systems actually shipped may cause significant changes in operating results. Moreover, customers may cancel or reschedule shipments, and production difficulties could delay shipments. In addition, because of the significantly different gross margins attributable to the Company's two products, changes in product mix may cause fluctuations in operating results. Further, the lengthy sales cycle for certain of the Company's capital equipment may result in the Company incurring significant expenses prior to the receipt of customer orders. In addition, the introduction of new products has in the past contributed, and may continue to contribute, to fluctuations in quarterly operating results. These same factors also could materially and adversely affect annual results of operations. In addition, the need for continued investment in research and development, marketing and customer support, as well as increased operating expenses associated with the Company's recent growth, limit the Company's ability to reduce expenses in the near-term.

  Risks Associated with a High Level of Indebtedness. The Company incurred substantial indebtedness in connection with the Recapitalization. At July 6, 1997 on a pro forma basis giving effect to the Offering and the application of the net proceeds therefrom, the Company's total indebtedness would have been approximately $91.9 million and its net capital deficiency would have been $44.3 million. In addition, as of July 6, 1997, the Company had unused borrowing capacity of $22.2 million under the Bank Credit Facility (as defined herein). Furthermore, subject to the restrictions in the Bank Credit Facility and the Indenture (as defined herein), the Company may incur additional indebtedness, including secured indebtedness, from time to time to finance acquisitions, capital expenditures, working capital, make certain deferred payments to the Company's executive officers or for other purposes.

  The level of the Company's indebtedness could have important consequences, including, but not limited to, the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to the repayment of indebtedness and will not be available for other purposes; (ii) the Company's future ability to obtain additional debt financing for working capital, capital expenditures, acquisitions or other purposes may be limited; and (iii) the Company's level of indebtedness could limit its flexibility in reacting to changes in the industry and general economic conditions and its ability to withstand a prolonged downturn in the semiconductor industry. Certain of the Company's competitors currently operate on a less leveraged basis and have significantly greater operating and financing flexibility than the Company.

  The Indenture and the Bank Credit Facility contain restrictive covenants that limit the Company's operating flexibility. In addition, the Bank Credit Facility requires the Company to maintain specified financial ratios and satisfy certain financial condition tests. The Company's ability to meet those financial ratios and tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. A breach of any of these covenants could result in a default under the Bank Credit Facility and/or the Indenture. Substantially all the assets of the Company, together with all of the capital stock of each of its domestic subsidiaries and 65% of the capital stock of each of its first tier foreign subsidiaries, are pledged as security under the Bank Credit Facility. See "Description of Certain Indebtedness."

  Reliance on Patents and Other Intellectual Property. The Company's future success and competitive position depend in part upon its ability to obtain and maintain certain proprietary technology used in its principal products, and the Company relies, in part, on patent, trade secret and trademark law to protect that technology. The Company has obtained a number of patents relating to its two key products, the Opti-Probe and Therma-Probe systems. The Company owns 24 U.S. patents with expiration dates ranging from 1999 to 2013 and has filed applications for two additional U.S. patents. In addition, the Company owns 45 foreign patents with expiration dates ranging from 1999 to 2013 and has filed applications for nine additional foreign patents.

  There can be no assurance that any of the Company's pending patent applications will be approved, that the Company will develop additional proprietary technology that is patentable, that any patents owned by or issued to the Company will provide the Company with competitive advantages or that these patents will not be challenged by any third parties. Furthermore, there can be no assurance that third parties will not design around the Company's patents. Any of the foregoing results could have a material adverse effect on the Company's business or the Company's financial condition.

  In addition to patent protection, the Company relies upon trade secret protection for its confidential and proprietary information and technology. The Company routinely enters into confidentiality agreements with its employees. However, there can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's confidential and proprietary information and technology will not be independently developed by or become otherwise known by third parties.

  The commercial success of the Company will also depend, in part, on its ability to avoid infringing or misappropriating any patents or other proprietary rights owned by third parties. If the Company is found to infringe or misappropriate a third party's patent or other proprietary rights, the Company could be required to pay damages to the third party, alter its products or processes, obtain a license from the third party or cease certain activities, including making or selling certain products. If the Company is required to do any of the foregoing, there can be no assurances that the Company will be able to do so on commercially favorable terms, if at all. The Company's inability to do any of the foregoing on commercially favorable terms could have a material adverse impact on the Company's business or the Company's financial condition.

  Litigation may be necessary to enforce any patents issued to or licensed to the Company or to determine the scope and/or validity of a third party's patent or other proprietary rights. Any such litigation, regardless of outcome, could be expensive and time consuming and, as discussed above, could subject the Company to significant liabilities or require the Company to cease using certain technology and, consequently, could have a material adverse effect on the Company's business or the Company's financial condition.

  The Company is currently the plaintiff in certain patent infringement suits filed against Jenoptik GmbH ("Jenoptik"), a German company, in the United States and Germany claiming infringement of certain of the Company's patents relating to the ion implant measurement technology utilized by the Company's Therma-Probe system. In both of these actions, Jenoptik denies infringement and has alleged that such patents are invalid. Jenoptik has recently received favorable decisions in the German proceeding, which the Company plans to challenge. A material adverse effect on the Company's business or the financial condition could occur if one or more of the Company's U.S. patents and its German patent are found to be invalid. See "Business -- Legal Proceedings."

  New Product Development and Technological Change. The semiconductor capital equipment industry as a whole is characterized by rapidly changing technology and industry standards, along with frequent new product introductions. The Company's success in these markets will depend upon its ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. New product introductions may contribute to fluctuations in quarterly operating results, as customers may defer ordering products from the Company's existing product lines. If new products have reliability or quality problems, then reduced orders, higher manufacturing costs, delays in collecting accounts receivable and additional service and warranty expense may result. Responding to rapid technological change and the need to develop and introduce new products to meet customers' expanding needs and evolving industry standards will require the Company to make substantial investments in research and product development. Any failure by the Company to anticipate or respond adequately to technological developments and customer requirements or any significant delays in product development or introduction could result in a loss of competitiveness and could materially adversely affect the Company's operating results. There can be no assurance that the Company will successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner, that any product enhancement or new product developed by the Company will gain market acceptance, or that products or technologies developed by others will not render the Company's products or technologies obsolete or noncompetitive. The semiconductor industry is currently undergoing a gradual evolution from 200 millimeter to 300 millimeter wafers. Semiconductor manufacturers are beginning to establish pilot production lines and specifications for the manufacture of semiconductor devices on 300 millimeter wafers. The Company is currently developing product enhancements and new products designed to meet increasing demand for metrology equipment for 300 millimeter wafers. Until the Company begins shipping its next generation products, the Company's sales of its process control metrology systems could be adversely affected. There can be no assurance that the Company will be able to develop enhancements and new products successfully or in time to meet emerging demand, or that enhancements and new products developed by the Company will be accepted by the Company's customers. A fundamental shift in technology in the Company's product markets could have a material adverse effect on the Company, particularly in light of the fact that the Company currently derives substantially all of its revenues from sales of its two products, Opti-Probe and Therma-Probe systems.

  Competition. The semiconductor capital equipment industry is highly competitive. The Company faces substantial competition in each of the markets it serves from established competitors, some of which have greater financial, engineering, manufacturing and marketing resources than the Company. Many of the Company's competitors are investing heavily in the development of new products aimed at applications currently served by the Company. The Company's competitors in each product area can be expected to continue to improve the design and performance of their products and to introduce new products with competitive prices and performance characteristics. Although the Company has not historically been forced to reduce its prices, there can be no assurance that competitive pressures will not necessitate price reductions, adversely affecting operating results in the future. Maintaining technological advantages to mitigate the adverse affect of pricing pressures will require a continued high level of investment by the Company in research and development and sales and marketing. There can be no assurance that the Company will have sufficient resources to continue to make such investments or that the Company will be able to make the technological advances necessary to maintain such competitive advantages.

  KLA Corporation recently acquired a competitor of the Company, Tencor Corporation, to form KLA-Tencor Corporation. The Company expects that similar acquisitions and business combinations by competitors and potential competitors of the Company may continue in the future. Acquisitions by the Company's competitors and potential competitors could allow them to expand their product offerings, which could afford such competitors and potential competitors an advantage in meeting customers' demands. The greater resources, including financial and marketing and support resources, of competitors engaged in these acquisitions could permit them to accelerate the development and commercialization of new competitive products and the marketing of existing competitive products to their larger installed bases. Accordingly, such business combinations and acquisitions by competitors and potential competitors could have an adverse impact on both the Company's market share and the pricing of its products, which could have a material adverse effect on the Company's business and results of operations.

  The market for the Company's products is characterized by rapidly changing technology and evolving industry standards. There can be no assurance that the current technology base within the Company can be advanced to address all customer needs. In addition, the Company believes that once a device manufacturer has selected a particular vendor's capital equipment, that manufacturer generally relies upon that vendor's equipment for that specific production line application and, to the extent possible, subsequent generations of that vendor's systems. Accordingly, it may be difficult to achieve significant sales to a particular customer once another vendor's capital equipment has been selected by that customer unless there are compelling reasons to do so, such as significant performance or cost advantages.

  Management of Growth. The Company has been experiencing a period of growth that could place a strain on its management and other resources. To support the Company's anticipated growth, the Company will need to hire more engineering, manufacturing, sales and marketing, and support and administrative personnel, expand customer service capabilities, and update or expand management information and inventory systems, procedures and controls. Competition for the necessary personnel in the Company's industry is high. There can be no assurance that the Company will be able to attract and retain the necessary personnel to accomplish its growth strategies or that it will be able to satisfy customer demand in a timely fashion and satisfactorily support its customers and operations or that its information systems, procedures and controls will be adequate to support the Company's operations. If the Company's management is unable to manage growth effectively, the Company's business, operating results and financial condition could be materially adversely affected.

  Concentration of Customers. During Fiscal 1997, sales to Intel Corporation ("Intel") and Samsung Semiconductor Inc. ("Samsung") accounted for approximately 13% and 10%, respectively, of the Company's net revenues, and sales to the Company's top twenty customers in the aggregate accounted for approximately 78% of the Company's net revenues. During the first quarter of Fiscal 1998, sales to Intel, Taiwan Semiconductor Manufacturing Company and Hyundai Corporation accounted for 22%, 13% and 13% of the Company's net revenues, respectively, and sales to the Company's top twenty customers in the aggregate accounted for substantially all of the Company's net revenues. As customers seek to establish closer relationships with their suppliers, the Company expects that its customer base will continue to become more concentrated with a limited number of customers accounting for a significant portion of revenues. If, for any reason, any of its key customers were to purchase significantly less of the Company's products in the future, such decreased level of purchases could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business --Customers."

  Risks Associated with Fixed Costs. The Company's operations are characterized by relatively high fixed costs due to the need for continued investment in research and development and extensive ongoing customer service and support capability. In addition, because of the Company's emphasis on research and development and technological innovation, there can be no assurance that the fixed costs associated with the Company's manufacturing processes will not increase in the future. Therefore, the Company's operating results could be materially adversely affected depending on the level of revenues relative to fixed costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

  Reliance on Manufacturers' Sales Representatives. Approximately 50% of the Company's sales are made through manufacturers' sales representatives, including all of the Company's sales to customers located in Japan and Taiwan, which collectively accounted for approximately 26% of the Company's net revenues in Fiscal 1997. The activities of these representatives are not within the control of the Company, and they may sell products manufactured by other manufacturers. In addition, in some locations the Company's manufacturing sales representatives also provide field service to the Company's customers. A reduction in the sales efforts or financial viability of such manufacturers' sales representatives, or a termination of the Company's relationship with such representatives, could materially adversely affect the Company's sales, financial results and ability to support its customers. Although management believes that it maintains good relations with its sales representatives, there can be no assurance that such relationships will continue. See "Business -- Sales and Marketing."

  Risks Associated with International Sales. International sales accounted for approximately 59.7% and 44.2% of the Company's total revenues for Fiscal 1997 and the first quarter of Fiscal 1998, respectively. The Company anticipates that international sales will continue to account for a significant portion of its revenue in the foreseeable future. International sales are subject to certain risks, including, among others, unexpected changes in regulatory requirements, tariffs and other market barriers, political and economic instability, potentially adverse tax consequences, natural disasters, outbreaks of hostilities, difficulties in accounts receivable collection, extended payment terms, difficulties in managing foreign sales representatives and difficulties in staffing and managing foreign branch operations. Since a substantial majority of the Company's international sales are denominated in U.S. dollars, sales to international customers may be affected by fluctuations in the U.S. dollar, which could increase the sales price in local currencies of the Company's products. The Company is also subject to the risks associated with the imposition of legislation and import and export regulations. The Company cannot predict whether tariffs, quotas, duties, taxes or other changes or restrictions will be implemented by the United States or other countries upon the import or export of the Company's products in the future. In addition, the laws of certain countries in which the Company's products are or may be sold may not provide the Company's products and intellectual property rights with the same degree of protection as the laws of the United States. There can be no assurance that these factors will not have a material adverse effect on the Company's business, financial condition or results of operations.

  Lengthy Sales Cycle. Sales of the Company's systems depend, in significant part, upon the decision of a prospective customer to increase its existing capacity by either constructing new fabs or expanding its existing fabs, either of which typically involves a significant capital commitment. In view of the significant investment involved in a system purchase, the Company may experience delays in obtaining purchase orders while the customer plans for such expansion and evaluates and receives approvals for the purchase of the Company's systems. Due to these and other factors, the Company's systems typically have lengthy sales cycles during which the Company may expend substantial funds and management effort. In addition, lengthy sales cycles subject the Company to a number of significant risks, including inventory obsolescence and fluctuations in operating results over which the Company has little or no control.

  Dependence on Suppliers. Some of the components and subassemblies included in the Company's systems are obtained from a single source or a limited group of suppliers. Although the Company seeks to reduce dependence on those sole and limited source suppliers, the partial or complete loss of certain of these sources could have at least a temporary adverse effect on the Company's results of operations and damage customer relationships. Further, a significant increase in the price of one or more of these components or subassemblies could materially adversely affect the Company's results of operations.

  Risks Associated with a Single Manufacturing Facility. The Company produces all of its products in its manufacturing facility located in Fremont, California. The Company's manufacturing processes are highly complex and require sophisticated and costly equipment. As a result, any prolonged disruption in the operations of the Company's manufacturing facility, whether due to technical or labor difficulties, destruction of or damage to this facility as a result of an earthquake, fire or any other reason, could have a material adverse effect on the Company's financial condition or results of operations. See "Business -- Facilities."

  Dependence on Key Personnel. The Company's success depends to a significant degree upon the continued contributions of key management, engineering, sales and marketing, customer support, finance and manufacturing personnel, certain of whom would be difficult to replace. The loss of the services of certain personnel could have a material adverse effect on the Company. There can be no assurance that the services of such personnel will continue to be available to the Company. The Company entered into employment agreements with certain members of its senior management team in connection with the Recapitalization. In addition, the Company believes that its success depends on its ability to attract and retain additional qualified employees and that the failure to recruit such other skilled personnel could have a material adverse effect on the Company. The Company maintains and is the named beneficiary under key-man life insurance policies for Messrs. Rosencwaig, Willenborg and Opsal in the amounts of $500,000; $100,000; and $250,000, respectively. Mr. Rosencwaig's spouse is also a named beneficiary under his key-man life insurance policy in the additional amount of $1,000,000. See "Management -- Employment Agreements."

  Risk of Developing and Marketing the Meta-Probe System. The Company has expended and expects to continue to expend substantial research, development and engineering resources to develop the Meta-Probe system. The Company has not previously offered the Meta-Probe system and there can be no assurance that the Company will not experience difficulties or delays in its development efforts or that such efforts will be successful. Even if the Company's Meta-Probe system is successfully developed, the Company may encounter problems or delays as it commences manufacturing the Meta-Probe system, for which it has no prior experience, or as customers begin using the Meta-Probe system. The Company's Meta-Probe system, if developed, will compete against metrology systems marketed by suppliers with installed bases as well as products that are expected to be introduced by new competitors. There can be no assurance that the Company will be successful in marketing and obtaining acceptance of its Meta-Probe system. The failure to complete development of the Meta-Probe system on a timely basis or to achieve market acceptance could have a material adverse effect on the Company's growth prospects.

  Future Liquidity Requirements. The Company expects to use all of the net proceeds of the Offering to repay indebtedness incurred in the Recapitalization. As a result, none of the net proceeds will be available to fund future operations. The Company expects that its principal sources of funds following the Offering will be cash generated from operating activities and borrowings under the New Bank Credit Facility. The Company believes that these funds will provide the Company with sufficient liquidity and capital resources for the Company to meet its current and future financial obligations, as well as to provide funds for the Company's working capital, capital expenditures and other needs for at least the next twelve months. No assurance can be given, however, that this will be the case. Depending upon its rate of growth and profitability, the Company may require additional equity or debt financing to meet its working capital requirements or to fund its research and development efforts. There can be no assurance that additional financing will be available when required or, if available, will be on terms satisfactory to the Company. The Company's future operating performance and ability to service or refinance the Notes and to repay, extend or refinance the New Bank Credit Facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond the Company's control.

  Environmental Liabilities; Other Governmental Regulations. The Company is subject to various federal, state, local and foreign environmental laws and regulations relating to the discharge, storage, treatment, handling, and disposal of certain materials, substances and water used in or resulting from its operations and the remediation of contamination associated with releases of hazardous substances both at the Company's facilities and at offsite disposal locations. The Company's operations are also governed by laws and regulations relating to workplace safety and worker health which, among other things, regulate employee exposure to hazardous substances in the workplace. The nature of the Company's operations expose it to the risk of liabilities or claims with respect to environmental and workplace health and safety matters, and there can be no assurance that material costs will not be incurred in connection with such liabilities or claims.

  Based on information currently available to management, management believes that the cost of compliance with existing environmental and health and safety laws and regulations (and liability for known environmental conditions) will not have a material adverse effect on the Company's business, financial condition or results of operations. However, management cannot predict which environmental or health and safety legislation or regulations will be enacted in the future or how existing or future laws or regulations will be enforced, administered or interpreted, nor can it predict the amount of future expenditures which may be required in order to comply with such environmental or health and safety laws or regulations or to respond to such environmental claims.

  Influence by Significant Stockholders. Upon completion of the Offering, investment funds affiliated with Bain Capital (the "Bain Capital Funds") will
hold approximately   % of the Company's outstanding Common Stock (  % if the
Underwriters' over-allotment is exercised in full). By virtue of such stock ownership, the Bain Capital Funds will continue to have a significant influence over all matters submitted to stockholders of the Company, including the election of the directors of the Company, and to exercise significant control over the business, policies and affairs of the Company. Such concentration of voting power could have the effect of delaying, deterring or preventing a change of control of the Company or other business combination that might otherwise be beneficial to stockholders. See "Certain Relationships and Related Transactions" and "Principal Stockholders."

  Risks Associated with Forward-Looking Statements. This Prospectus contains certain forward-looking statements, including, without limitation, statements concerning the Company's operations, economic performance and financial condition, including in particular statements relating to the Company's business and growth strategy and product development efforts. The words "believe," "expect," "anticipate" and other similar expressions generally identify forward-looking statements. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties, including, without limitation, those identified under "Risk Factors" and elsewhere in this Prospectus and other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission. Actual results could differ materially from these forward-looking statements. In addition, important factors to consider in evaluating such forward-looking statements include changes in external market factors, changes in the Company's business or growth strategy or an inability to execute its strategy due to changes in its industry or the economy generally, the emergence of new or growing competitors and various other competitive factors. In light of these risks and uncertainties, there can be no assurance that the matters referred to in the forward-looking statements contained in this Prospectus will in fact occur.

  Risks Associated with the Company's Obligations under Executive Stock Agreements. In connection with the Recapitalization, the Company entered into an Executive Stock Agreement with each of the Management Investors (as defined herein) (collectively, the "Stock Agreements"). Pursuant to the Stock Agreements, the Company, among other things, granted the Management Investors options to purchase an aggregate of 1,128,749 shares of Common Stock, which collectively have an aggregate exercise price of approximately $16.7 million. Under the terms of the Stock Agreements, each of the Management Investors is entitled to pay the exercise price of his options through the issuance of a full recourse promissory note to the Company. There can be no assurance that the Management Investors will repay such promissory notes in accordance with their terms. In addition, under the terms of their respective employment agreements, each of the Management Investors is entitled to receive a deferred payment on the fifth anniversary of the Recapitalization in an amount that is sufficient to repay the outstanding promissory note if the Company achieves certain operating results. If made, these deferred payments will result in a significant compensation charge to the Company. See "Management -- Stock Plans."

  Certain Anti-Takeover Effects. Certain provisions of the Company's Restated Certificate of Incorporation (the "Restated Certificate") and Amended and Restated By-laws (the "By-laws") may inhibit changes in control of the Company not approved by the Company's Board of Directors and would limit the circumstances in which a premium may be paid for the Common Stock in proposed transactions or a proxy contest for control of the Board. These provisions include: (i) a classified Board of Directors; (ii) a prohibition on stockholder action through written consents; (iii) a requirement that special meetings of stockholders be called only by the Board of Directors; (iv) advance notice requirements for stockholder proposals and nominations; (v) limitations on the ability of stockholders to amend, alter or repeal the By-laws; and (vi) the authority of the Board to issue without stockholder approval preferred stock with such terms as the Board may determine. The Company will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects. See "Description of Capital Stock."

  Absence of Prior Public Market; Substantial and Immediate Dilution. Prior to the Offering, there has been no public market for the Common Stock. The Offering price of the Common Stock will be determined by negotiations among the Company and the Representatives (as defined herein) and may not be indicative of the market price for shares of the Common Stock after the Offering. For a description of factors considered in determining the Offering price, see "Underwriting." There can be no assurance that an active trading market for the Common Stock will develop or if developed, that such market will be sustained. In addition, numerous factors, many of which are beyond the control of the Company, may cause the market price of the Common Stock to fluctuate significantly, such as fluctuations in product revenues and net income of the Company or its competitors, shortfalls in the Company's operating results from levels forecast by securities analysts, announcements concerning the Company, its competitors or its customers, announcements of technological innovations by the Company, its competitors or its customers, the introduction of new products or changes in product pricing policies by the Company, its competitors or its customers, market conditions in the industry and the general state of the securities market (particularly the technology sector thereof). In addition, the stock prices of many technology companies fluctuate significantly for reasons that may be unrelated or disproportionate to operating results. These fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the Common Stock. Because the initial public offering price is substantially higher than the book value per share of Common Stock, purchasers of the Common Stock in the Offering will be subject to immediate and substantial dilution. See "Dilution."

  Risks Associated with Dividend Policy. The Company does not expect to pay dividends on its Common Stock for the foreseeable future. Instead, the Company currently intends to retain earnings for working capital purposes and to reduce indebtedness. The payment of dividends or other distributions by the Company for purposes of paying dividends to holders of Common Stock is prohibited by the Bank Credit Agreement and restricted by the Indenture. Any future determination to pay dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other factors, the Company's results of operations, financial condition, capital requirements and contractual restrictions. See "Dividend Policy" and "Description of Certain Indebtedness."

  Potential Adverse Impact from Shares Eligible for Future Sale. Upon
completion of the Offering, the Company expects to have             shares of
Common Stock outstanding. Of these shares, the            shares of Common
Stock (           shares if the Underwriters' over-allotment option is
exercised in full) sold in the Offering will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except any such shares which may be acquired by an "affiliate" of the Company. Subject to certain 180-day "lock-up" agreements described herein,
approximately         and          shares of Common Stock will be eligible for
sale in the public market, subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act, beginning 90 days after the date of this Prospectus, and on May 16, 1998, respectively. Beginning 180 days after the completion of the Offering, the
holders of an aggregate of approximately          shares of Common Stock will
have certain rights to require the Company to register their shares of Common Stock under the Securities Act at the Company's expense. Future sales of the shares of Common Stock held by existing stockholders could have a material adverse effect on the price of the Common Stock. See "Shares Eligible for Future Sale."

                              THE RECAPITALIZATION

  On December 18, 1996, the Bain Capital Funds and Toray Industries, Inc., Toray Industries (America), Inc. (collectively, "Toray") and Shimadzu Corporation ("Shimadzu" and, collectively with Toray, the "Existing Stockholders") and the Company entered into a Recapitalization Agreement (the "Recapitalization Agreement"). The Recapitalization was effected on May 16, 1997. Pursuant to the Recapitalization Agreement: (i) the Company redeemed from the Existing Stockholders approximately 86.6% of their existing shares of the common stock of the Company ("Old Common Stock"); (ii) the Bain Capital Funds and Sutter Hill purchased from the Company shares of Old Common Stock; (iii) the Existing Stockholders converted all of their shares of Old Common Stock not otherwise redeemed for newly authorized and issued shares of Series A Voting Convertible Preferred Stock, Class L Common Stock, par value $0.01 per share ("Class L Common") and Class A Common Stock, par value $0.01 per share ("Class A Common") of the Company; and (iv) the Bain Capital Funds and Sutter Hill converted all of their shares of Old Common Stock for newly authorized and issued shares of Class L Common and Class A Common. As part of the Recapitalization, the Company also: (i) repaid substantially all of its outstanding borrowings under existing loan agreements and (ii) paid fees and expenses related to the financing of the Recapitalization.

  The Company used approximately $150.0 million to complete the Recapitalization, including the payment of related fees and expenses. In order to finance the Recapitalization, the Company: (i) issued $115.0 million in aggregate principal amount of 10 5/8% Senior Notes due 2004 (the "Notes"); (ii) received an equity contribution of $20.0 million in cash from the Bain Capital Funds, Sutter Hill and members of the Company's senior management team, including Dr. Allan Rosencwaig, Anthony W. Lin, W. Lee Smith, David Willenborg and Jon L. Opsal (collectively, the "Management Investors"); and (iii) converted equity securities received from its Existing Stockholders having a value of $15.0 million into shares of Preferred Stock and Common Stock (collectively, with the equity investments made by the investors described in (ii) above, the "Equity Contribution").

  In connection with the Recapitalization, the Management Investors: (i) purchased an aggregate of 1,226,331 shares of Class A Common and 136,258 shares of Class L Common; (ii) purchased an aggregate of 1,128,749 shares of non-voting Class B Common Stock, par value $0.01 per share (the "Class B Common"), which are subject to quarterly vesting over a five-year period; and (iii) received options to purchase an aggregate of 1,128,749 shares of Class B Common. See "Management -- Stock Plans."

  The foregoing transactions are collectively referred to herein as the "Recapitalization."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of        shares of Common
Stock in the Offering are estimated to be approximately $28.8 million ($33.3 million if the Underwriters' over-allotment option is exercised in full),
assuming an Offering price of $     per share, the midpoint of the range set
forth on the cover page of this Prospectus. The Company intends to use such net proceeds to redeem $26.0 million aggregate principal amount of the Notes and to pay the redemption premium and accrued and unpaid interest thereon (estimated to be approximately $2.8 million on November 15, 1997).

  The Notes mature on May 15, 2004, and bear interest at the rate of 10 5/8% per annum. The Company used proceeds from the issuance of the Notes to finance a portion of the Recapitalization. The Notes will be redeemed by the Company as soon as practical following the completion of the Offering. Pending such use, the Company will invest such proceeds in short-term, interest-bearing, investment-grade securities. See "Description of Certain Indebtedness -- Senior Notes."

  Immediately after the Offering, the Company expects to: (i) enter into an amended and restated Bank Credit Facility (the "New Bank Credit Facility") and
(ii) use cash on hand and borrowings under the New Bank Credit Facility to redeem all of the outstanding Preferred Stock (the "Preferred Stock Redemption"). The Preferred Stock is entitled to a preferred yield of 6.0% per annum, compounded quarterly, and had an aggregate liquidation preference of $13.9 million on any liquidation or other distribution by the Company (as of July 6, 1997). See "The Reclassification."

                              THE RECLASSIFICATION

  The Company currently has one class of Preferred Stock and three classes of common stock, designated as Class A Common, Class B Common and Class L Common. Each share of Preferred Stock has a liquidation preference of $18.40 and is convertible at any time into one share of Common Stock at the option of the holder thereof. The Company has the right to redeem the Preferred Stock at a price per share equal to its liquidation value plus all accrued and unpaid dividends thereon at any time after an initial public offering. The Company intends to redeem all of the issued and outstanding Preferred Stock immediately following the completion of the Offering. See "Use of Proceeds." The Class A Common and Class B Common are identical, except that the Class B Common is non-voting and is convertible on a share-for-share basis into Class A Common at any time following an initial public offering by the Company. The Class L Common is identical to the Class A Common, except that each share of Class L Common is entitled to a preferential payment (the "Preference Amount") upon any distribution by the Company to holders of its capital stock (whether by dividend, liquidating distribution or otherwise) equal to the original cost of such share ($19.085) plus an amount which accrues on a daily basis at a rate of 12.0% per annum on such cost and on the amount so accrued in prior quarters. As of September 30, 1997, the Preference Amount was $19.946 per share of Class L Common issued at the time of the Recapitalization.

  Prior to the completion of the Offering: (i) all of the outstanding shares of Class A Common and Class B Common will be reclassified into a single class of Common Stock on a share-for-share basis and (ii) all of the outstanding shares of Class L Common will be reclassified into shares of Common Stock (collectively, the "Reclassification"). In connection with the Reclassification, each outstanding share of Class L Common will be reclassified into one share of Common Stock plus an additional number of shares of Common Stock determined by dividing the Preference Amount by the value of a share of Common Stock (based on the Offering price). Assuming an Offering price of
$      per share (the mid-point of the range set forth on the cover page of this Prospectus), and a closing date of November 15, 1997 for this Offering, an
aggregate of     shares of Common Stock will be issued in exchange for the
outstanding shares of Class L Common in connection with the Reclassification. The actual number of shares of Common Stock that will be issued as a result of the Reclassification is subject to change based on the actual Offering price and the closing date of this Offering. Fractional shares otherwise issuable as a result of the Reclassification will be rounded to the nearest whole number. See "Description of Capital Stock."

                                 CAPITALIZATION

  The following table sets forth the cash and cash equivalents and the capitalization of the Company as of July 6, 1997 on an actual basis and on a pro forma as adjusted basis to reflect: (i) the Reclassification; (ii) the Preferred Stock Redemption; (iii) the refinancing of the Bank Credit Facility;
and (iv) the sale by the Company of     shares of Common Stock pursuant to the
Offering, assuming an Offering price of $     per share (the midpoint of the
range set forth on the cover page of this Prospectus), and the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the "Selected Historical Financial Data" and "Unaudited Pro Forma Financial Data" included elsewhere in this Prospectus.

                                                              JULY 6, 1997
                                                          ---------------------
                                                                     PRO FORMA
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS)
   Cash and cash equivalents............................. $ 14,017    $   --
                                                          ========    =======
   Long-term debt:
    Bank Credit Facility................................. $    --     $   --
    New Bank Credit Facility (1).........................      --         612
    Senior Notes.........................................  115,000     89,000
    Other long-term obligations..........................    2,320      2,320
                                                          --------    -------
      Total long-term debt...............................  117,320     91,932
   Mandatorily redeemable preferred stock................   13,916        --
   Stockholders' equity:
    Preferred Stock, $0.01 par value, 5,000,000 shares
     authorized; no shares issued on an actual and pro
     forma as adjusted basis.............................      --         --
    Common Stock, $0.01 par value, 25,000,000 shares
     authorized; no shares issued on an actual basis;
           shares issued on a pro forma as adjusted basis
     (2).................................................      --
    Class A Common Stock, $0.01 par value, 20,000,000
     shares authorized; 9,073,534 shares issued on an
     actual basis and no shares issued on a pro forma as
     adjusted basis......................................       91        --
    Class B Common Stock, $0.01 par value, 4,000,000
     shares authorized; 1,343,750 shares issued on an
     actual basis and no shares issued on a pro forma as
     adjusted basis......................................       11        --
    Class L Common Stock, $0.01 par value, 2,000,000
     shares authorized; 1,008,170 shares issued on an
     actual basis and no shares issued on a pro forma as
     adjusted basis......................................       10        --
    Additional paid-in capital...........................   21,303     50,175
    Accumulated deficit..................................  (88,456)   (92,738)
    Other................................................   (1,723)    (1,723)
                                                          --------    -------
      Net capital deficiency.............................  (68,764)   (44,286)
                                                          --------    -------
       Total capitalization.............................. $ 62,472    $47,646
                                                          ========    =======

--------
(1) The New Bank Credit Facility is expected to have a total of $30.0 million available on a revolving basis, of which $7.8 million will initially be used to issue letters of credit.
(2) Par value of Common Stock on a pro forma as adjusted basis has not been presented as the number of shares to be sold in the Offering has not yet been determined. Consequently, the value which would have otherwise been ascribed to the Common Stock on a pro forma as adjusted basis has been included in additional paid-in capital.

                                DIVIDEND POLICY

  The Company does not expect to pay dividends on its Common Stock for the foreseeable future. Instead, the Company anticipates that all of its earnings in the foreseeable future will be used for working capital purposes and to reduce indebtedness. The payment of dividends by the Company to holders of Common Stock is expected to be prohibited by the New Bank Credit Facility and is restricted by the Indenture. Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend upon, among other factors, the Company's results of operations, financial condition, capital requirements and contractual restrictions. See "Risk Factors -- Risks Associated with Dividend Policy."

                                    DILUTION

  The pro forma net tangible book value of the Company as of July 6, 1997 was
$      million, or $      per share of Common Stock. Pro forma net tangible
book value per share is determined by dividing the tangible net worth of the Company (total assets less intangible assets and total liabilities) by the aggregate number of shares of Common Stock outstanding, assuming the Reclassification had taken place on July 6, 1997. After giving effect to the sale of the shares of Common Stock offered hereby (at an assumed Offering price
of $     per share, the midpoint of the range set forth on the cover page of this Prospectus) and the receipt and application of the net proceeds therefrom, pro forma net tangible book value of the Company as of July 6, 1997 would have
been approximately $     million, or $     per share. This represents an
immediate increase in pro forma net tangible book value of $    per share to
the current stockholders of the Company and an immediate dilution in pro forma
net tangible book value of $    per share to purchasers of Common Stock in the
Offering. The following table illustrates this per share dilution:

Assumed public offering price per share..............................       $
 Net tangible book value per share at July 6, 1997................... $
 Increase per share attributable to new investors....................
                                                                            -----
Pro forma net tangible book value per share after the Offering.......
                                                                            -----
Net tangible book value dilution per share to new investors(1).......       $
                                                                            =====

--------
(1) Dilution is determined by subtracting pro forma net tangible book value per share after the Offering from the Offering price per share.

  The following table summarizes, on a pro forma basis, as of July 6, 1997, the number of shares purchased, the total consideration paid (or to be paid) and the average price per share paid (or to be paid) by the existing stockholders and the purchasers of Common Stock in the Offering, at an assumed Offering
price of $      per share (the midpoint of the range set forth on the cover page of this Prospectus), before deducting the estimated Offering expenses and underwriting discounts and commissions:

                         SHARES PURCHASED    TOTAL CONSIDERATION
                         -----------------   ---------------------   AVERAGE PRICE
                         NUMBER   PERCENT     AMOUNT     PERCENT       PER SHARE
                         -------  --------   ---------  ----------   -------------
Existing stockholders...                   %  $                    %     $
New investors...........                                                 $
                          -------  --------   ---------  ----------
   Total................              100.0%  $               100.0%
                          =======  ========   =========  ==========

  The foregoing calculations exclude an aggregate of: (i) 1,343,750 shares of Common Stock issuable upon the exercise of outstanding options granted under the 1997 Stock Plan, all of which are exercisable, at exercise prices ranging
from $8.93 to $15.89 per share; and (ii)     additional shares of Common Stock
expected to be reserved for grants or awards under the New Incentive Plan or sale under the Stock Purchase Plan. See "Management -- Stock Plans."

                       UNAUDITED PRO FORMA FINANCIAL DATA
                                 (IN THOUSANDS)

  The Unaudited Pro Forma Consolidated Statements of Income for the Fiscal Year ended April 6, 1997 and the three-month periods ended July 7, 1996 and July 6, 1997 give pro forma effect to: (i) the Recapitalization; (ii) the Reclassification; (iii) the Preferred Stock Redemption; (iv) the refinancing of the Bank Credit Facility; and (v) the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds," as if each had occurred on April 1, 1996. The Unaudited Pro Forma Condensed Consolidated Balance Sheet at July 6, 1997 gives pro forma effect to (ii) through (v) listed above as if each had occurred on July 6, 1997. The Company's Condensed Consolidated Balance Sheet at July 6, 1997 already reflects the effect of the Recapitalization and is included elsewhere in this Prospectus. The Unaudited Pro Forma Financial Data do not purport to represent what the Company's results of operations would have been if the Recapitalization had occurred as of the beginning of each period presented or what such results will be for any future periods. The Unaudited Pro Forma Financial Data are based upon assumptions that the Company believes are reasonable and should be read in conjunction with the Consolidated Financial Statements and accompanying notes thereto included in this Prospectus.

  The Unaudited Pro Forma Consolidated Statements of Income do not reflect: (i) extraordinary debt extinguishment costs estimated at $4,282 (net of tax benefit of $2,624) relating to: (a) the write-off of deferred financing costs in connection with the application of the net proceeds from the Offering as described under "Use of Proceeds" and the refinancing of the Bank Credit Facility and (b) the payment of the redemption premium and (ii) compensation paid directly by the Existing Stockholders to the Management Investors in connection with the Recapitalization totalling $2,888. The Unaudited Pro Forma Condensed Consolidated Balance Sheet, however, reflect these charges.

  The Recapitalization has been accounted for as a recapitalization, under which the purchase and redemption of the shares of Old Common Stock was accounted for as an equity transaction. The historical financial reporting basis of the assets and liabilities has been retained since purchase accounting is not prescribed under Generally Accepted Accounting Principles.

                               THERMA-WAVE, INC.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                        FISCAL YEAR ENDED APRIL 6, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        PRO FORMA
                                            HISTORICAL ADJUSTMENTS    PRO FORMA
                                            ---------- -----------    ---------
INCOME STATEMENT DATA:
Net revenues..............................   $109,493                 $109,493
Cost of revenues..........................     49,795                   49,795
                                             --------   --------      --------
Gross margin..............................     59,698                   59,698
Operating expenses:
 Research and development.................     13,050                   13,050
 Selling, general and administrative......     22,004   $  1,000 (1)    23,004
 Amortization of goodwill and purchased
  intangibles.............................      1,275                    1,275
                                             --------   --------      --------
Operating income..........................     23,369     (1,000)       22,369
Interest expense..........................      1,621      9,168 (2)    10,789
Interest income...........................       (346)                    (346)
Other income, net.........................        (14)                     (14)
                                             --------   --------      --------
Income before provision for income taxes..     22,108    (10,168)       11,940
Provision for income taxes................      9,007     (3,864)(3)     5,143(4)
                                             --------   --------      --------
Net income................................   $ 13,101   $ (6,304)     $  6,797
                                             --------   --------      --------
Accretion of Preferred Stock dividend (8).         --         --            --
                                             --------   --------      --------
Net income attributable to common
 stockholders.............................   $ 13,101   $ (6,304)     $  6,797
                                             ========   ========      ========
Pro forma net income per share (5)........                            $
                                                                      ========
Pro forma weighted average number of
 shares outstanding (5)...................
                                                                      ========
OTHER DATA:
EBITDA (6)................................   $ 27,113   $ (1,000)(1)  $ 26,113
                                             ========   ========      ========


                             See accompanying notes

                               THERMA-WAVE, INC.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                     THREE-MONTH PERIOD ENDED JULY 7, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        PRO FORMA
                                            HISTORICAL ADJUSTMENTS   PRO FORMA
                                            ---------- -----------   ---------
INCOME STATEMENT DATA:
Net revenues..............................   $28,715                  $28,715
Cost of revenues..........................    12,893                   12,893
                                             -------     -------      -------
Gross margin..............................    15,822                   15,822
Operating expenses:
 Research and development.................     3,025                    3,025
 Selling, general and administrative......     5,893     $   250 (1)    6,143
 Amortization of goodwill and purchased
  intangibles.............................       478                      478
                                             -------     -------      -------
Operating income..........................     6,426        (250)       6,176
Interest expense..........................       432       2,265 (2)    2,697
Interest income...........................       (45)                     (45)
Other expense, net........................        26                       26
                                             -------     -------      -------
Income before provision for income taxes..     6,013      (2,515)       3,498
Provision for income taxes................     2,510        (956)(3)    1,554(4)
                                             -------     -------      -------
Net income................................   $ 3,503     $(1,559)     $ 1,944
                                             -------     -------      -------
Accretion of Preferred Stock dividend (8).        --          --           --
                                             -------     -------      -------
Net income attributable to common
 stockholders.............................   $ 3,503     $(1,559)     $ 1,944
                                             =======     =======      =======
Pro forma net income per share (5)........                            $
                                                                      =======
Pro forma weighted average number of
 shares outstanding (5)...................
                                                                      =======
OTHER DATA:
EBITDA (6)................................   $ 7,475     $  (250)(1)  $ 7,225
                                             =======     =======      =======


                             See accompanying notes

                               THERMA-WAVE, INC.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                     THREE-MONTH PERIOD ENDED JULY 6, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       PRO FORMA
                                           HISTORICAL ADJUSTMENTS   PRO FORMA
                                           ---------- -----------   ---------
INCOME STATEMENT DATA:
Net revenues..............................  $28,205                  $28,205
Cost of revenues..........................   13,263                   13,263
                                            -------     -------      -------
Gross margin..............................   14,942                   14,942
Operating expenses:
 Research and development.................    4,488                    4,488
 Selling, general and administrative......    5,026     $   250 (1)    5,276
 Amortization of goodwill and purchased
  intangibles.............................       --                       --
 Non-recurring recapitalization and
  related expenses (non-cash).............    2,888      (2,888)(7)       --
                                            -------     -------      -------
Operating income..........................    2,540       2,638        5,178
Interest expense..........................    2,193         504 (2)    2,697
Interest income...........................     (169)                    (169)
Other expense, net........................        5                        5
                                            -------     -------      -------
Income before provision for income taxes..      511       2,134        2,645
Provision for income taxes................      200         805 (3)    1,005(4)
                                            -------     -------      -------
Net income................................  $   311     $ 1,329      $ 1,640
                                            -------     -------      -------
Accretion of Preferred Stock dividend.....     (116)        116 (8)       --
                                            -------     -------      -------
Net income attributable to common
 stockholders.............................  $   195     $ 1,445      $ 1,640
                                            =======     =======      =======
Pro forma net income per share (5)........                           $
                                                                     =======
Pro forma weighted average number of
 shares outstanding (5)...................
                                                                     =======
OTHER DATA:
EBITDA (6)................................  $ 3,576     $ 2,638 (1)  $ 6,214
                                            =======     =======      =======


                             See accompanying notes

                               THERMA-WAVE, INC.

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME
FISCAL YEAR ENDED APRIL 6, 1997 AND THE THREE-MONTH PERIODS ENDED JULY 6, 1997
                               AND JULY 7, 1996
                            (DOLLARS IN THOUSANDS)

(1) Represents the annual management fee to be paid to Bain Capital for consulting and financial services to be provided to the Company. See "Certain Relationships and Related Transactions -- Advisory Agreement."
(2) Represents the net increase in interest expense as a result of: (i) the Recapitalization; (ii) the application of the net proceeds from the Offering as discussed under "Use of Proceeds"; (iii) the refinancing of the Bank Credit Facility; and (iv) borrowings of approximately $612 under the New Bank Credit Facility to finance a portion of the Preferred Stock Redemption and other expenses.

                                                             THREE-MONTH
                                           FISCAL           PERIOD ENDED
                                         YEAR ENDED   -------------------------
                                        APRIL 6, 1997 JULY 7, 1996 JULY 6, 1997
                                        ------------- ------------ ------------
Historical interest expense...........     $ 1,621       $  432       $2,193
                                           -------       ------       ------
Cash interest related to the Notes--
 (at 10 5/8%).........................      12,219        3,055        3,055
Cash commitment fee on unused portion
 of Bank Credit Facility at 0.75%.....         162           40           40
Cash letter of credit fee of 3.25% on
 outstanding letters of credit
 ($7,800 assumed outstanding balance).         254           63           63
Amortization of debt issuance costs
 ($11,130 over a seven-year
 amortization period).................       1,590          398          398
                                           -------       ------       ------
Interest expense related to the
 Recapitalization.....................      14,224        3,556        3,556
                                           -------       ------       ------
Reduction of cash interest expense
 related to application of the
 Offering proceeds....................      (2,761)        (691)        (691)
Reduction of amortization of debt
 issuance costs related to application
 of the Offering proceeds.............        (606)        (151)        (151)
Reduction of letter of credit fees to
 1.0%.................................        (176)         (44)         (44)
Interest on borrowings under the New
 Bank Credit Facility at LIBOR plus
 1.25% (7.03% on $612 assumed average
 balance).............................          43           11           11
Amortization of deferred refinancing
 costs ($325 over a five-year
 amortization period).................          65           16           16
                                           -------       ------       ------
Net reduction of interest expense
 relating to the Offering.............      (3,435)        (859)        (859)
                                           -------       ------       ------
Net increase in interest expense......     $ 9,168       $2,265       $  504
                                           =======       ======       ======

(3) Reflects the income tax adjustment required to result in a pro forma income tax provision based on: (i) the Company's historical tax provision using historical amounts and (ii) the direct tax effects of the pro forma adjustments described herein.
(4) The Company's effective tax rate on a pro forma basis was 43.1%, 44.4% and 38.0% for Fiscal 1997 and the three-month periods ended July 7, 1996 and July 6, 1997, respectively. The higher rate in Fiscal 1997 and the period ended July 7, 1996 was due primarily to the existence of non-deductible goodwill which was fully amortized at the end of Fiscal 1997.
(5) Pro forma net income per share and the pro forma weighted average number of common shares outstanding include all Common Stock equivalents and have been adjusted to give effect to the: (i) Recapitalization;
    (ii) Reclassification; (iii) the application of the net proceeds from the Offering as described under "Use of Proceeds"; (iv) the Preferred Stock Redemption; and (v) the refinancing of the Bank Credit Facility, as if these events had occurred on April 1, 1996. The pro forma net income per share and common shares outstanding assumes the redemption of all of the Preferred Stock upon completion of the Offering. Holders of the Preferred Stock have the option to convert each share held into one share of Common Stock at any time prior to redemption date. If all of such shares of Preferred Stock were converted rather than redeemed, pro forma net income
    per share would have been      ,       and      , for Fiscal 1997 and the
    three-month periods ended July 7, 1997 and July 6, 1997, respectively, and
    the weighted average number of shares outstanding would have been       .
(6) "EBITDA" is defined herein as income before income taxes, plus depreciation, amortization, net interest expense and other non-operating (income) expense, net. EBITDA is presented because the Company believes it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles. Additionally, EBITDA as defined herein may not be comparable to similarly titled measures reported by other companies.
(7) Represents the elimination of a non-recurring charge relating to compensation paid directly by the Existing Stockholders to the Management Investors in connection with the Recapitalization.
(8) Reflects the elimination of the Preferred Stock dividend after giving pro forma effect to the Recapitalization and the Preferred Stock Redemption.

                               THERMA-WAVE, INC.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                  JULY 6, 1997
                             (DOLLARS IN THOUSANDS)

                                                       PRO FORMA
                                             ACTUAL   ADJUSTMENTS    PRO FORMA
                                            --------  -----------    ---------
ASSETS
Current assets:
  Cash and cash equivalents................ $ 14,017   $ 28,760 (2)
                                                        (29,148)(3)
                                                        (13,916)(4)
                                                            287 (5)        --
  Accounts receivable, net of allowance for
   doubtful accounts.......................   23,996                 $ 23,996
  Inventories..............................   19,019                   19,019
  Other current assets.....................    6,295                    6,295
                                            --------   --------      --------
   Total current assets....................   63,327    (14,017)       49,310
Property and equipment, net................    6,157                    6,157
Deferred financing costs, net..............   10,880     (4,144)(3)
                                                            325 (5)     7,061
Other assets, net..........................    1,976                    1,976
                                            --------   --------      --------
  Total assets............................. $ 82,340   $(17,836)     $ 64,504
                                            ========   ========      ========
LIABILITIES, MANDATORILY REDEEMABLE
 PREFERRED STOCK AND STOCKHOLDERS' EQUITY
 (NET CAPITAL DEFICIENCY)
Current liabilities:
  Short-term debt.......................... $     --   $             $     --
  Other current liabilities................   19,868     (3,010)(3)    16,858
                                            --------   --------      --------
   Total current liabilities...............   19,868     (3,010)       16,858
New Bank Credit Facility...................       --        612 (5)       612
Senior notes...............................  115,000    (26,000)(3)    89,000
Other long-term liabilities................    2,320                    2,320
                                            --------   --------      --------
  Total liabilities........................  137,188    (28,398)      108,790
Mandatorily redeemable preferred stock.....   13,916    (13,916)(4)        --
Stockholders' equity (net capital
 deficiency):
  Common stock -- Class A..................       91        (91)(1)        --
  Common stock -- Class B..................       11        (11)(1)        --
  Common stock -- Class L..................       10        (10)(1)        --
  Common stock and additional paid-in
   capital.................................   21,303        112 (1)
                                                         28,760 (2)    50,175
Accumulated deficit........................  (88,456)    (4,282)(3)   (92,738)
Other......................................   (1,723)                  (1,723)
                                            --------   --------      --------
   Total stockholders' equity (net capital
    deficiency)............................  (68,764)    24,478       (44,286)
                                            --------   --------      --------
    Total liabilities and stockholders'
     equity
     (net capital deficiency).............. $ 82,340   $(17,836)     $ 64,504
                                            ========   ========      ========

                             See accompanying notes

                               THERMA-WAVE, INC.

       NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

  The Unaudited Pro Forma Condensed Consolidated Balance Sheet gives effect to the following unaudited pro forma adjustments:

(1) Reflects the Reclassification.

(2) Reflects the estimated net proceeds from the Offering to the Company of $28,760, net of the estimated underwriting discount and other Offering expenses totaling $3,240.

(3) Reflects: (i) the use of the net Offering proceeds to repay a portion of the outstanding principal of the Notes of $26,000 ; (ii) payment of redemption premium of $2,762; (iii) payment of accrued interest of $386 and
    (iv) write-off of deferred financing fees relating to a portion of the Notes and the refinanced Bank Credit Facility of $4,144. The transaction results in an extraordinary loss of $4,282 (net of tax benefit of $2,624).

(4) Reflects the Preferred Stock Redemption.

(5) Reflects the incurrence of indebtedness under the New Bank Credit Facility to finance: (i) a portion of the Preferred Stock Redemption and (ii) fees associated with the refinancing.

                      SELECTED HISTORICAL FINANCIAL DATA
                                (IN THOUSANDS)

  The following selected historical financial data as of March 31, 1996 and April 6, 1997 and for the Fiscal Years ended April 2, 1995, March 31, 1996 and April 6, 1997 have been derived from the Company's consolidated financial statements, which were audited by Ernst & Young LLP, and are included elsewhere in this Prospectus. The selected historical financial data as of March 28, 1993, March 27, 1994 and April 2, 1995 and for the Fiscal Years ended March 27, 1994 and March 28, 1993 were derived from the consolidated financial statements of the Company, which were audited by Ernst & Young LLP and which do not appear elsewhere in this Prospectus. The summary historical financial data as of July 6, 1997 and for the three-month periods ended July 7, 1996 and July 6, 1997 were derived from the Company's unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation of the financial condition and results of operations for such periods. The selected historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and accompanying notes thereto included elsewhere in this Prospectus.

                                                                             THREE-MONTH
                                       FISCAL YEAR (1)                    PERIOD ENDED (1)
                          ----------------------------------------------  ------------------
                                                                          JULY 7,   JULY 6,
                            1993      1994     1995     1996      1997      1996      1997
                          --------  --------  -------  -------  --------  --------  --------
INCOME STATEMENT DATA
 (2):
Net revenues............  $ 14,250  $ 20,770  $55,675  $79,293  $109,493  $ 28,715  $ 28,205
Cost of revenues........    10,561    11,262   25,024   35,027    49,795    12,893    13,263
                          --------  --------  -------  -------  --------  --------  --------
Gross margin............     3,689     9,508   30,651   44,266    59,698    15,822    14,942
Research and
 development............     5,372     3,586    5,942   10,072    13,050     3,025     4,488
Selling, general and
 administrative.........     7,508     9,092   13,299   18,704    22,004     5,893     5,026
Amortization of goodwill
 and purchased
 intangibles............     1,912     1,912    1,912    1,912     1,275       478        --
Non-recurring
 recapitalization and
 related expenses
 (non-cash).............        --        --       --       --        --        --     2,888
                          --------  --------  -------  -------  --------  --------  --------
Operating income (loss).   (11,103)   (5,082)   9,498   13,578    23,369     6,426     2,540
Interest expense........     1,320     1,543    1,998    1,722     1,621       432     2,193
Interest income.........      (145)     (331)    (102)    (247)     (346)      (45)     (169)
Other (income) expense,
 net....................       345       125      115      138       (14)       26         5
                          --------  --------  -------  -------  --------  --------  --------
Income (loss) before
 provision for income
 taxes..................   (12,623)   (6,419)   7,487   11,965    22,108     6,013       511
Provision for income
 taxes..................        --        --       --    4,684     9,007     2,510       200
                          --------  --------  -------  -------  --------  --------  --------
Net income (loss).......  $(12,623) $ (6,419) $ 7,487  $ 7,281  $ 13,101  $  3,503  $    311
                          ========  ========  =======  =======  ========  ========  ========
Net income (loss)
 applicable to common
 stockholders (3).......  $(12,623) $ (6,419) $ 7,487  $ 7,281  $ 13,101  $  3,503  $    195
                          ========  ========  =======  =======  ========  ========  ========
OTHER FINANCIAL DATA:
EBITDA calculation:
 Operating income
  (loss)................  $(11,103) $ (5,082) $ 9,498  $13,578  $ 23,369  $  6,426  $  2,540
 Depreciation and
  amortization..........     3,167     2,965    2,998    3,607     3,744     1,049     1,036
                          --------  --------  -------  -------  --------  --------  --------
EBITDA (4)..............    (7,936)   (2,117)  12,496   17,185    27,113     7,475     3,576(5)
Cash provided by (used
 in) operating
 activities.............    (9,797)   (6,006)   1,876    5,867    11,860     1,990      (969)
Cash used in investing
 activities.............    (1,456)     (299)  (2,048)  (4,965)   (1,575)     (964)   (1,939)
Cash provided by (used
 in) financing
 activities.............     9,003     6,304    6,205   (1,278)     (851)     (532)      184
Capital expenditures....     1,031        60    1,616    4,361     1,091       554       780
BALANCE SHEET DATA:
Working capital.........  $ (3,800) $ (6,484) $17,240  $23,740  $ 38,720            $ 43,459
Total assets............    22,368    23,039   45,081   53,056    68,620              82,340
Long-term debt..........    23,692    24,171   24,838   25,273    25,556             117,320
Mandatorily redeemable
 preferred stock........        --        --       --       --        --              13,916
Stockholders' equity
 (net capital
 deficiency)............   (18,191)  (22,845)    (379)   6,903    20,145             (68,764)

--------
(1) The Company's Fiscal Year refers to the 52/53 week period ending on the Sunday on or nearest preceding March 31 of each year for periods prior to 1997 and the Sunday on or following March 31 of each year for periods thereafter. The three-month periods ended July 7, 1996 and July 6, 1997 include 14 and 13 weeks of operating results, respectively.
(2) No historical earnings per share data has been presented as the Company does not consider such data to be meaningful as a result of the Recapitalization. See "The Recapitalization," "The Reclassification" and "Unaudited Pro Forma Financial Data."
(3) The Company issued shares of Preferred Stock with an aggregate liquidation value of $13,916 (including accrued and unpaid dividends thereon as of July 6, 1997) to its then existing stockholders as part of the Recapitalization. Dividends on the Preferred Stock accrue at a rate of 6.0% per annum.
(4) "EBITDA" is defined herein as income before income taxes, plus depreciation, amortization, net interest expense and other non-operating (income) expense, net. EBITDA is presented because the Company believes it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles. Additionally, EBITDA as defined herein may not be comparable to similarly titled measures reported by other companies.
(5) EBITDA in the three-month period ended July 6, 1997 includes $2,888 in non-recurring, non-cash expenses related to the Recapitalization. Excluding such expenses, EBITDA for the period would have been $6,464.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company is a worldwide leader in the development, manufacture, marketing and service of process control metrology systems for use in the manufacture of semiconductors. The Company's process control metrology systems are principally used to measure ion implantation and thin film deposition and removal. The Company has developed two major lines of process control metrology systems: (i) the Therma-Probe system and (ii) the Opti-Probe system. The Therma-Probe system, introduced in 1985, utilizes the Company's proprietary thermal wave technology and is the predominant nondestructive process control metrology system used to measure the critical ion implantation process on product wafers in the fabrication of semiconductors. The Opti-Probe system, introduced in 1992, significantly improves upon existing thin film metrology systems by successfully integrating different measurement technologies into one system and utilizing the Company's proprietary optical technologies.

  The Company's business depends upon the capital expenditures of semiconductor manufacturers, which, in turn, depend upon the current and anticipated market demand for semiconductors and products utilizing semiconductors. The semiconductor industry is cyclical and has historically experienced periodic downturns, which have often resulted in a decrease in the semiconductor industry's demand for capital equipment, including process control metrology systems. The semiconductor industry experienced its most recent downturn in 1996, during which industry revenues declined by an estimated 6.4% (as reported by Dataquest). As a result, a decrease in the overall level of capital expenditures began in 1996 and is expected to continue throughout the remainder of 1997. The Company's revenues during the first quarter of Fiscal 1998 have remained relatively equal to those of the comparable quarter for the prior year due primarily to increased market penetration.

  The Company derives its revenues from product sales, sales of replacement and spare parts and service contracts. In Fiscal 1997, the Company derived 92% of its revenues from product sales, 4% from sales of replacement and spare parts (and associated labor) and 4% from service contracts. Revenue from product sales and replacement and spare parts is generally recognized at the time of shipment. Revenue from service contracts is deferred and recognized on a straight-line basis over the period of the contract.

  The Company's operations are characterized by relatively high fixed costs due to the need for continued investment in research and development and extensive ongoing customer service and support capability. As a result, changes in net revenues tend to have a larger corresponding impact on EBITDA and operating income levels. Other factors that may have an influence on the Company's operating results include the timing of the receipt of orders from major customers, product mix, competitive pricing pressures, the relative proportions of domestic and international sales, the Company's ability to design, manufacture and introduce new products on a cost-effective and timely basis, the delay between incurrence of expenses to further develop marketing and service capabilities and realization of any benefits from such improved capabilities, and the introduction of new products by the Company's competitors.

  International sales accounted for approximately 59.7% and 44.2% of the Company's total revenues for Fiscal 1997 and the first quarter of Fiscal 1998, respectively. The Company anticipates that international sales will continue to account for a significant portion of its revenue in the foreseeable future. Since a substantial majority of the Company's international sales are denominated in U.S. dollars, sales to international customers may be affected by fluctuations in the U.S. dollar, which could increase the sales price in local currencies of the Company's products.

  The Company was acquired by Toray and Shimadzu in Fiscal 1992. As a result, the Company has subsequently incurred substantial interest expense and amortization expense from goodwill and purchased intangibles. In May 1997, the Company effected the Recapitalization. The Recapitalization did not result in a change in the historical financial reporting basis of the assets and liabilities of the Company. The Company incurred substantial indebtedness in connection with the Recapitalization.

  In connection with the Offering, the Company expects to incur in the third quarter of Fiscal 1998 a non-cash, non-recurring charge for extraordinary debt extinguishment costs of $4.3 million (net of tax) relating to writing off capitalized financing fees and the redemption premium on the Notes.

RESULTS OF OPERATIONS

  The following table summarizes Therma-Wave's historical results of operations as a percentage of net revenues for the periods indicated. The historical financial data for the Fiscal Years ended April 2, 1995, March 31, 1996 and April 6, 1997 were derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus. The historical financial data for the three-month periods ended July 7, 1996 and July 6, 1997 were derived from the Company's unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation of the financial condition and results of operations for such periods. The information contained in this table should be read in conjunction with "Selected Historical Financial Data," and the Consolidated Financial Statements and accompanying notes thereto included elsewhere in this Prospectus.

                                                           THREE-MONTH
                               FISCAL YEAR ENDED (1)    PERIOD ENDED (1)
                            --------------------------- -------------------
                            APRIL 2, MARCH 31, APRIL 6, JULY 7,    JULY 6,
                              1995     1996      1997     1996       1997
                            -------- --------- -------- --------   --------
INCOME STATEMENT DATA:
Net revenues..............   100.0%    100.0%   100.0%      100.0%     100.0%
Cost of revenues..........    44.9      44.2     45.5        44.9       47.0
                             -----     -----    -----    --------   --------
Gross margin..............    55.1      55.8     54.5        55.1       53.0
Research and development
expenses..................    10.7      12.7     11.9        10.5       15.9
Selling, general and
administrative expenses...    23.9      23.6     20.1        20.5       17.8
Amortization of goodwill
and purchased intangibles.     3.4       2.4      1.2         1.7         --
Non-recurring
 recapitalization and
 related expenses (non-
 cash)....................      --        --       --          --       10.3
                             -----     -----    -----    --------   --------
Operating income .........    17.1      17.1     21.3        22.4        9.0
Interest expense..........     3.6       2.1      1.5         1.6        7.8
Interest income...........    (0.2)     (0.3)    (0.4)       (0.1)      (0.6)
Other expense, net........     0.3       0.2      0.0          --         --
                             -----     -----    -----    --------   --------
Income before provision
for income taxes..........    13.4      15.1     20.2        20.9        1.8
Provision for income
taxes.....................      --       5.9      8.2         8.7        0.7
                             -----     -----    -----    --------   --------
Net income................    13.4%      9.2%    12.0%       12.2%       1.1%
                             =====     =====    =====    ========   ========
OTHER DATA:
EBITDA....................    22.4%     21.7%    24.8%       26.0%      12.7%(2)
                             =====     =====    =====    ========   ========

--------
(1) The Company's Fiscal Year refers to the 52/53 week period ending on the Sunday on or nearest preceding March 31 of each year for periods prior to 1997 and the Sunday on or following March 31 of each year for periods thereafter. The three-month periods ended July 7, 1996 and July 6, 1997 include 14 weeks and 13 weeks of operating results, respectively.

(2) EBITDA as a percent of sales for the three-month period ended July 6, 1997 includes non-recurring, non-cash expenses related to the Recapitalization. Excluding such expenses, EBITDA as a percent of sales for the period would have been 19.3%.

THREE-MONTH PERIOD ENDED JULY 6, 1997 COMPARED TO THREE-MONTH PERIOD ENDED JULY 7, 1996

  Net Revenues. Net revenues for the three months ended July 6, 1997 decreased by $0.5 million, or 1.8%, to $28.2 million from $28.7 million for the three months ended July 7, 1996. This decrease in the Company's net revenues is primarily attributed to lower Therma-Probe sales due to an overall decrease in capital equipment spending by semiconductor manufacturers, offset by higher sales of Opti-Probe systems due to increased market penetration, higher average sales prices and increased service revenues. International sales, including export sales to customers in foreign countries, for the three months ended July 6, 1997 decreased to $12.5 million, or 44.2% of net revenues, from $17.7 million, or 61.5% of net revenues for the comparable period ended July 7, 1996. The decrease is attributed to the specific geographical customer mix for this quarter. The Company expects international sales to continue to represent a substantial portion of net revenues.

  Gross Margin. Gross margin for the three months ended July 6, 1997 decreased by $0.9 million, or 5.6%, to $14.9 million from $15.8 million for the three months ended July 7, 1996. This decrease is attributed to increased investment in the service organization which was partially offset by increased system sales gross margin as a result of higher average sales prices. As a percentage of net revenues, gross margin for the three months ended July 6, 1997 decreased to 53.0% from 55.1% for the comparable period ended July 7, 1996.

  Research and Development Expenses ("R&D"). R&D for the three months ended July 6, 1997 increased by $1.5 million, or 48.4%, to $4.5 million from $3.0 million for the three months ended July 7, 1996. R&D as a percentage of net revenues for the three months ended July 6, 1997 increased to 15.9% from 10.5% for the comparable period ended July 7, 1996. The increase in R&D in both absolute dollars and as a percentage of revenue is due to headcount and project expense increases related to new product development, including the OP-5240, Meta-Probe and 300 millimeter products. The Company believes that technical leadership is essential to its success and expects to continue to commit significant resources to research and development projects.

  Selling, General and Administrative Expenses ("SG&A"). SG&A for the three months ended July 6, 1997 decreased by $0.9 million, or 14.7%, to $5.0 million from $5.9 million for the three months ended July 7, 1996. The decrease is attributed to lower commissions paid on sales due to reduced dependence on third party agents and lower incentives as revenue leveled out. SG&A as a percentage of net revenues for the three months ended July 6, 1997 decreased to 17.8% from 20.5% for the comparable period ended July 7, 1996.

  Non-recurring recapitalization and Related Expenses. Recapitalization and related expenses for the three months ended July 6, 1997 were $2.9 million or 10.3% of net revenues. These were non-cash, non-recurring expenses which were paid to the Company's executive officers as a result of the completion of the Recapitalization, which occurred on May 16, 1997.

  Operating Income. Operating income for the three months ended July 6, 1997 decreased by $3.9 million, or 60.5%, to $2.5 million from $6.4 million for the three months ended July 7, 1996. As a percentage of net revenues, operating income for the three months ended July 6, 1997 decreased to 9.0% from 22.4% for the comparable period ended July 7, 1996. The decrease in operating income is due to the factors noted above.

  Interest Expense. Interest expense for the three months ended July 6, 1997 increased by $1.8 million, or 407.6%, to $2.2 million from $0.4 million for the three months ended July 7, 1996. As a percentage of net revenues, interest expense for the three months ended July 6, 1997 increased to 7.8% from 1.6% for the comparable period ended July 7, 1996. The increased interest expense is attributed to the additional debt incurred as part of the Recapitalization.

  Provision for Income Taxes. Provision for income taxes for the three months ended July 6, 1997 decreased by $2.3 million, or 92.0%, to $0.2 million from $2.5 million for the three months ended July 7, 1996. In addition to lower earnings, this decrease was also caused by a decrease in the effective tax rate to 39.1% from 41.7% for the comparable period ended July 7, 1996.

  Net Income. For the reasons stated above, net income for the three months ended July 6, 1997 decreased by $3.2 million, or 91.1%, to $0.3 million from $3.5 million.

FISCAL YEAR ENDED APRIL 6, 1997 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1996

  Net Revenues. Net revenues for the Fiscal Year ended April 6, 1997 increased by $30.2 million, or 38.1%, to $109.5 million from $79.3 million for the Fiscal Year ended March 31, 1996. This increase in the Company's net revenues is primarily attributable to the increased market penetration of the Opti-Probe and the overall expansion of the semiconductor industry. Of the increase in net revenues, 85.4% was attributable to increases in Opti-Probe sales and 11.1% was attributable to increases in Therma-Probe sales. International sales for the Fiscal Year ended April 6, 1997, increased to $65.4 million, or 59.7% of net revenues, from $45.8 million, or 57.8% of net revenues, for the comparable period ended March 31, 1996. The Company expects international sales to continue to represent a substantial portion of net revenues.

  Gross Margin. Gross margin for the Fiscal Year ended April 6, 1997 increased by $15.4 million, or 34.9% to $59.7 million from $44.3 million for the Fiscal Year ended March 31, 1996. This increase is primarily attributable to increased shipments of both the Therma-Probe and Opti-Probe systems. As a percentage of net revenues, gross margin for the Fiscal Year ended April 6, 1997 decreased to 54.5% from 55.8% for the comparable period ended March 31, 1996. This decrease in gross margin as a percentage of net revenues is due to a change in product mix, which was partially offset by operating leverage associated with increased sales volumes and improved average selling prices.

  Research and Development Expenses. R&D for the Fiscal Year ended April 6, 1997 increased by $3.0 million, or 29.6%, to $13.1 million from $10.1 million for the Fiscal Year ended March 31, 1996 due to an increase in the number of employees in the R&D department. R&D as a percentage of net revenues for the Fiscal Year ended April 6, 1997 decreased to 11.9% from 12.7% for the comparable period ended March 31, 1996. The decrease in R&D as a percentage of net revenues is primarily attributable to net revenues increasing at a higher rate than R&D. The Company expects that the level of spending on R&D will continue to increase because it believes that technical leadership is essential to its success and is committed to a high level of research and development.

  Selling, General and Administrative Expenses. SG&A for the Fiscal Year ended April 6, 1997 increased by $3.3 million, or 17.6%, to $22.0 million from $18.7 million for the Fiscal Year ended March 31, 1996 due to an increase in headcount in relevant departments and increased commission expense on a larger net revenue base. SG&A as a percentage of net revenues for the Fiscal Year ended April 6, 1997 decreased to 20.1% from 23.6% for the comparable period ended March 31, 1996. The decrease in SG&A as a percentage of net revenues is primarily due to the relatively fixed nature of SG&A, with the exception of sales representative commission expenses.

  Operating Income. Operating income for the Fiscal Year ended April 6, 1997 increased by $9.8 million, or 72%, to $23.4 million from $13.6 million for the Fiscal Year ended March 31, 1996. As a percentage of net revenues, operating income for the Fiscal Year ended April 6, 1997 increased to 21.3% from 17.1% for the comparable period ended March 31, 1996.

  Interest Expense. Interest expense for the Fiscal Year ended April 6, 1997 decreased by $0.1 million, or 5.9%, to $1.6 million from $1.7 million for the comparable period ended March 31, 1996. As a percentage of net revenues, interest expense for the Fiscal Year ended April 6, 1997 was 1.5% as compared to 2.1% for the comparable period ended March 31, 1996.

  Provision for Income Taxes. Income taxes for the Fiscal Year ended April 6, 1997 increased by $4.3 million, or 92.3%, to $9.0 million from $4.7 million for the comparable period ended March 31, 1996. In addition to higher earnings, this increase was also caused by an increase in the effective tax rate to 40.7% from 39.1% for the comparable period ended March 31, 1996. The lower effective rate for the Fiscal Year ended March 31, 1996 reflects utilization of net operating loss carry-forwards.

  Net Income. For the reasons stated above, net income for the Fiscal Year ended April 6, 1997 increased $5.8 million, or 79.9%, to $13.1 million from $7.3 million.

FISCAL YEAR ENDED MARCH 31, 1996 COMPARED TO FISCAL YEAR ENDED APRIL 2, 1995

  Net Revenues. Net revenues for the Fiscal Year ended March 31, 1996 increased by $23.6 million, or 42.4%, to $79.3 million from $55.7 million for the Fiscal Year ended April 2, 1995. This increase in the Company's net revenues is primarily attributable to the increased market penetration of the Opti-Probe system and an overall increase in the number of units sold as a result of the overall expansion of the semiconductor industry. Of the increase in net revenues, 83.2% was attributable to increases in Opti-Probe sales and 7.6% was attributable to increases in Therma-Probe sales. International sales for the Fiscal Year ended March 31, 1996 increased to $45.8 million, or 57.8% of net revenues, from $32.5 million, or 58.5% of net revenues for the comparable period ended April 2, 1995.

  Gross Margin. Gross margin for the Fiscal Year ended March 31, 1996 increased by $13.6 million, or 44.4%, to $44.3 million from $30.7 million for the Fiscal Year ended April 2, 1995. This increase in primarily attributable to increased shipments of Opti-Probe systems. As a percentage of net revenues, gross margin for the Fiscal Year ended March 31, 1996 increased to 55.8% from 55.1% for the comparable period ended April 2, 1995. This improvement in gross margin as a percentage of net revenues is due to operating leverage associated with increased sales volumes and improved average sales prices, partially offset by a change in product mix.

  Research and Development Expenses. R&D for the Fiscal Year ended March 31, 1996 increased by $4.2 million, or 69.5%, to $10.1 million from $5.9 million for the Fiscal Year ended April 2, 1995. R&D as a percentage of net revenues for the Fiscal Year ended March 31, 1996 increased to 12.7% from 10.7% for the comparable period ended April 2, 1995. The increase in R&D resulted from continued investments by the Company in both new product development and product enhancements.

  Selling, General and Administrative Expenses. SG&A for the Fiscal Year ended March 31, 1996 increased by $5.4 million, or 40.6%, to $18.7 million from $13.3 million for the Fiscal Year ended April 2, 1995. The increase in SG&A is primarily attributable to increased costs associated with additional sales support personnel. As percentage of net revenues for the Fiscal Year ended March 31, 1996, SG&A decreased to 23.6% from 23.9% for the comparable period ended April 2, 1995.

  Operating Income. Operating income for the Fiscal Year ended March 31, 1996 increased $4.1 million, or 43.0%, to $13.6 million from $9.5 million for the Fiscal Year ended April 2, 1995. As a percentage of net revenues, operating income for the Fiscal Year ended March 31, 1996 remained constant at 17.1%.

  Interest Expense. Interest expense for the Fiscal Year ended March 31, 1996 decreased by $0.3 million, or 13.8%, to $1.7 million from $2.0 million for the Fiscal Year ended April 2, 1995. As a percentage of net revenues, interest expense for the Fiscal Year ended March 31, 1996 was 2.1% as compared to 3.6% for the Fiscal Year ended April 2, 1995. This decrease is a result of lower average borrowing levels.

  Provision for Income Taxes. Income taxes for the Fiscal Year ended March 31, 1996 were $4.7 million while no provision for income taxes was necessary for the comparable period ended April 2, 1995. The Company utilized net operating loss carry-forwards for Federal, state and foreign income tax purposes and was not required to provide for income taxes for the Fiscal Year ended April 2, 1995.

  Net Income. For the reasons stated above, net income for the Fiscal Year ended March 31, 1996 decreased by $0.2 million, or 2.8%, to $7.3 million from $7.5 million for the Fiscal Year ended April 2, 1995.

QUARTERLY RESULTS OF OPERATIONS

  The Company has experienced and expects to continue to experience significant fluctuations in its quarterly results. The Company's expense levels are based, in part, on expectations of future revenues. If revenue levels in a particular quarter do not meet expectations, operating results are adversely affected. A variety of factors could have an influence on the level of the Company's revenues in a particular quarter. These factors include general economic conditions, specific economic conditions in the semiconductor industry, the timing of the receipt of orders from major customers, customer cancellations or delay of shipments, specific feature requests by customers, production delays or manufacturing inefficiencies, exchange rate fluctuations, management decisions to commence or discontinue product lines, the Company's ability to design, introduce and manufacture new products on a cost effective and timely basis, the introduction of new products by the Company or its competition, the timing of research and development expenditures, and expenses attendant to acquisitions, strategic alliances and the future development of marketing and service capabilities.

  The following table sets forth the Company's unaudited operating results for its last eight quarters. The information for each of the quarters is unaudited but includes all adjustments, consisting only of normal recurring adjustments, which management considers necessary for presentation thereof.

                                                                                                      FISCAL YEAR
                                                                                                         ENDING
                          FISCAL YEAR ENDED MARCH 31, 1996       FISCAL YEAR ENDED APRIL 6, 1997      APRIL 5, 1998
                         --------------------------------------  ----------------------------------  --------------
                            Q1        Q2        Q3        Q4       Q1       Q2       Q3       Q4           Q1
                         --------  --------  --------  --------  -------  -------  -------  -------  --------------
                                                           (IN THOUSANDS)
INCOME STATEMENT DATA:
Net revenues............ $ 17,845  $ 18,299  $ 16,197  $ 26,952  $28,715  $31,034  $24,206  $25,538     $28,205
Gross margin............   10,747     9,989     7,718    15,812   15,822   18,158   12,383   13,335      14,942
Operating income........    3,847     2,982       465     6,284    6,426    8,803    4,462    3,678       2,540
Net income (loss).......    2,166     1,468       (88)    3,735    3,503    4,923    2,400    2,275         311
OTHER DATA:
EBITDA.................. $  4,622  $  3,773  $  1,277  $  7,513  $ 7,475  $ 9,892  $ 5,492  $ 4,254     $ 3,576(1)
Cash provided by (used
 in) operating
 activities.............    4,291      (329)   (2,344)    4,249    1,990    1,007    4,604    4,259        (969)
Cash used in investing
 activities.............     (168)     (513)   (1,636)   (2,648)    (964)    (188)    (208)    (215)     (1,939)
Cash provided by (used)
 in financing
 activities.............   (1,395)      (65)       52       130     (532)     121     (193)    (247)        184

--------
(1) EBITDA in the three-month period ended July 6, 1997 includes $2,888 in non-recurring, non-cash expenses related to the Recapitalization. Excluding such expenses, EBITDA for the period would have been $6,464.

  During the third quarter of Fiscal 1996, the Company experienced a decline in revenue as a result of the high number of Opti-Probe and Therma-Probe systems that were sent to the Company's wholly owned subsidiary in Japan rather than to customers. The shipments were made to the Japanese subsidiary to fulfill their order backlog and, due to the length of time these systems were in transit, they could not be repackaged and shipped to end-users in the third quarter. Such systems were ultimately shipped in the fourth quarter of Fiscal 1996. The decline in operating income and the net loss incurred in the third quarter of Fiscal 1996 was primarily the result of the decline in revenues as operating expenses increased only slightly.

  The decline in revenue in the third and fourth quarters of Fiscal 1997 as compared to the previous three consecutive quarters was the result of the external economic conditions in the semiconductor industry. The Company experienced a decline in orders that resulted in a decline in backlog and revenues in these quarters. The Company's gross margin as a percentage of net revenues has fluctuated between approximately 50% and 60% during the quarters of Fiscal 1996 and 1997 and the first quarter of Fiscal 1998. Fluctuations in quarterly gross margins percentages during these quarters resulted primarily from changes in average selling prices, unit volumes and product mix and to a lesser extent from the mix of foreign and domestic sales.

BACKLOG

  At July 6, 1997, the Company's backlog was $42.1 million compared to $41.8 million at April 6, 1997, $56.9 million at March 31, 1996 and $27.0 million at April 2, 1995. The Company's backlog consists of product orders for which a customer purchase order has been received and accepted and which is scheduled for shipment within six months. Orders that are scheduled for shipment beyond the six-month window are not included in backlog until they fall within the six-month window. Orders are subject to rescheduling or cancellation by the customer, usually without penalty. Backlog also consists of recurring fees payable under support contracts with the Company's customers and orders for spare parts and billable service. Because of possible changes in product delivery schedules and cancellation of product orders and because the Company's sales will sometimes reflect orders shipped in the same quarter that they are received, the Company's backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's principal liquidity requirements are for working capital, consisting primarily of accounts receivable and inventories, capital expenditures and debt service. Historically, the Company has funded its activities principally from working capital, capital infusions from Toray and Shimadzu and working capital lines of credit. In the Fiscal Years ended April 2, 1995 and March 27, 1994, Toray and Shimadzu invested $15.0 million and $2.0 million, respectively, for additional shares of the Company's common stock.

  Cash flow used by operating activities was $1.0 million for the three months ended July 6, 1997 compared to cash flow provided from operating activities of $2.0 million for the three months ended July 7, 1996. The decrease in cash flow provided by operating activities in the first quarter of Fiscal 1998 compared to Fiscal 1997 is due to lower net income combined with the timing between when an obligation is incurred and when it was paid. Cash flow provided by operating activities was $11.9 million, $5.9 million and $1.9 million for the Fiscal Years ended April 6, 1997, March 31, 1996 and April 2, 1995, respectively. The improvement in cash flow provided by operating activities in Fiscal 1997 compared to Fiscal 1996 is due to higher net income. The improvement in cash flow provided by operating activities in Fiscal 1996 compared with Fiscal 1995 is primarily due to a lower investment in working capital, principally accounts receivable.

  Capital expenditures were $0.8 million for the three months ended July 6, 1997 compared to $0.6 million for the three months ended July 7, 1996. Capital expenditures were $1.1 million for the Fiscal Year ended April 6, 1997, $4.4 million for the Fiscal Year ended March 31, 1996 and $1.6 million for the Fiscal Year ended April 2, 1995. During Fiscal 1996, the Company spent approximately $4.4 million in capital expenditures the majority of which was associated with the Company's move into its new facilities. The Company expects to make additional capital expenditures of $2.2 million during the next nine months to acquire additional capital equipment and expand within current facilities.

  To finance the Recapitalization, the Company issued $115.0 million in aggregate principal amount of the Notes and received the Equity Contribution of $35.0 million. See "The Recapitalization." The Company expects to use the net proceeds from the Offering to redeem $26.0 million in aggregate principal amount of the Notes and to pay the redemption premium and accrued and unpaid interest thereon.

  In connection with the Recapitalization, the Company entered into the Bank Credit Facility. The Bank Credit Facility provides for borrowings of up to $30.0 million for working capital and other general corporate purposes, and bears interest, at the Company's option, at: (i) the Base Rate (as defined in the Bank Credit Facility) plus 1.75% or (ii) the Eurodollar Rate (as defined in the Bank Credit Facility) plus 3.00%. The Company's borrowings under the Bank Credit Facility are secured by substantially all of the Company's assets and a pledge of substantially all of the capital stock of the Company's domestic subsidiaries and 65% of the capital stock of the Company's first-tier foreign subsidiaries. The Bank Credit Facility matures on May 16, 2002. Subsequent to the Recapitalization, the Company used $7.8 million of the available borrowing capacity under the Bank Credit Facility to issue letters of credit. At July 6, 1997, the Company had unused borrowing capacity under the Bank Credit Facility of $22.2 million. See "Description of Certain Indebtedness -- Bank Credit Facility."

  In connection with the Offering, the Company expects to: (i) enter into the New Bank Credit Facility and (ii) use cash on hand and borrowings under the New Bank Credit Facility to finance the Preferred Stock Redemption and pay fees associated with the refinancing. The terms of the New Bank Credit Facility are still being negotiated between the Company and its principal lender. The Company expects that the New Bank Credit Facility will contain better terms than the Bank Credit Facility and will provide for working capital borrowings of up to $30.0 million. The New Bank Credit Facility will permit the Preferred Stock Redemption. Until such time as a definitive agreement relating to the New Bank Credit Facility is executed, however, no assurance can be given that such agreement will be executed or, if executed, will be on the terms set forth herein.

  The Company's principal sources of funds following the Offering are anticipated to be cash flows from operating activities and borrowings under the New Bank Credit Facility. The Company believes that these funds will provide the Company with sufficient liquidity and capital resources for the Company to meet its current and future financial obligations, as well as to provide funds for the Company's working capital, capital expenditures and other needs for at least the next twelve months. No assurance can be given, however, that this will be the case. Depending upon its rate of growth and profitability, the Company may require additional equity or debt financing to meet its working capital requirements or to fund its research and development activities. There can be no assurance that additional financing will be available when required or, if available, will be on terms satisfactory to the Company. The Company's future operating performance and ability to service or refinance the Notes and to repay, extend or refinance the Bank Credit Facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond the Company's control. See "Risk Factors."

  Foreign exchange rate fluctuations have historically not had a significant impact on the Company's results of operations. Generally, system sales to foreign markets outside of Japan have been invoiced and paid in U. S. Dollars and system sales to Japanese customers have been invoiced and paid in Japanese Yen. See "Risk Factors -- Risks Associated with International Sales."

INFLATION

  The impact of inflation on the Company's business has not been material for the Fiscal Years ended April 6, 1997, March 31, 1996 and April 2, 1995 or for the three-month periods ended July 7, 1996 and July 6, 1997.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." The statement established standards for the reporting and display of comprehensive income and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. This standard will require that an enterprise display an amount representing total comprehensive income for the period. SFAS No. 130 will be effective for Fiscal 1998. The Company does not expect the adoption of SFAS No. 130 to have a significant impact on the Company's reported results of operations.

  In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which supersedes SFAS No. 14. This statement changes the way that public business enterprises report segment information, including financial and descriptive information about their operating segments, in annual financial statements and would require that those enterprises report selected segment information in interim financial reports to stockholders. Operating segments are defined as revenue-producing components of the enterprise which are generally used internally for evaluating segment performance. SFAS No. 131 will be effective for the Company beginning with Fiscal 1999. Adoption of SFAS No. 131 will not impact the Company's financial position or results of operations, however, the Company has not yet determined the effect of this statement on disclosures in the notes to its consolidated financial statements.

                                   BUSINESS

  Market data used throughout this Prospectus were obtained from internal surveys and from industry publications, including a report generated by Dataquest, an independent semiconductor industry research firm. This industry publication generally indicates that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The Company has not independently verified such market data. This publication was not commissioned by, or prepared at the request of, the Company or any of its affiliates. Similarly, internal surveys, while believed to be reliable, have not been verified by any independent source. The Company's belief as to its market share of both the ion implantation market generally and the nondestructive implantation market specifically derives from the Company's internal estimates of the size of such market and the Company's internal records as to its sales in such market. The Company's belief as to its market share of the thin film measurement market derives from industry data as to the size of such market and the Company's internal records as to its sales in such market. For an explanation of certain terms used in this Prospectus, reference should be made to the Glossary beginning on page G-1.

OVERVIEW

  The Company is a worldwide leader in the development, manufacture, marketing and service of process control metrology systems for use in the manufacture of semiconductors. Semiconductor manufacturers use process control metrology systems in their fabs to detect process deviations or problems in order to minimize the effects on manufacturing yield, device performance and reliability. The Company's metrology systems are principally used to measure two of the most important and pervasive semiconductor fabrication process steps: ion implantation and thin film deposition and removal. Ion implantation involves the implantation of ions into selective areas of the silicon wafer, which alters the electrical properties of the semiconductor. Thin film deposition and removal is a process by which layers of conductive or insulating films are deposited on and removed from the wafer to give the semiconductor the desired performance characteristics. The Company's products are designed to offer a low cost of ownership due to the integration of proprietary technology and advanced software in a highly reliable, easy-to-use and productive system. Since the introduction of its first product in 1985, the Company's revenues have increased at a CAGR of approximately 36.7%.

  The Company's process control metrology systems use proprietary and patented technology to measure key dimensions and other physical properties of semiconductor wafers. The Company holds 69 U.S. and foreign patents primarily covering the technology utilized in its two major product lines: (i) the Therma-Probe system and (ii) the Opti-Probe system. The Therma-Probe system, introduced in 1985, utilizes the Company's proprietary thermal wave technology and is the predominant nondestructive process control metrology system used to measure the critical ion implantation process in the fabrication of semiconductors. Since the introduction of the Therma-Probe, the Company believes it has captured over 50% of the market for ion implant measurement in general and over 95% of the market for nondestructive ion implantation measurement of product wafers. The Opti-Probe system, introduced in 1992, significantly improves upon existing thin film metrology systems by successfully integrating different measurement technologies into one system and utilizing the Company's proprietary optical technologies. The Company believes that the Opti-Probe has captured over 30% of the thin film measurement market in less than five years.

INDUSTRY BACKGROUND

Process Control Metrology Market

  Semiconductor manufacturers use process control metrology systems in their fabs to detect any process deviations or problems as quickly as possible so as to minimize their effects on manufacturing yield, device performance and reliability. Process control metrology systems are critical for yield enhancement and cost reduction because they allow error/defect detection in real-time before there can be a significant impact on yield. Higher yields increase the revenue a manufacturer can obtain for each semiconductor wafer processed. Furthermore, equipment that helps a manufacturer to increase yield quickly when new semiconductor products are introduced enables the manufacturer to offer products in volume at the time when they are likely to generate the greatest profits.

  From 1991 to 1996, Dataquest reports that sales of process control metrology systems and instruments have increased at a CAGR of 23.6% to approximately $1.6 billion in 1996. Within the process control metrology market, the Company operates specifically in the ion implant and the thin film measurement metrology segments. Sales of ion implant metrology and thin film measurement systems for the semiconductor industry in 1996 were approximately $60 million (based upon the Company's estimate) and $234 million (based upon the estimate of Dataquest), respectively. Demand for process control metrology systems is driven primarily by: (i) capital expenditures of semiconductor manufacturers, which, in turn, depend on the current and anticipated market demand for semiconductors and products utilizing semiconductors and (ii) the increasing complexity of the semiconductor manufacturing process as a result of the demand for smaller, higher performance devices.

  Increasing Demand for Semiconductors. The demand for semiconductors has significantly increased over time. According to Dataquest, since 1991 the global semiconductor market has expanded at a CAGR of approximately 17.3%. In addition, Dataquest estimates that sales of semiconductors generated aggregate revenues of approximately $143.3 billion in 1996. This market expansion is due primarily to: (i) the increased demand for faster, smaller and more efficient devices utilizing semiconductors (including personal computers and telecommunications equipment) with a greater range of functionality; (ii) the increased level of semiconductor content in electronic products; and (iii) the increased use of products utilizing semiconductors in broader geographical markets. For example, over 20% of the worldwide semiconductor capacity is currently consumed in the Asia/Pacific market, compared to a negligible quantity only a decade ago. Existing and new markets with significant growth potential include Southeast Asia, China, Latin America and Eastern Europe. New applications for semiconductors, both in traditional semiconductor markets, such as data-processing computers, consumer electronics, automotive electronics and office equipment, and in new and growing semiconductor markets, such as personal computers, telecommunications, portable computers and the Internet, have increased the level of semiconductor content in electronic products and systems.

  Growing Importance of Process Control Metrology. Industries that use semiconductors are demanding increasingly complex, higher performance devices. As a result, semiconductors continue to become more complex, with smaller feature sizes and larger circuit device sizes. Fabrication of these devices requires increasing the number of process steps to more than 500 and reducing feature sizes to .25 microns or smaller, necessitating narrower process tolerances which make it more difficult to maintain acceptable yields. These factors, together with the industry migration toward larger wafer sizes (e.g., 300 millimeters), have led to a substantial increase in the manufacturers' per wafer investment, which in turn has caused these manufacturers to intensify their efforts to maintain acceptable yields. As a result, manufacturers demand equipment that provides superior process results and yields and which can also accommodate larger wafers. With the increase in wafer process complexity, the increase in wafer value as wafers become larger, and the requirements for greater yield and productivity, process control metrology systems are becoming more critical to the manufacture of semiconductors. For example, from 1991 to 1996, the thin film measurement market has grown at a CAGR of 40.3% as compared to a CAGR of 29.4% for the semiconductor capital equipment market as a whole (based in each case on information reported in Dataquest). During the same period, the Company estimates that the ion implant metrology market grew at a CAGR of 25.9%. In addition, the total costs for constructing and equipping an advanced fabrication facility can be in excess of $1.5 billion, a substantial portion of which represents the cost of capital equipment used to process the wafers. Process control metrology systems, which typically represent a small percentage of the total investment, enable manufacturers to leverage these expensive facilities and improve their return on investment.

  Two areas of process control metrology that have grown as a result of the increasing demand for semiconductors and the growing importance of process controls are ion implant metrology and thin film measurement.

Ion Implant Metrology

  A key process step in the fabrication of semiconductor devices is the implantation of ions, usually boron, phosphorous or arsenic, into selective areas of the silicon wafer, which alters the electrical properties of the silicon semiconductor. Control of the accuracy and uniformity of the ion implant dose is critical to device performance and yield. Ion implantation is generally performed several times during the early phases of the fabrication cycle. As a result, there is typically a three to eight week time lag between the implant steps and the first electrical measurements that indicate whether the ion implantation process was properly executed. Failure to identify improper ion implantation can be extremely costly to a semiconductor manufacturer if the fabrication cycle is permitted to continue. To test whether the ion implantation was properly executed on a timely basis, semiconductor manufacturers historically used a four-point probe to perform test wafer monitoring (i.e., testing a non-production blank wafer that has no devices on it), which measured electrical resistance and required physical contact between the probe and the silicon wafer surface. As a result of the high probability of contamination of the silicon wafer from contact with the probe, this procedure was only used on a limited number of test wafers. As compared to product wafer monitoring (i.e., testing a production wafer that has devices on it), test wafer monitoring adds considerable cost to the manufacturing process and will often fail to identify processing problems inherent with product wafers.

Thin Film Measurement

  The majority of the 100 to 500 process steps required to fabricate semiconductors on the silicon wafer involve the deposition and removal of a variety of insulating and conducting thin films. Thin film metrology measures the thickness and material properties of these thin films and, because it is used to measure a large number of process steps, is one of the most important metrology systems utilized at semiconductor fabs. The most widely used technologies to measure the thickness and properties of thin films have historically been reflection spectrometry and ellipsometry. Reflection spectrometers obtain an optical spectrum as a function of wavelength for light reflected from the surface of a sample. This spectrum is then analyzed with appropriate algorithms to obtain film thickness and, in some cases, other properties of the film as well. In ellipsometry, the change of polarization of the reflected light is measured. The polarization change is analyzed with appropriate algorithms to obtain film thickness, and in some cases other properties of the film.

  Increasingly, these systems have been unable to meet the process control metrology demands of the semiconductor industry. For example, the industry is rapidly moving toward measuring product wafers rather than test wafers, both because of the inability to control the manufacturing processes adequately using test wafers alone, and the costs associated with the processing of nonproductive test wafers. Measurements on product wafers, however, must be performed in small areas and spectrometers and ellipsometers both require fairly large measurement areas. Additionally, increasing demands for improved precision and repeatability require the ability to measure thicknesses that range from extremely thin films (i.e., below 20 Angstroms) to films that are hundreds of thousands times thicker. Reflection spectrometers are most suitable for measuring thicker films, whereas ellipsometers are most suitable for measuring very thin films. Thus, neither system is individually capable of accurate and reliable measurements over the full range of film thicknesses. Further, the industry is now using many films whose optical properties are functions of the actual deposition conditions.
Obtaining an accurate measurement of the thickness of these thin films requires the ability to make simultaneous measurements of both thickness and optical properties. Reflection spectrometers and most ellipsometers have very limited capabilities for simultaneous measurements of both thickness and optical parameters.

THERMA-WAVE SOLUTION

  Therma-Wave has successfully developed two major lines of process control metrology systems to address the limitations of conventional ion implant and thin film metrology systems:

  Therma-Probe System, introduced in 1985, is the predominant nondestructive process control metrology system used to measure the critical ion implantation process in the fabrication of semiconductors. The Therma-Probe System employs highly focused but low power laser beams to generate and detect thermal wave signals in the silicon wafer. Proprietary software correlates the signals to the ion implant dose. Unlike previous ion implant metrology systems, the Therma-Probe system utilizes a totally noncontact, nondamaging technology and thus can be used for product wafer monitoring immediately after the ion implantation process. These features have been packaged into an easy-to-use and reliable package with automated wafer handling and statistical data processing. Since its introduction, the Company believes that Therma-Probe has captured over 50% of the market for ion implant measurement in general and over 95% of the market for nondestructive ion implantation measurement of product wafers.

  Opti-Probe System, introduced in 1992, significantly improves upon existing thin film metrology systems by successfully integrating three distinct film measurement technologies, two of which are patented by the Company. This combination of technologies, coupled with proprietary software that correlates and interprets the data in a seamless manner, provides increased measurement capability, speed and productivity on both test and product wafers. Based on market estimates provided by Dataquest, the Company believes that the Opti-Probe system has captured over 30% of the thin film measurement market in less than five years.

THERMA-WAVE'S COMPETITIVE STRENGTHS

  The Company attributes its success in the process control metrology market and its significant opportunities for continued growth and profitability to its ability to provide products and services that are superior in meeting the requirements of semiconductor manufacturers. Management believes that the Company has several competitive advantages, including:

 . Technologically Advanced Capabilities and Products. The Company believes that its expertise in engineering, research and development enables it to offer process control metrology systems with more advanced technical capabilities and features than those offered by its competitors. These features include superior measurement capabilities, resolution, accuracy, repeatability and reliability. The Therma-Probe system employs a patented optical technology to provide noncontact, noncontaminating ion implant measurement capability, unlike many of the Company's competitors who use destructive four-point probes to accomplish similar measurements. The Company's Opti-Probe system is the only tool that combines three distinct measurement technologies, two of which are patented by the Company. The Company believes that its technologically superior products are critical to its success because technical capability is a key criterion that most major semiconductor manufacturers use in selecting capital equipment for their fabs.

 . Continuous Product Improvement. During its last four fiscal years, the Company has spent on average approximately 14% of its net revenues on research and development activities. Since its founding, the Company has been a leader in the introduction of technological advances, including: (i) the development of the most widely accepted metrology system for measuring ion implant dose on product wafers; (ii) the introduction of the first product to successfully combine different thin film measurement technologies in one system; (iii) the development of proprietary technologies significantly improving on existing thin film measurement capability; and (iv) the development of advanced metrology software dealing with signal processing, data analysis and pattern recognition.

 . Leading Market Share. The Company is one of the world's leading manufacturers of process control metrology equipment and systems. Therma-Wave is the largest provider of nondestructive ion implant process control metrology systems worldwide with over 95% of the market. The Therma-Probe system has become the industry standard for ion implant process control metrology and is installed in virtually every major semiconductor fabrication facility. The Company is also a leading supplier of thin film measurement metrology systems worldwide. The Company believes that its Opti-Probe system has captured over 30% of the market in less than five years since its introduction as a result of its technological superiority and the enhanced return on investment to its customers. In Fiscal 1997, sales of the Opti-Probe system increased by over 55% from the previous Fiscal Year due to continued market share gains as well as market growth.

 . Strong and Diverse Customer Base. The Company markets and sells its products worldwide to virtually all of the major semiconductor manufacturers, including: (i) Intel, the largest microprocessor manufacturer worldwide;
   (ii) Samsung, the largest dynamic random access memory ("DRAM") manufacturer; and (iii) Lucent Technologies, one of the largest application specific semiconductor ("ASIC") manufacturers. The Company believes that its top customers are among the fastest growing manufacturers in the semiconductor industry. For example, the Company's top nine customers for Fiscal 1997 have increased their capital equipment expenditures at a CAGR of approximately 36% over the last five years, as compared to a CAGR of approximately 27% for the semiconductor capital equipment industry as a whole. In addition, the Company has a diverse customer base in terms of both geographic location and the types of semiconductors manufactured by its customers. In aggregate, the Company serves more than 60 customers worldwide, which are located in over 14 different countries.

 . Strong Customer Relationships. The Company believes that it has developed and consistently maintained excellent customer relationships. In addition, the Company believes it is the dominant supplier of ion implant metrology systems to virtually all major semiconductor manufacturers and has become the primary supplier of thin film metrology equipment to many of its customers. Engineering, sales and management personnel collaborate with customer counterparts to determine customers' needs and specifications. For example, the Opti-Probe 2600 was developed in cooperation with one of the Company's major customers to address the need for a more capable thin film measurement system.

 . Worldwide Distribution and Strong Customer Support Capabilities. The Company has expended considerable resources in creating a high-quality worldwide distribution network with highly trained customer service and support organizations. For Fiscal 1997 and the first quarter of Fiscal 1998, the Company generated international revenues of approximately $65.4 million and $12.5 million, representing 59.7% and 44.2% of net revenues, respectively. The Company provides its customers with comprehensive support and service before, during and after delivery of its systems. The Company's engineers have extensive experience and provide valuable assistance to the Company's customers, thereby strengthening Therma-Wave's strong position with its customers. The Company anticipates that it will continue to strengthen and expand its distribution and customer service and support organizations worldwide, particularly in Asia.

 . Experienced and Successful Management Team. The Company is led by an experienced senior management team whose members average more than 14 years in the semiconductor capital equipment manufacturing industry. Dr. Allan Rosencwaig has over 15 years of experience in the industry. In addition, the Company's top nine executives average over nine years with the Company. Under the leadership of its existing management team, the Company's net revenues have grown from $2.7 million in Fiscal 1985 to $109.5 million in Fiscal 1997, representing a CAGR of 36.7%. As a result of the Recapitalization, the Company's senior management team currently owns approximately 22% of the outstanding Common Stock and holds options to acquire an additional 7% of such Common Stock. Such equity ownership represents a significant economic commitment to and participation in the continued success of the Company.

BUSINESS AND GROWTH STRATEGY

  The Company's business strategy is to continue its leadership and growth in the process control metrology market and thereby increase market share and maximize revenues and profitability. The Company's business and growth strategy includes the following key initiatives:

 . Capitalize on Favorable Industry Trends. The Company believes that the increasing demand for semiconductors should continue to drive significant growth in the semiconductor capital equipment market. In addition, the Company believes that the need for more comprehensive and sophisticated process control of semiconductor device manufacturing will result in greater demand for metrology systems. In particular, the transition from 200 millimeter to 300 millimeter wafers, in conjunction with the evolution towards circuit sizes of .25 microns or less, is expected to increase the need for process control metrology in fabs. Management believes that the Company is well positioned to take advantage of these favorable trends, given its market leadership position, strong customer base, superior technology and research and development expertise.

 . Maintain and Leverage Strong Customer Relationships. The Company expects to continue to strengthen its existing customer relationships and foster working partnerships by providing technologically superior systems and high levels of customer support. The Company believes it is the dominant supplier of ion implant metrology systems to virtually all major semiconductor manufacturers and has become the primary supplier of thin film metrology systems to many of its customers. Furthermore, the Company intends to continue to capitalize on its strong customer relationships, which have enabled it to develop new products and applications through close collaboration with customers. Such collaboration has often resulted in products and applications which have a broader market appeal. For example, the Company has sold its Opti-Probe 2600 system, developed in cooperation with one of its major customers, to numerous other semiconductor manufacturers.

 . Increase Market Penetration. The Company expects to increase its market penetration based on its competitive strengths and superior product offerings. In particular, the Company expects that the market share of its Opti-Probe system, which was introduced by the Company in 1992, will continue to increase as a result of its technological advantages and superior return on investment to its customers. During Fiscal 1997, the Company has added seven major new customers for the Opti-Probe system and, based on Dataquest information, has increased its market share in the thin film measurement market by approximately 5 percentage points to capture over 30% of such market. The Company believes that the Opti-Probe system offers significant opportunities for increased revenues due to the size of the thin film measurement market, which had aggregate sales of $234 million in 1996 and has grown at CAGR of 40.3% from 1991 to 1996.

 . Continue to Focus on Technological Innovation. The Company intends to continue its emphasis on engineering and research and development in an effort to anticipate and address technological advances in semiconductor manufacturing. The Company's current product development efforts include: (i) the Opti-Probe 5240, which will integrate two additional measurement technologies into the Opti-Probe system, providing the Company with a product entry in a new segment of the thin film measurement market; (ii) expanding the capability of both the Therma-Probe and Opti-Probe systems to accommodate 300 millimeter wafer sizes; and (iii) the Meta-Probe, a thin film metrology system specifically designed to measure the thickness and material properties of opaque and metallic thin films. The Company expects that these new products will begin beta-testing in 1998. Management believes that continued product innovation and investment in research and development will help the Company strengthen its leadership position.

 . Leverage Existing Infrastructure. The Company believes that it has the opportunity to improve its operating margins by leveraging its existing infrastructure through increased sales. To support its worldwide growth, the Company has expended considerable resources in establishing its infrastructure, including a worldwide customer service and support organization and a state-of-the-art manufacturing facility.

 . Pursue Strategic Acquisitions. The Company expects to capitalize on the recent consolidation trend in the process control metrology and wafer inspection industries by targeting strategic acquisitions. The Company expects to review selective opportunities to acquire businesses which would add to its portfolio of technologies and products. The Company is not currently engaged in any on-going discussions regarding any potential acquisitions.

PRODUCTS AND TECHNOLOGY

  Therma-Wave currently offers two major lines of process control metrology systems to address a wide range of customer process control needs. The Company's Therma-Probe system was introduced in 1985 as the Company's initial product line, and its Opti-Probe system was introduced in 1992. Both product lines feature the Company's proprietary and patented measurement technologies and offer robotic wafer handling, advanced vision processing, sophisticated but user-friendly software and high throughput and reliability. The modular design of the hardware and software enable continuous product enhancement as new advances are made.

 Therma-Probe System

  The Therma-Probe system is the predominant ion implant metrology system capable of measuring in a noncontact, non-contaminating manner directly on product wafers and immediately after the ion implantation process, both the implant dose and its uniformity across the wafer with a high degree of precision. In addition, the Therma-Probe system has unparalleled sensitivity for the most critical implants. By the end of June 1997, more than 355 Therma-Probe systems had been installed in virtually every major semiconductor fab worldwide. A typical semiconductor fab uses Therma-Probe systems to monitor and control critical implant steps. In addition, all major manufacturers of ion implant equipment utilize Therma-Probe systems to help develop and qualify their ion implanters. The Company believes that the Therma-Probe has captured over 50% of the market for ion implant measurement in general and over 95% of the market for nondestructive ion implantation measurement of product wafers. The Company estimates that sales of ion implant metrology systems for the semiconductor industry were approximately $60 million in 1996. From Fiscal 1992 through Fiscal 1997, net revenues from the sale of Therma-Probe systems have grown at a CAGR of 15.2%. The selling price for a current model of the Therma-Probe system ranges from $650,000 to $900,000.

  The Company believes that its Therma-Probe system offers particular technological advantages and features that distinguish it from the ion implant metrology systems offered by its competitors:

    Proprietary Technology. To provide noncontact, non-contaminating ion implant measurements on product wafers, the Company's Therma-Probe system employs highly focused but low power laser beams to generate and detect thermal wave signals in the silicon wafer that can be correlated to the implant dose. The thermal wave technology used to measure the ion implant dose in the silicon wafer is a highly proprietary and extensively patented technology of the Company. The Company believes that these patents help to maintain its competitive position.

    Ease of Use and Reliability. The Company has packaged its thermal wave technology into an easy-to-use and reliable process control metrology system. This system is configured specifically for use by semiconductor device manufacturers and features automated wafer handling, automated data collection and statistical data processing and data management.

    Installed Base. Virtually all major semiconductor manufacturers use Therma-Probe systems to monitor and control their ion implant processes. In addition, virtually all major manufacturers of ion implant equipment utilize Therma-Probe systems to help develop and qualify their implanters. Additionally, the Company's engineers have extensive experience in addressing many different types of ion implant applications and provide valuable assistance to the Company's customers, thereby strengthening Therma-Wave's strong position with its customers. The Company believes that its significant installed base of Therma-Probe systems acts as a barrier to entry for its current and potential competitors in the ion implant measurement market.

    Continuous Improvement. Although the Company enjoys over 95% of the industry sales of nondestructive ion implant metrology systems for product wafers, it continues to develop, manufacture and market new and improved Therma-Probe models to enhance system capability and the return on investment to the customer. For example, the Company recently introduced the TP-500 model, which provides enhanced performance, improved software, advanced image processing and improved reliability. The Company is currently in the process of developing a Therma-Probe model with the capacity to accommodate wafer sizes of 300 millimeters.

  The following table summarizes the Company's improvements to the Therma-Probe system and current product development activities:

             YEAR
         INTRODUCED/
           EXPECTED
  MODEL  INTRODUCTION           DESCRIPTION OF INNOVATION/ADVANCEMENT
  -----  ------------           -------------------------------------
 TP-200      1985     Introduced first nondestructive process control metrology
                      system to measure ion implantation.
 TP-300      1987     Added cassette-to-cassette wafer handling and automation
                      software to the capability of the TP-200.
 TP-400      1992     Significantly improved repeatability and added second
                      cassette station for tool calibration.
 TP-500      1996     Built on the same platform as the OP-2600, added pattern
                      recognition and improved reliability and throughput.
 TP-630*     1998     Expands wafer measurement capability to 300 millimeters.

--------
*  Currently under development.

 Opti-Probe System

  The Opti-Probe system was developed by the Company to address the limitations of conventional thin film metrology systems. The Opti-Probe system, introduced in 1992, combines the thin film metrology capabilities of spectrometers and ellipsometers into a single integrated system and utilizes two new proprietary measurement technologies to enhance their capabilities. By the end of June 1997, more than 460 Opti-Probe systems have been installed in major semi-conductor fabs worldwide. By the end of 1996, the Company believes that the Opti-Probe system had captured over 30% of the thin film measurement market, an increase of approximately 5 percentage points over the previous year. The Company estimates that sales of thin film measurement systems for the semiconductor industry were approximately

$234 million in 1996. From Fiscal 1992 through Fiscal 1997, net revenues from the sale of Opti-Probe systems have grown at a CAGR of 141.7%. The selling price for a current model of the Opti-Probe system ranges from $400,000 to $600,000.

  The Company believes that its Opti-Probe system offers particular technological advantages and features that distinguish it from traditional thin film metrology systems:

    Proprietary Technology. Conventional spectrometers and ellipsometers are unable to meet the current and future requirements of the semiconductor fabs. These requirements include the ability to measure in very small areas on product wafers, high precision and repeatability for very thin as well as thick films, and the ability to simultaneously measure thickness and optical parameters on one or more films. To help provide these capabilities, the Company has developed and patented two new proprietary optical measurement technologies and combined them with conventional measurement technologies in one measurement system. Because of the wealth of data that can be obtained from these combined optical technologies, it is possible to perform measurements on the thickness and optical parameters of one or more films simultaneously. In addition, since the Company's proprietary technologies employ a highly focused laser beam, it is possible to perform measurements with a spot size that is the smallest in the industry. Although the Company's competitors have now introduced systems that combine elements of spectrometry and ellipsometry in one system, the Company believes that its particular combination of technologies results in a superior product.

    Ease of Use and Reliability. The Company believes that the Opti-Probe system is regarded as easy-to-use and highly reliable as compared to the thin film measurement systems of its competitors. This system is configured specifically for use by semiconductor device manufacturers and features automated wafer handling, advanced image processing, automated data collection and statistical data processing and data management.

    Proprietary Software. The Company believes that not only is its hardware in the Opti-Probe system superior to the competition, but so also is its software. During the fabrication of semiconductors, many different films and film stacks, consisting of several layers of different films, are deposited and selectively removed from the silicon wafer. This in turn means that hundreds of film measurement data analysis algorithms ("recipes") must be developed and stored in the computer of a thin film metrology system. Thus the full benefit of a thin film metrology system to the customer is a result of a combination of superior measurement capability and superior recipe development. The Company has a staff of over fifty experienced applications scientists and engineers stationed worldwide near all major customers who provide full applications support to develop new recipes as the device manufacturing processes change.

    Continuous Improvement. While the Company has achieved rapid market share growth in the thin film metrology market with its current Opti-Probe systems, it continues to develop, manufacture and market new and improved models. For example, the Company has recently introduced the OP-2600 DUV model which extends the spectrometer range of the Opti-Probe further into the ultra-violet region of the optical spectrum. The Company believes that it now provides the semiconductor industry with a thin film metrology tool that operates further into the ultra-violet spectrum than the competition. This is of paramount importance since device manufacturers are now developing patterning technology utilizing optical radiation in this ultra-violet region. In addition, the Company has recently introduced the 3000 series Opti-Probe systems that provide the same superior measurement capability of the 2000 series but with increased speed, thus enhancing the systems' productivity.

 OP-5240 Product Development

  The Company is currently in the process of developing the OP-5240 model, which will integrate two additional measurement technologies into the Opti-Probe system. As a result, the Opti-Probe 5240 will have up to five independent but fully integrated measurement technologies. The Company believes that current competitive products include no more than two independent measurement technologies. The two additional technologies that will be integrated into the OP-5240 are spectroscopic ellipsometry and absolute laser ellipsometry, each of which will expand the Opti-Probe's measurement capabilities and improve measurement integrity.

  Spectroscopic ellipsometry has long been recognized as a powerful thin film characterization technology. However, it has generally not been successfully transferred to fab production because it suffers from slow measurement time and poor measurement integrity. The poor measurement integrity arises from high sensitivity to small process changes because of the difficulties of measuring thickness and material parameters simultaneously with only wavelength dependent technologies. The Opti-Probe 5240 has been designed to overcome these limitations by integrating spectroscopic ellipsometry with up to four other independent measurement technologies to accelerate the ability to determine the correct thin film solution. Furthermore, by integrating spectroscopic ellipsometry, a wavelength dependent measurement, with the Company's proprietary beam profile reflectometry, an angle dependent measurement, the Company expects that the Opti-Probe 5240 will overcome the excessive sensitivity to small process changes.

  The addition of absolute laser ellipsometry to the Opti-Probe enables stable, reference-free absolute measurements on ultra-thin films with high precision and repeatability. The Company believes that integrating absolute laser ellipsometry with the Company's proprietary beam profile ellipsometry will provide fast, precise and small spot size film measurements. The Company believes that the successful introduction of the OP-5240 will further strengthen the Company's technological capabilities in the thin film measurement market. The Company expects that beta-testing on the OP-5240 will begin in 1998. The Company has expended and expects to continue to expend substantial research, development and engineering resources to develop the OP-5240. There can be no assurance that the Company will not experience difficulties or delays in developing the OP-5240, that such efforts will be successful or that the OP-5240 will satisfy customer requirements or achieve market acceptance.

  The following table summarizes the Company's improvements to the Opti-Probe system and current product development activities:

                 YEAR
             INTRODUCED/
               EXPECTED
    MODEL    INTRODUCTION         DESCRIPTION OF INNOVATION/ADVANCEMENT
 ----------- ------------         -------------------------------------
 OP-1000         1992     Introduced a new patented optical technology known as
                          beam profile reflectometry ("BPR") to measure thin
                          film deposition and removal.
 OP-2000         1993     Integrated BPR with a new patented optical technology
                          known as beam profile ellipsometry ("BPE") to enhance
                          measurement capabilities.
 OP-2600         1994     Integrated BPR, BPE and Spectrometry to further
                          enhance measurement capabilities.
 OP-2600 DUV     1996     Integrated deep ultra-violet reflectance ("DUV
                          Reflectance") with the existing system to expand
                          measurement range.
 OP-3260         1996     Increased throughput of Opti-Probe system.
 OP-3620 DUV     1996     Increased throughput of Opti-Probe with DUV
                          Reflectance.
 OP-5240*        1998     Integrates BPR, BPE and DUV Reflectance with
                          Spectroscopic Ellipsometry and Absolute Laser
                          Ellipsometry.
 OP-5340*        1998     Expands wafer measurement capability to 300
                          millimeters.

--------
* Currently under development.

Meta-Probe Product Development

  An important new product being developed by the Company is the Meta-Probe system. The Meta-Probe is a thin film metrology system specifically designed to measure the thickness and material properties of opaque and metallic thin films. These materials are increasingly being used by semiconductor manufacturers as the industry moves to 0.25 micron and 0.18 micron technologies with an increase in the number and complexity of the metal layers. The Company believes that existing metal film metrology systems are unable to perform the required measurements with the required precision and repeatability. In addition, most current existing metal film metrology systems cannot perform tests on product wafers and thus the Company believes these systems will not be economically viable for the next generation 300 millimeter wafer size. The Meta-Probe utilizes an enhanced proprietary thermal wave technology, known as multi-dimensional scanning, to enable it to measure metal film thickness and material parameters on product wafers simultaneously, thereby ensuring high measurement integrity. The Company expects to begin beta-testing for the Meta-Probe before the end of 1998. The Company has expended and expects to continue to expend substantial research, development and engineering resources to develop the Meta-Probe. There can be no assurance that the Company will not experience difficulties or delays in developing the Meta-Probe, that such efforts will be successful or that the Meta-Probe will satisfy customer requirements or achieve market acceptance.

CUSTOMERS

  Therma-Wave sells its products to leading semiconductor manufacturers throughout the world. Certain of the Company's top customers in Fiscal 1997 are listed below:

  Advanced Micro Devices, Inc.   LG Semicon            Samsung
  Hyundai Corporation            Lucent Technologies   Siemens Microelectronics
  Intel                          NEC Semiconductor     Taiwan Semiconductor
                                                          Manufacturing Company

  Sales to Samsung and Intel represented approximately 10% and 13%, respectively, of the Company's net revenues for Fiscal 1997 and approximately 15% and 17%, respectively, for Fiscal 1996. Sales to Intel, Taiwan Semiconductor Manufacturing Company and Hyundai Corporation represented approximately 22%, 13% and 13%, respectively, of the Company's net revenues for the first quarter of Fiscal 1998. The Company's top twenty customers accounted for substantially all of the Company's net revenues for the first quarter of Fiscal 1998 and approximately 78% of its net revenues in Fiscal 1997 and 81% in Fiscal 1996.

  The Company provides its customers with comprehensive support and service before, during and after delivery of its systems. Prior to shipment, Therma-Wave's support personnel typically assist the customer in site preparation and inspection and typically provide customers with training at the Company's facilities or at the customer's location. The Company's customer training programs include instructions in the maintenance of the Company's systems and in system hardware and software tools for optimizing the performance of the Company's systems. The Company's field support personnel work with the customers' employees to install the system and demonstrate system readiness. In addition, the Company maintains a group of highly skilled applications scientists to respond to customer process needs worldwide when a higher level of technical expertise is required.

  The Company generally warrants its products for a period of up to 12 months from system acceptance for materials and labor to repair the product and to provide training and applications support. Installation and initial training are customarily included in the price of the system. After the warranty period, customers may enter into support agreements covering both field service and field applications support. The Company's field service engineers may also provide customers with call out repair and maintenance services on a fee basis. The Company's applications engineers and scientists are also available to work with the customers on recipe development. The Company also trains customer employees, for a fee, to perform routine service and provides telephone consultation services.

SALES AND MARKETING

  The Company utilizes a combination of 10 in-house sales staff and 12 manufacturers' sales representatives to sell its products to end users. The Company sells products typically on 80% to 90% net 30-day terms with the remainder due after customer acceptance. Some foreign customers are required to deliver a letter of credit payable in U.S. dollars upon system shipment.

  Therma-Wave maintains sales offices and regional sales representatives throughout the world. In the United States, the Company maintains sales offices in California, Oregon, Pennsylvania and Texas. The Company also utilizes manufacturers' sales representatives to cover those regions of the United States with too few customers to support a direct sales effort. In Asia, the Company maintains sales and support offices in Japan, Korea and Taiwan. The Japanese and Taiwanese offices work with manufacturers' sales representatives to sell the Company's products to customers in Japan and Taiwan, while the Korean office sells to customers directly. The Company also works with manufacturers' sales representatives in Singapore, Malaysia, Thailand and China. In Europe, the Company maintains a sales office in the United Kingdom and works with manufacturers' sales representatives throughout the rest of Europe.

  In addition, the Company provides direct customer support in most parts of the world. In some locations, field service is still provided by the same manufacturers' sales representative that handles the sales function, but applications support is provided by the Company's employees in the territory. In the United States, field service and applications engineers are located in customer support offices in Arizona, California, Colorado, Florida, Massachusetts, New Mexico, Oregon, Pennsylvania and Texas. Certain dedicated site-specific field service and applications engineers are contracted by certain customers such as Intel. In Asia, the Company provides customer support through its offices in Japan, Taiwan, Korea and Singapore. In Europe, the Company maintains a customer support office in the United Kingdom to support customers there and to assist the field service engineers of its European manufacturers sale representatives in the rest of Europe. Applications personnel to support continental Europe are stationed in France and Germany.

  The following table summarizes the Company's U.S. operations and those of its wholly owned subsidiary in Japan (in thousands):

                                          FISCAL YEAR ENDED APRIL 6, 1997
                                     -------------------------------------------
                                      UNITED           ADJUSTMENTS/
                                      STATES   JAPAN   ELIMINATIONS CONSOLIDATED
                                     -------- -------  ------------ ------------
Total revenue....................... $103,578 $10,991    $(5,076)     $109,493
Income from operations.............. $ 20,974 $ 1,632    $   763      $ 23,369
Identifiable assets................. $ 67,764 $ 7,497    $(6,641)     $ 68,620
                                          FISCAL YEAR ENDED MARCH 31, 1996
                                     -------------------------------------------
                                      UNITED           ADJUSTMENTS/
                                      STATES   JAPAN   ELIMINATIONS CONSOLIDATED
                                     -------- -------  ------------ ------------
Total revenue....................... $ 75,020 $11,303    $(7,030)     $ 79,293
Income from operations.............. $ 11,200 $   503    $ 1,875      $ 13,578
Identifiable assets................. $ 52,653 $ 9,229    $(8,826)     $ 53,056
                                           FISCAL YEAR ENDED APRIL 2,1995
                                     -------------------------------------------
                                      UNITED           ADJUSTMENTS/
                                      STATES   JAPAN   ELIMINATIONS CONSOLIDATED
                                     -------- -------  ------------ ------------
Total revenue....................... $ 50,965 $ 8,010    $(3,300)     $ 55,675
Income from operations.............. $  9,488 $  (655)   $   665      $  9,498
Identifiable assets................. $ 45,252 $ 9,006    $(9,177)     $ 45,081
                                        THREE-MONTH PERIOD ENDED JULY 6,1997
                                     -------------------------------------------
                                      UNITED           ADJUSTMENTS/
                                      STATES   JAPAN   ELIMINATIONS CONSOLIDATED
                                     -------- -------  ------------ ------------
Total revenue....................... $ 27,665 $   975    $  (435)     $ 28,205
Income from operations.............. $  2,494 $   117    $   (71)     $  2,540
Identifiable assets................. $ 84,466 $ 3,926    $(6,052)     $ 82,340

  Export sales, representing sales from the United States to customers in foreign countries, primarily in Asia and Europe, were approximately $54.4 million, $34.5 million, $24.5 million and $11.5 million of total United States revenue for Fiscal 1997, 1996, 1995 and the first quarter of Fiscal 1998, respectively.

RESEARCH AND DEVELOPMENT AND ENGINEERING

  The process control metrology market is characterized by continuous technological development and product innovations. The Company believes that continued and timely development of new products and enhancements to existing products is necessary to maintain its competitive position. Accordingly, the Company devotes a significant portion of its personnel and financial resources to engineering, research and development programs. The Company's research, development and engineering staff is comprised of 62 persons (as of July 6, 1997), of which 32 hold advanced degrees. The Company seeks to maintain its close relationships with customers to make improvements in its products which respond to customers' needs. For example, the Opti-Probe 2600 system was developed in cooperation with one of the Company's major customers to address the need for a more capable thin film measurement system.

  The Company's ongoing engineering and research and development efforts can be classified into three categories: new products; feature enhancements (such as features to improve precision, speed and automation); and customer-driven product enhancements (such as new measurement recipes or algorithms). The Company has research and engineering staffs which work both in developing new products and features and in responding to the particular needs of customers.

  Engineering and research and development expenses were $13.1 million in Fiscal 1997, $10.1 million in Fiscal 1996, and $5.9 million in Fiscal 1995, or 12%, 13% and 11% of net revenues for those periods, respectively. The Company expects that engineering and research and development expenditures will continue to represent a substantial percentage of net revenues for the foreseeable future.

MANUFACTURING

  The Company's manufacturing strategy is to produce high-quality, cost effective systems and assemblies. The Company currently performs the majority of its system assembly activities in-house. In order to lower production costs in the future, the Company intends to perform only those manufacturing activities that add significant value or that require unique technology or specialized knowledge. In the future, the Company expects to rely increasingly on subcontractors and turnkey suppliers to fabricate components, build assemblies and perform other activities that can be undertaken more cost effectively than by the Company. The Company currently does not have any plans to reduce its production levels during the remainder of Fiscal 1998.

  The Company's principal manufacturing activities include assembly and test work, all of which are conducted at the Company's facility in Fremont, California. Assembly includes inspection, subassembly and final assembly. Test includes modular testing, system integration and final test. Components and subassemblies, such as lasers, robots and stages, are acquired from third party vendors and integrated into the Company's finished systems. While the Company uses standard components and subassemblies wherever possible, most mechanical parts, metal fabrications and critical components are engineered and manufactured to Company specifications. Certain of the components and subassemblies are obtained from a limited group of suppliers, and occasionally from a single source supplier. The Company has not entered into any formal agreements with such limited source suppliers, other than long-term purchase orders and, in some cases, volume pricing agreements. Those specific parts coming from a limited group of suppliers are monitored by management to ensure that adequate supplies are available to maintain manufacturing schedules and to reduce the Company's dependence on these suppliers, should supply lines for any of these parts be interrupted. The partial or complete loss of such suppliers could increase the Company's manufacturing costs or delay product shipments while the Company qualifies new suppliers and could also require the Company to redesign products, thereby having a material adverse effect on the Company's results of operations and customer relationships. Further, a significant increase in the price of one or more of the components supplied by such suppliers could adversely affect the Company's financial position and results of operations.

  The Company schedules production based upon firm customer commitments and anticipated orders during the planning cycle. The Company has structured its production process and facility to be driven by both orders and forecasts and has adopted a modular system architecture to increase assembly efficiency and test flexibility. The Company's cycle times for its products are currently three to four months. The Company believes that these cycle times will improve as the Company continues to place increased emphasis on manufacturing capability in its new product design.

  The Company conducts the assembly of certain optical components and final testing of its systems in clean-room environments where personnel are properly clothed. This procedure is intended to reduce the amount of particulates and other contaminants in the final assembled system and to test the Company's products against customers' acceptance criteria prior to shipment. Following the final test, the completed system is packaged within triple vacuum sealed bags to maintain a high level of cleanliness during shipment and installation. As part of the ongoing quality program, all machines are monitored by Therma-Wave during the installation process.

COMPETITION

  The market for semiconductor capital equipment is highly competitive. The Company faces substantial competition from established companies in each of the markets that it serves, some of which have greater financial, engineering, manufacturing and marketing resources than the Company. Significant competitive factors in the market for metrology systems include system performance, ease of use, reliability, return on investment to the customer, and technical service and support. The Company believes it competes favorably on the basis of these factors in each of the Company's served markets. The Company competes with both larger and smaller United States and Japanese companies in the markets it serves. European companies are generally not significant competitors in the Company's served markets.

  The Company's Therma-Probe system competes primarily with other metrology systems designed to measure ion implant dosage, particularly destructive four-point probe measurement systems including those manufactured by KLA-Tencor Instruments, Kokusai Electric Ltd. and Bio-Rad Semiconductor Systems. The Therma-Probe system is the semiconductor industry's predominant noncontact, nondestructive ion implant monitor for product wafers. Jenoptik has recently begun to manufacture and market its TWIN and TWIN SC systems, each of which nondestructively measures ion implant doses on product wafers using thermal wave technology. The Company has filed patent infringement suits against Jenoptik in both the U.S. and Germany alleging that manufacture by Jenoptik of these products infringes on several of the Company's patents. See " Legal Proceedings." To date, the introduction of these products by Jenoptik has not had a material impact on the Company's market position. The Company's Opti-Probe system primarily competes with thin film metrology systems manufactured by the Prometrix division of KLA-Tencor Instruments, Rudolph Technologies, Nanometrics and Dai Nippon Screen.

  KLA Corporation recently acquired a competitor of the Company, Tencor Corporation, to form KLA-Tencor Corporation. The Company expects that similar acquisitions and business combinations by competitors and potential competitors of the Company may continue in the future. Acquisitions by the Company's competitors and potential competitors could allow them to expand their product offerings, which could afford such competitors and potential competitors an advantage in meeting customers' demands. The greater resources, including financial and marketing and support resources, of competitors engaged in these acquisitions could permit them to accelerate the development and commercialization of new competitive products and the marketing of existing competitive products to their larger installed bases. Accordingly, such business combinations and acquisitions by competitors and potential competitors could have an adverse impact on both the Company's market share and the pricing of its products, which could have a material adverse effect on the Company's business and results of operations.

PATENTS AND PROPRIETARY RIGHTS

  The Company believes that the success of its business depends as much on the technical competence, creativity and marketing abilities of its employees, as on the protection derived from its patents and other proprietary rights. Nevertheless, the Company's success will depend, at least in part, on its ability to obtain and maintain patents and proprietary rights to protect its technology.

  The Company has a policy of seeking patents where appropriate on inventions concerning new products and improvements as part of its ongoing engineering, research and development activities. The Company has acquired a number of patents relating to its two key products, the Opti-Probe and Therma-Probe systems. The Company owns 24 U.S. patents with expiration dates ranging from 1999 to 2013 and has filed applications for two additional U.S. patents. In addition, the Company owns 45 foreign patents with expiration dates ranging from 1999 to 2013 and has filed applications for nine additional foreign patents.

  There can be no assurance that any of the Company's pending patent applications will be approved, that the Company will develop additional proprietary technology that is patentable, that any patents owned by or issued to the Company will provide the Company with competitive advantages or that these patents will not be challenged by any third parties. Furthermore, there can be no assurance that third parties will not design around the Company's patents. Any of the foregoing results could have a material adverse effect on the Company's business or financial condition.

  In addition to patent protection, the Company relies upon trade secret protection for its confidential and proprietary information and technology. The Company routinely enters into confidentiality agreements with its employees. However, there can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's confidential and proprietary information and technology will not be independently developed by or become otherwise known by third parties.

  The Company also owns seven U.S. trademark registrations and has filed applications for five trademark applications in the U.S. and for two in Japan as well as an intent to use trademark application for the U.S.

FACILITIES

  The Company's executive offices and manufacturing, engineering, research and development operations are located in a 102,000 square foot building in Fremont, California with approximately 800 square feet of Class 100 "clean rooms" for customer demonstrations and approximately 10,000 square feet of Class 1000 "clean rooms" for manufacturing. This facility is occupied under a lease expiring in 2006 at an aggregate annual rental expense of approximately $1.0 million. The Company has the option of extending this lease for another 15 years after 2006. In addition, the Company has a three-year option on a six-acre lot adjacent to its current facility. The Company owns substantially all of the equipment used in its facilities. The Company believes that its existing facilities and capital equipment are adequate to meet its current requirements and that suitable additional or substitute space is readily available as needed.

  The Company also leases sales and customer support offices in Arizona, California, Florida, Massachusetts, Texas, Japan, Korea, Taiwan and the United Kingdom.

EMPLOYEES

  As of July 6, 1997, the Company employed 378 persons, including 62 in engineering, research and development, 95 in manufacturing, 161 in customer support, 23 in sales and marketing and 37 in executive and administrative functions. Many of the Company's employees are highly-trained, holding advanced post-graduate degrees in science and engineering. None of the Company's employees are represented by a labor union or covered by a collective bargaining agreement. The Company considers its employee relations to be good. The Company has low employee turnover and has been able to attract and retain a highly talented group of managers, designers and engineers which has enabled it to continually improve its products and customer service and support.

LEGAL PROCEEDINGS

  On July 19, 1994, the Company filed a patent infringement suit against Jenoptik, a German company, in the U.S. District court for the Northern District of California. The Company alleges that the manufacture and sale by Jenoptik of Jenoptik's TWIN and TWIN SC systems infringe several of the Company's U.S. patents that are related to the Company's Therma-Probe ion implant metrology system. Jenoptik denies infringement and claims that the Company's patents are invalid and unenforceable. The trial is scheduled to begin in the middle of October 1997. Although the Company believes that it is likely to succeed in this lawsuit it is impossible to predict its outcome.

  On February 1, 1996, the Company filed another patent infringement suit against Jenoptik in the Patent Court in Dusseldorf, Germany. The Company alleges that the manufacture and sale by Jenoptik of Jenoptik's TWIN and TWIN SC systems infringes the Company's German counterpart to one of the Company's U.S. patents being asserted against Jenoptik in the U.S. lawsuit. A technical expert appointed by the Patent Court recently opined that Jenoptik is not infringing the Company's German patent. In addition, based upon a nullity action filed by Jenoptik, the Nullity Board of the Patent Court recently ruled that the Company's German patent is invalid. The Company plans to challenge both determinations. On average, the Company sells one Therma-Probe system per year to customers located in Germany.

  The technical expert's opinion that Jenoptik is not infringing the Company's German patent was based upon a claim limitation in the German patent that is not present in its U.S. counterpart. In order to infringe a patent claim, each of the limitations in the claim must be met. Because the Company's German patent contains a limitation that is not present in its U.S. counterpart, the U.S. patent could be infringed without the German patent also being infringed. Thus, the technical expert's opinion will not affect the U.S. District Court's determination of whether Jenoptik is infringing the Company's U.S. counterpart patent. Moreover, the U.S. lawsuit involves U.S. patents other than the U.S. counterpart patent.

  A material adverse effect on the Company's business or the Company's financial condition could occur if one or more of the Company's U.S. patents and the Company's German patent are found to be invalid or unenforceable and such a finding is upheld on appeal because such a finding might affect the Company's ability to exclude competitors, including Jenoptik, from making or selling competing products in these jurisdictions.

  In letters to the Company dated July 14, 1995 and October 31, 1996, Nanometrics, Inc. ("Nanometrics"), one of the Company's competitors, inquired as to whether the Company was interested in licensing the use of Nanometrics' U.S. Patent No. Re 34,783. This patent covers a method for measuring the reflectance of a specimen by comparing the measured intensity of reflected ultraviolet ("UV") radiation from an unknown sample with that of a known sample. After analyzing Nanometrics' patent, the Company has concluded that it does not infringe Nanometrics' patent and that the Nanometrics' patent is invalid. For these reasons, the Company believes that a license is not necessary. Nanometrics has neither accused the Company of patent infringement nor threatened a lawsuit against the Company.

  If the Company is found to infringe Nanometrics' patent, the Company believes that the patent could only cover those Opti-Probe devices to which the Company has recently added UV capability. Through September 1997, the Company has sold approximately 55 units of UV-equipped Opti-Probe system and did not sell any such systems prior to 1996. However, because of Nanometrics' willingness to license its patent and the relatively small number of Opti-Probe systems affected, the Company does not believe that any conflict with Nanometrics regarding its patent is likely to have a material adverse effect on the Company's business or the Company's financial condition.

  The Company is also involved in various legal proceedings from time to time arising in the ordinary course of business, none of which are expected to have a material adverse effect on the Company's business or financial condition.

ENVIRONMENTAL MATTERS

  The Company, like all manufacturing companies, is subject to various federal, state and local environmental statutory requirements. The Company believes that it is in material compliance with existing applicable environmental laws and regulation and has all necessary permits and licenses.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

  Executive officers, Directors and certain key employees of the Company are as follows:

          NAME           AGE                            POSITION
          ----           ---                            --------
Allan Rosencwaig........  56 Chairman of the Board, President, and Chief Executive Officer
Anthony W. Lin..........  46 Executive Vice President, Chief Financial Officer and Director
Charlotte Holland.......  38 Vice President, Finance and Administration
David Mak...............  39 Vice President, Manufacturing
Jon L. Opsal............  56 Vice President, Research and Development
James E. Rhoades........  53 Vice President, Sales
W. Lee Smith............  48 Vice President, Strategic Marketing
Donald J. Strand........  46 Vice President, Customer Service
David Willenborg........  47 Vice President, Marketing
G. Leonard Baker, Jr....  54 Director
David Dominik...........  40 Director
Adam W. Kirsch..........  36 Director

  The Company anticipates that two additional directors not otherwise affiliated with the Company or any of its significant stockholders will be appointed to the Board of Directors following the completion of the Offering.

  ALLAN ROSENCWAIG co-founded the Company in January 1982 and has served as its Chairman and Chief Executive Officer since that time. Prior to founding the Company, Dr. Rosencwaig was a Group Leader at the Lawrence Livermore National Laboratory from 1977 to 1982 and a Member of Technical Staff at AT&T Bell Laboratories from 1969 to 1977. Dr. Rosencwaig holds Bachelor of Science, Master of Science and Ph.D. degrees in Physics from the University of Toronto.

  ANTHONY W. LIN joined the Company in June 1985 and has held a variety of administrative positions since that time, including Corporate Controller, Director of Finance, Vice President, Finance and Administration and Vice President, Customer Support. Mr. Lin has served as a Director of the Company since the Recapitalization. Prior to joining the Company, Mr. Lin was Corporate Controller for MAD Intelligence Systems from 1984 to 1985, Accounting Manager at Altos Computer Systems from 1982 to 1984, Staff Accountant at Deloitte, Haskins & Sells from 1979 to 1982 and Senior Financial Analyst at Digital Equipment Corporation from 1976 to 1979. Mr. Lin holds a Bachelor of Science degree in Chemistry from National Taiwan University and a Master of Business Administration degree from Harvard University and is licensed by the State of California as a Certified Public Accountant.

  CHARLOTTE HOLLAND joined the Company in August 1990 and, since that time, has served as Director of Finance and Corporate Controller. Prior to joining the Company, Ms. Holland served as Field Service Controller, Assistant Corporate Controller and Financial Reporting Manager for Network Equipment Technologies, Inc., General Accounting Manager and Financial Reporting Manager for Convergent Technologies, Inc., Senior Accountant for Atari, Inc. and Senior Accountant for Peat, Marwick, Mitchell & Co. Ms. Holland holds a Bachelor of Science degree in Business Administration from San Jose State University and is licensed by the State of California as a Certified Public Accountant.

  DAVID MAK joined the Company in October 1992 and, since that time, has served as the Manufacturing Manager and Director of Manufacturing. Prior to joining the Company, Mr. Mak served in a variety of positions at Tencor Instruments, including Manufacturing Engineering Manager, Mechanical Design Engineering Manager, and Project Manager. Mr. Mak also served as Senior Mechanical Engineer for Priam Corp., Advisory Engineer for Optimem, and Product Engineer for Memorex Corp. Mr. Mak holds a Bachelor of Science degree in Mechanical Engineering from the Polytechnic Institute of New York.

  JON L. OPSAL joined the Company in September 1982 and has served in several research and management positions since that time, including Senior Scientist, Manager of Analytical Software, Manager of the Physics Department, Manager of Research and Development and Director of Research and Development. Prior to joining the Company, Dr. Opsal was an engineer at the Lawrence Livermore National Laboratory from 1978 to 1982 and a Research Associate and Assistant Professor at Michigan State University from 1974 to 1978. Dr. Opsal holds a Bachelor of Arts degree in Physics and Mathematics from Eastern Washington University and Master of Science and Ph.D. degrees in Physics from Michigan State University.

  JAMES E. RHOADES joined the Company in 1992 and, prior to holding his current position as Vice President, Sales, served as the International Sales Manager and Director of International Sales. Prior to joining the Company, Mr. Rhoades served as the Director of International Sales for Silicon Valley Group, a manufacturer of automated wafer processing equipment, since 1990. Mr. Rhoades holds a Bachelor of Science degree in Business Administration from San Jose State University and a Master of Arts degree in International Commerce and Finance from the American Institute of Foreign Trade.

  W. LEE SMITH joined the Company in March 1983 and, since that time, has served as its Research Group Leader, Applications Manager, Director of Applications, Vice President, Product Development and Vice President, Marketing. From 1976 to 1983, Dr. Smith was a Physicist and Nonlinear Optics Group Leader at the Lawrence Livermore National Laboratory. Dr. Smith holds a Bachelor of Science degree in Physics from North Carolina State University and a Ph.D. in Physics from Harvard University.

  DONALD J. STRAND joined the Company in July 1996. Prior to joining the Company, Mr. Strand served as the Director of Customer Service for Watkins-Johnson Company, Director of Western Regional Sales for Ulvac Technology, Manager of Field Operations for the Ion Implant Division of Applied Materials, Product Marketing Manager for Varian Associates and Director of Customer Service for the Ion Implant Division of Eaton Corporation. Mr. Strand served in the United States Air Force and holds an Associate of Science degree in Electrical Engineering from Brown Institute.

  DAVID WILLENBORG co-founded the Company with Dr. Rosencwaig in January 1982 and, since that time, has served as Director of Engineering, Vice President, Engineering and Vice President, Technology. Prior to founding the Company, Mr. Willenborg was an engineer at the Lawrence Livermore National Laboratory from 1975 to 1982 and at McDonnell-Douglas Aerospace from 1972 to 1973. Mr. Willenborg holds Bachelor of Science and Master of Science degrees in Electrical Engineering from the University of Illinois.

  G. LEONARD BAKER, JR. has served as a Director of the Company since the Recapitalization. Mr. Baker has been a General Partner of Sutter Hill Ventures since 1974. Mr. Baker joined Sutter Hill Ventures in 1973, and, prior to that time, was Manager of Product Planning for Europe, Africa and India at Cummins Engine Company, where he also held various manufacturing positions. He serves on the board of several companies primarily in the high-technology area.

  DAVID DOMINIK has served as a Director of the Company since the Recapitalization. Mr. Dominik has been a General Partner of Information Partners, L.P. since January 1990 and Managing Director of Information Partners, Inc. since June 1993. In addition, Mr. Dominik has been a Managing Director of Bain Capital since May 1993. Mr. Dominik also serves as a director of Oasis Healthcare Inc. and several privately held companies.

  ADAM W. KIRSCH has served as a Director of the Company since the Recapitalization. Mr. Kirsch has been a Managing Director of Bain Capital since May 1993 and a general partner of Bain Venture Capital since 1990. Mr. Kirsch joined Bain Venture Capital in 1985 as an associate, and, prior to joining Bain Venture Capital, Mr. Kirsch was a consultant at Bain & Company where he worked in mergers and acquisitions. He serves on the board of several companies including Brookstone, Inc., Dade International Inc. and Wesley Jessen VisionCare, Inc.

  At present, all Directors are elected and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. All members of the Board of Directors set forth herein were elected pursuant to a stockholders agreement that was entered into in connection with the Recapitalization. See "Certain Relationships and Related Transactions." There are no family relationships between any of the Directors or executive officers of the Company. Executive officers of the Company are elected by and serve at the discretion of the Board of Directors.

  Prior to the completion of the Offering, the Board will be divided into three classes, as nearly equal in number as possible, with each Director serving a three-year term and one class being elected at each year's annual meeting of stockholders. The two additional directors anticipated to be appointed by the Board will be in the class of directors whose term expires at the 1998 annual meeting of the Company's stockholders. Messrs. Lin and Dominik will be in the class of directors whose term expires at the 1999 annual meeting of the Company's stockholders. Messrs. Rosencwaig, Kirsch and Baker will be in the class of directors whose term expires at the 2000 annual meeting of the Company's stockholders. At each annual meeting of the Company's stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their respective successors are elected and qualified.

COMPENSATION OF EXECUTIVE OFFICERS

  The following table sets forth information concerning the compensation for Fiscal 1997 for the Chief Executive Officer and the four other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"). The Company did not grant any stock options in Fiscal 1997 and did not have any options outstanding at the end of Fiscal 1997.

                           SUMMARY COMPENSATION TABLE

                                                                        LONG-TERM
                                   ANNUAL COMPENSATION                 COMPENSATION
                         ------------------------------------------- ----------------
                                                    OTHER ANNUAL        ALL OTHER
NAME AND POSITION        SALARY ($) BONUS ($)    COMPENSATION ($)(1) COMPENSATION ($)
-----------------        ---------- ---------    ------------------- ----------------
Allan Rosencwaig .......  $332,846  $243,989(2)          --               $4,446(3)
 Chairman, President and
  Chief Executive
  Officer
Anthony W. Lin .........   211,460    84,760(2)          --                  --
 Executive Vice
  President and Chief
  Financial Officer
Jon L. Opsal ...........   168,184    56,637(2)          --                  --
 Vice President,
  Research and
  Development
W. Lee Smith ...........   135,442    94,399(4)          --                  --
 Vice President,
  Strategic Marketing
David Willenborg .......   154,479    50,778(2)          --                  --
 Vice President,
  Marketing

--------
(1) None of the perquisites and other benefits paid to each Named Executive Officer exceeded the lesser of $50,000 or 10% of the total annual salary and bonus received by each Named Executive Officer.
(2) Reflects bonuses paid to Messrs. Rosencwaig, Lin, Opsal and Willenborg in Fiscal 1998 as a result of the Company achieving certain performance targets in Fiscal 1997.
(3)  Reflects insurance premiums paid by the Company on behalf of Dr.
     Rosencwaig.
(4)  Reflects sales commissions earned by Mr. Smith during Fiscal 1997.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company currently does not have a compensation committee. The compensation arrangements for each of its executive officers following the Recapitalization was established pursuant to the terms of the respective employment agreements between the Company and each executive officer. The terms of the employment agreements were established pursuant to arms-length negotiations between representatives of Bain Capital and each executive officer. On a going forward basis, any changes in the compensation arrangements of the executive officers of the Company will be determined by the Board of Directors, which is controlled by the Bain Capital Funds.

COMMITTEES OF THE BOARD OF DIRECTORS

  Prior to the Offering, the Board of Directors of the Company (the "Board of Directors" or the "Board") had no formal committees. Immediately prior to the completion of the Offering, the Board of Directors will establish two committees: (i) an Audit Committee and (ii) a Compensation Committee.

  The Audit Committee will make recommendations to the Board of Directors regarding the independent auditors to be nominated for election by the stockholders and will review the independence of such auditors, approve the scope of the annual audit activities of the independent auditors, approve the audit fee payable to the independent auditors and review such audit results. The Audit Committee is expected to be comprised of a majority of Directors not otherwise affiliated with the Company or its stockholders. Ernst & Young LLP presently serves as the independent auditors of the Company.

  The duties of the Compensation Committee will be to provide a general new review of the Company's compensation and benefit plans to ensure that they meet corporate objectives. In addition, the Compensation Committee will review the Chief Executive Officer's recommendations on (i) compensation of all officers of the Company and (ii) adopting and changing major Company compensation policies and practices, and report its recommendations to the whole Board of Directors for approval and authorization. The Compensation Committee will administer the Company's Stock Plans and is expected to be comprised of at least two non-employee Directors (as defined in Rule 16b-3 under the Exchange
Act). The Board may also establish other committees to assist in the discharge of its responsibilities.

EMPLOYMENT AGREEMENTS

  In connection with the Recapitalization, the Company entered into an employment agreement with Allan Rosencwaig (the "Employment Agreement"). The Employment Agreement provides that Dr. Rosencwaig will serve as the Chairman of the Board, President and Chief Executive Officer for a period that will end on the fifth anniversary of the consummation of the Recapitalization (the "Employment Period"); provided that the Employment Period will automatically terminate upon Dr. Rosencwaig's resignation, death or disability or termination for Good Reason (as defined therein), or upon termination by the Company, with or without Cause (as defined therein). Under the Employment Agreement, Dr. Rosencwaig will receive: (i) an annual base salary of at least $400,000 (subject to annual review by the Board and certain annual increases beginning in 1998); (ii) an annual bonus based upon the achievement by the Company of certain operating targets and the attainment of certain individual goals by Dr. Rosencwaig, each to be determined by the Board on an annual basis; and (iii) certain fringe benefits. In addition, Dr. Rosencwaig is also entitled to receive a deferred payment in the event the Company achieves certain operating results. See "-- Stock Plans." If the Employment Period is terminated by the Company without Cause, by Dr. Rosencwaig for Good Reason or as a result of his disability, Dr. Rosencwaig will be entitled to receive his base salary, bonus (equal to 50% of base salary) and fringe benefits for 30 months following such termination. If the Employment Period is terminated by the Company for Cause or if Dr. Rosencwaig resigns without Good Reason, Dr. Rosencwaig will be entitled to receive his base salary through the date of termination. Under the Employment Agreement,

Dr. Rosencwaig has agreed not to: (i) compete with the Company during the period in which he is employed by the Company; (ii) disclose any confidential information during the period in which he is employed by the Company and for five years thereafter; (iii) solicit any customer, supplier, licensee, licensor, franchisee or other business relation of the Company while he is employed by the Company and for a period of 30 months thereafter; and (iv) solicit or hire any management employee of the Company for a period of 30 months following the date of termination. In addition, Dr. Rosencwaig has agreed to disclose to the Company any and all Inventions (as defined in such employment agreement) relating to Company's business conceived or learned by him during his employment with the Company and acknowledge that such Inventions will be the property of the Company.

  In connection with the Recapitalization, the Company also entered into substantially similar employment agreements (the "Executive Employment Agreements") with Messrs. Willenborg, Smith, Opsal and Lin (collectively, the "Executives"). Each of the employment agreements provide that such Executive will serve with the Company in his current position for a period that will end on the fifth anniversary of the consummation of the Recapitalization (the "Executive Employment Period"); provided that the Executive Employment Period will automatically terminate upon such Executive's resignation, death or disability or termination for Good Reason (as defined therein), or upon termination by the Company, with or without Cause (as defined therein). Under the Executive Employment Agreements, Messrs. Willenborg, Smith, Opsal and Lin will receive (i) an annual base salary of $168,480; $143,859; $197,077; and $243,023, respectively (subject to review by the Board and the President or Chief Executive Officer); (ii) an annual bonus based upon the achievement by the Company of certain operating targets and the attainment of certain individual goals by such Executive, each to be determined by the Board and the Company's President or Chief Executive Officer on an annual basis; and (iii) certain fringe benefits. In addition, each Executive is also entitled to receive a deferred payment in the event the Company achieves certain operating results. See "-- Stock Plans." If the Executive Employment Period is terminated by the Company without Cause, by such Executive for Good Reason or as a result of his disability, each Executive will be entitled to receive his base salary, bonus (equal to 30% to 36% of base salary) and fringe benefits for 15 months following such termination. If the Executive Employment Period is terminated by the Company for Cause or if such Executive resigns without Good Reason, such Executive will be entitled to receive his base salary through the date of termination. Under the Executive Employment Agreements, each Executive has agreed not to: (i) compete with the Company during the period in which he is employed by the Company; (ii) disclose any confidential information during the period in which he is employed by the Company and for all times thereafter;
(iii) solicit any customer, supplier, licensee, licensor, franchisee or other business relation of the Company while he is employed by the Company and for 39 months thereafter; and (iv) solicit or hire any management employee of the Company for a period of five years following the date of termination. In addition, each Executive has agreed to disclose to the Company any and all Inventions (as defined in such employment agreement) relating to the Company's business conceived or learned by him during his employment with the Company and acknowledge that such Inventions will be the property of the Company.

COMPENSATION OF DIRECTORS

  Following the Recapitalization, Directors serving on the Board of Directors will not be entitled to receive any compensation for serving on the Board. Directors are reimbursed for their out-of-pocket expenses incurred in connection with such services.

STOCK PLANS

 1997 Stock Purchase and Option Plan

  In connection with the Recapitalization, the Board of Directors adopted the Therma-Wave, Inc. 1997 Stock Purchase and Option Plan (the "1997 Stock Plan"), which authorizes the granting of stock options and the sale of Class A Common or Class B Common to current or future employees, directors, consultants or advisors of the Company or its subsidiaries. Under the 1997 Stock Plan, the Board is authorized to sell or otherwise issue any class or classes of Common Stock at any time prior to the termination of the 1997 Stock Plan in such quantity, at such price, on such terms and subject to such conditions as established by the Board up to an aggregate of 3,000,000 shares of Class A Common and 3,000,000 shares of Class B Common (including shares of Common Stock with respect to which options may be granted), subject to adjustment upon the occurrence of certain events to prevent any dilution or expansion of the rights of participants that might otherwise result from the occurrence of such events. Options to purchase an aggregate of 1,128,749 shares of Class B Common were granted under the 1997 Stock Plan in connection with the Recapitalization. In July 1997, the Company sold an aggregate of 215,001 shares of Class B Common, which are subject to quarterly vesting over a five-year period, and granted options to purchase an aggregate of 215,001 shares of Class B Common under the 1997 Stock Plan to certain members of management.

  Each of the Management Investors entered into a Stock Agreement, which provided for the sale of the Class L Common, Class A Common and Class B Common and established the terms of the options granted pursuant to the 1997 Stock Plan. Pursuant to the Stock Agreements, the Company: (i) sold shares of Class L Common and Class A Common at the same price per share as paid by the Bain Capital Funds (the "Rollover Stock"); (ii) sold shares of Class B Common at the same price as paid by the Bain Capital Funds, which are subject to quarterly vesting over a five year period (5% per quarter) (the "Time Vesting Stock"); and (iii) granted options to acquire shares of Class B Common, which were divided into five equal branches with the exercise prices of $8.93, $10.68, $12.43, $14.18 and $15.89 per share. The aggregate exercise price of the options granted under the Stock Agreements was approximately $16.7 million. The options granted under the Stock Agreements were immediately exercisable. The shares of Class B Common issuable upon the exercise of such options will vest (regardless of whether the option has been exercised) on the fifth anniversary of their date of grant provided that the Management Investor has been continuously employed by the Company during such period (the "Option Shares"). In addition, some or all of such shares of Class B Common are subject to earlier vesting upon certain events, including all of such shares vesting immediately on a sale of the Company.

  Pursuant to the terms of the Stock Agreement, each Management Investor is entitled to pay the exercise price for his options through the issuance of a promissory note to the Company. The promissory note will be full recourse and will be repayable upon the earliest of: (i) the consummation of a sale of the Company; (ii) the later of (a) the fifth anniversary of its date and (b) the date which is two weeks after the effectiveness of a registration statement filed under the Securities Act as a result of the exercise of demand registration rights granted to the Management Investors; (iii) the termination of the Management Investor's employment with the Company; (iv) the tenth anniversary of its date; and (v) the date such Management Investor violates the non-competition provision of his employment. The promissory note will bear interest at the lesser of: (i) the applicable federal rate at such time or (ii) the highest rate permitted by applicable law, and will be payable at such time as the principal under the note is due. The Management Investor is required to prepay the promissory note upon the receipt of: (i) any cash dividends on the Option Shares; (ii) any proceeds from the transfer of the Option Shares; and
(iii) any deferred payments under such Management Investor's employment agreement. The indebtedness evidenced by the promissory note will be secured by a pledge of all the shares of Common Stock purchased with the proceeds of the loan. Under the terms of their respective employment agreements, each of the Management Investors is entitled to receive a deferred payment in an amount that is sufficient to repay the outstanding principal of such promissory note if the Company achieves certain operating results.

  The following table summarizes the shares of capital stock that were purchased by the Named Executive Officers under the Stock Agreements:

                     NO. OF SHARES PURCHASED
                     -----------------------
                     CLASS A CLASS B CLASS L     AGGREGATE          NO. OF
NAME                 COMMON  COMMON  COMMON  PURCHASE PRICE (1) OPTIONS GRANTED
----                 ------- ------- ------- ------------------ ---------------
Allan Rosencwaig.... 993,279 671,875 110,364     $2,497,608         671,875
Anthony W. Lin......  40,588 127,656   4,510        125,611         127,656
Jon L. Opsal........  23,427 127,656   2,603         85,183         127,656
W. Lee Smith........  40,738 100,781   4,526        119,636         100,781
David Willenborg.... 128,299 100,781  14,255        325,890         100,781

--------
(1) Substantially all of the purchase price for such shares was funded by cash payments received by each Named Executive Officer from Toray in satisfaction of Toray's obligations under the Stock Repurchase Agreement (as defined herein). See "Certain Relationships and Related
     Transactions Stock Repurchase Agreement."

  In addition, the Stock Agreements granted the Company and the Bain Capital Funds (in the event that the Company does not elect to exercise such option) the right upon certain conditions to repurchase the shares of Class L Common, Class A Common and Class B Common (including shares received upon the exercise of options) held by a Management Investor in the event that the Management Investor ceases to be employed by the Company. The shares that are subject to such repurchase option and the repurchase price (either fair market value or original cost) are dependent upon the circumstances under which such Management Investor's employment was terminated. In general, if the Management Investor is terminated by the Company with "cause" or the Management Investor resigns (other than for "good reason"): (i) the unvested Option Shares are subject to repurchase at a price per share equal to their original cost; (ii) the unvested Time Vesting Stock will be subject to repurchase at a price per share equal to the lesser of fair market value or their original cost; (iii) the vested Option Shares are subject to repurchase at a price per share equal to fair market value; and (iv) the vested Time Vesting Stock and the Rollover Stock will be subject to repurchase at a price per share equal to fair market value, provided that if the Company completes a public offering prior to such Management Investor's termination, the Rollover Stock, the vested Time Vesting Stock and the vested Option Shares are not subject to repurchase. If the Management Investor is terminated without "cause" or the Management Investor resigns for "good reason": (i) the unvested Option Shares and the unvested Time Vesting Shares will be subject to repurchase at a price per share equal to their original cost; (ii) the vested Option Shares and the vested Time Vesting Stock will be subject to repurchase at a price per share equal to the greater of fair market value or their original cost; and (iii) the Rollover Stock will not be subject to repurchase. The Stock Agreements also: (i) restrict the transfer of the Management Investors' securities, subject to certain exceptions; (ii) grant each Management Investor certain participation rights in connection with certain transfers made by the Bain Capital Funds; and (iii) require each Management Investor to consent to a sale of the Company approved by holders representing a majority of the shares of Common Stock held by the Bain Capital Funds.

 1997 Equity Incentive Plan

  The Board of Directors and the stockholders expect to adopt the Therma-Wave, Inc. 1997 Equity Incentive Plan within the next two weeks. The New Incentive Plan will authorize the granting of stock options to those current and future employees or any of its subsidiaries (other than persons who received options under the 1997 Stock Plan) as may be selected by the Board of Directors in its sole discretion (or a committee of the Board if the Board has delegated administration of the New Incentive Plan to such a committee). The New Incentive Plan will authorize the granting of stock options up to an aggregate of 638,460 shares of Common Stock, subject to certain adjustments reflecting changes in the Company's capitalization. The price payable upon the exercise of each option granted under the New Incentive Plan as well as the terms under which the options may be exercised will be determined by the Board or committee, as the case may be, in its sole discretion at the time of grant.

  Upon the adoption of the New Incentive Plan, the Board is expected to grant options to purchase an aggregate of 383,076 shares of Common Stock. Such options are expected to vest and become exercisable in four equal installments beginning on the first anniversary of the Company's initial public offering and continuing thereafter on an annual basis. Unvested options will terminate in the event that the optionee ceases to be employed with the Company and vested but unexercised options will terminate immediately if the optionee is terminated for cause or after 30 days if the optionee ceases to be employed by the Company for any other reason (180 days in the case of death or permanent disability). All of such options expected to be granted under the New Incentive Plan will have an exercise price equal to the fair market value of the Common Stock on the date of grant.

EMPLOYEE STOCK PURCHASE PLAN

  The Therma-Wave, Inc. Employee Stock Purchase Plan (the "Stock Purchase Plan") will be adopted by the Board and stockholders prior to the consummation of the Offering. The Stock Purchase Plan will be established to give employees desiring to do so a convenient means of purchasing shares of Common Stock through payroll deductions. The Stock Purchase Plan provides an incentive to participate by permitting purchases at a discounted price. The Company believes that ownership of stock by employees will foster greater employee interest in the success, growth and development of the Company.

  Subject to certain restrictions, each employee of the Company is eligible to participate in the Stock Purchase Plan if he or she has been employed by the Company for more than six months. Participation is discretionary with each
eligible employee. The Company has reserved         shares of Common Stock for
issuance in connection with the Stock Purchase Plan. Each eligible employee is
entitled to purchase a maximum of      shares per year. Elections to
participate and purchases of stock will be made on a quarterly basis. Each participating employee contributes to the Stock Purchase Plan by choosing a payroll deduction in any specified amount. A participating employee may increase or decrease the amount of such employee's payroll deduction, including a change to a zero deduction as of the beginning of any calendar quarter. Elected contributions will be credited to participants' accounts at the end of each calendar quarter. In addition, employees may make lump sum contributions at the end of the year to enable them to purchase the maximum number of shares available for purchase during the plan year.

  Each participating employee's contributions are used to purchase shares for the employee's share account within 15 days after the last day of each calendar quarter. The cost per share is 85% of the lower of the closing price of the Company's Common Stock on the Nasdaq National Market on the first or the last day of the calendar quarter. The number of shares purchased on each employee's behalf and deposited in his/her share account is based on the amount accumulated in such participant's cash account and the purchase price for shares with respect to any calendar quarter. Shares purchased under the Stock Purchase Plan carry full rights to receive dividends declared from time to time. Under the Stock Purchase Plan any dividends attributable to shares in the employee's share account are automatically used to purchase additional shares for such employee's share account. Share distributions and share splits are credited to the participating employee's share account as of the record date and effective date, respectively. A participating employee has full ownership of all shares in his/her share account and may withdraw them for sale or otherwise by written request to the Committee following the close of each calendar quarter. Subject to applicable federal securities and tax laws, the Board of Directors has the right to amend or to terminate the Stock Purchase Plan. Amendments to the Stock Purchase Plan will not affect a participating employee's right to the benefit of the contributions made by such employee prior to the date of any such amendment. In the event the Stock Purchase Plan is terminated, the Committee is required to distribute all shares held in each participating employee's share account plus an amount of cash equal to the balance in each participating employee's cash account.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company as of September 30, 1997 by: (i) each person or entity known to the Company to own more than 5% of any class of outstanding voting securities of the Company and (ii) each Director of the Company, each Named Executive Officer and all of the Company's Directors and executive officers as a group. All of the outstanding shares of Class A Common, Class B Common and Class L Common will be reclassified into shares of Common Stock in the Reclassification. The actual number of shares of Common Stock to be issued to each holder of Class L Common in the Reclassification is subject to change based upon changes in the initial public offering price and the completion date of the Offering. See "The Reclassification." To the knowledge of the Company, each of such stockholders has sole voting and investment power as to the shares shown unless otherwise noted. Beneficial ownership of the securities listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act.

                                                                SHARES BENEFICIALLY OWNED
                                   -----------------------------------------------------------------------------------
                                         CLASS A              CLASS B              CLASS L
                                       COMMON STOCK         COMMON STOCK         COMMON STOCK       PREFERRED STOCK
                                   -------------------- -------------------- -------------------- --------------------
                                    NUMBER   PERCENTAGE  NUMBER   PERCENTAGE  NUMBER   PERCENTAGE  NUMBER   PERCENTAGE
NAME AND ADDRESS                   OF SHARES  OF CLASS  OF SHARES  OF CLASS  OF SHARES  OF CLASS  OF SHARES  OF CLASS
----------------                   --------- ---------- --------- ---------- --------- ---------- --------- ----------
PRINCIPAL STOCKHOLDERS:
Bain Capital Funds (1)...........  5,536,948    61.0%         --      -- %    615,217     61.0%        --       -- %
 c/o Bain Capital, Inc.
 Two Copley Place
 Boston, Massachusetts 02116
Sutter Hill Ventures (2).........  1,642,382    18.1          --      --      182,487     18.1         --       --
 755 Page Mill Road
 Palo Alto, California 94304
Toray Industries, Inc. (3).......    996,913    11.0          --      --       45,363      4.5     588,653     78.6
 8-1, Mihama 1-chome
 Urayasu, Chiba 279, Japan
Shimadzu Corporation (4).........    271,112     3.0          --      --       12,336      1.2     160,085     21.4
 1, Nishinokyo-Kuwabaracho
 Nakagyo-ku, Kyoto 604, Japan
DIRECTORS AND EXECUTIVE OFFICERS:
Allan Rosencwaig (5).............    993,279    10.9    1,343,750    50.0     110,364     10.9         --       --
Anthony W. Lin (6)...............     40,588       *      255,312     9.5       4,510        *         --       --
Jon L. Opsal (7).................     23,427       *      255,312     9.5       2,603        *         --       --
W. Lee Smith (8).................     40,738       *      201,562     7.5       4,526        *         --       --
David Willenborg (9).............    128,299     1.4      201,562     7.5      14,255      1.4         --       --
G. Leonard Baker, Jr. (10).......  1,642,382    18.1          --      --      182,487     18.1         --       --
David Dominik (11)...............  5,536,948    61.0          --      --      615,217     61.0         --       --
Adam W. Kirsch (11)..............  5,536,948    61.0          --      --      615,217     61.0         --       --
All Directors and executive
 officers
 as a group (8 persons)..........  8,405,650    93.0    2,687,500    84.0     933,960     92.4         --       --

--------
  *  Less than one percent.

 (1) Includes: 1,084,115 shares of Class A Common and 120,457 shares of Class L Common held by Bain Capital Fund V, L.P. ("Fund V"); 2,823,028 shares of Class A Common and 313,670 shares of Class L Common held by Bain Capital Fund V-B, L.P. ("Fund V-B"); 648,340 shares of Class A Common and 49,155 shares of Class L Common held by BCIP Associates ("BCIP"); and 981,466 shares of Class A Common and 131,935 shares of Class L Common held by BCIP Trust Associates, L.P. ("BCIP Trust" and Fund V, Fund V-B and BCIP have been defined herein as the "Bain Capital Funds").

 (2) Also includes shares held by certain affiliates and related parties of Sutter Hill.

 (3) The 996,913 shares of Class A Common included in the table represent: (i) 408,260 shares of Class A Common; and (ii) 588,653 shares of Preferred Stock, which are immediately convertible into an equal number of shares of Class A Common at the option of the holder thereof. A portion of each class of the listed shares are held by Toray Industries (America), Inc., a wholly owned subsidiary of Toray.

 (4) The 271,112 shares of Class A Common included in the table represent: (i) 111,027 shares of Class A Common; and (ii) 160,085 shares of Preferred Stock, which are immediately convertible into an equal number of shares of Class A Common at the option of the holder thereof.

 (5)  The 1,343,750 shares of Class B Common included in the table represent:
      (i) 671,875 shares of Class B Common, which are subject to vesting; and
      (ii) 671,875 shares of Class B Common that can be acquired upon the exercise of outstanding options. The address of Dr. Rosencwaig is c/o Therma-Wave, Inc., 1250 Reliance Way, Fremont, California 94539.

 (6) The 255,312 shares of Class B Common included in the table represent: (i) 127,656 shares of Class B Common, which are subject to vesting; and (ii) 127,656 shares of Class B Common that can be acquired upon the exercise of outstanding options.

 (7) The 255,312 shares of Class B Common included in the table represent: (i) 127,656 shares of Class B Common, which are subject to vesting; and (ii) 127,656 shares of Class B Common that can be acquired upon the exercise of outstanding options.

 (8) The 201,562 shares of Class B Common included in the table represent: (i) 100,781 shares of Class B Common, which are subject to vesting; and (ii) 100,781 shares of Class B Common that can be acquired upon the exercise of outstanding options.

 (9) The 201,562 shares of Class B Common included in the table represent: (i) 100,781 shares of Class B Common, which are subject to vesting; and (ii) 100,781 shares of Class B Common that can be acquired upon the exercise of outstanding options.

(10) Mr. Baker is a General Partner of Sutter Hill. As a result, the shares of Class A Common and Class L Common acquired by Sutter Hill may be deemed to be beneficially owned by Mr. Baker, who disclaims beneficial ownership of any such shares in which he will not have a pecuniary interest. The address of Mr. Baker is c/o Sutter Hill Ventures, 755 Page Mill Road, Palo Alto, California 94304.

(11) Messrs. Dominik and Kirsch are each Managing Directors of Bain Capital and limited partners of Bain Capital Partners V, L.P., the sole general partner of Fund V and Fund V-B. Accordingly, Messrs. Dominik and Kirsch may be deemed to beneficially own shares owned by Fund V and Fund V-B. Messrs. Dominik and Kirsch are each general partners of BCIP and BCIP Trust and, accordingly, may be deemed to beneficially own shares owned by such funds. Each such person disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address of such persons is c/o Bain Capital, Inc., Two Copley Place, Boston, Massachusetts 02116.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

LOANS TO EXECUTIVE OFFICERS

  In connection with the Recapitalization, the Company made loans, in aggregate principal amount of $303,344, to certain executive officers of the Company in connection with their purchase of shares of capital stock under the Stock Agreements. These loans are secured by a pledge of the shares of Common Stock owned by such executive officers and bear interest at a rate equal to the applicable federal rate at the time of the Recapitalization. The loans are payable upon a sale of the Company or earlier under certain circumstances. The following executive officers received the following aggregate amount of loans:
Allan Rosencwaig, Chairman, President and Chief Executive Officer, $151,172; Anthony W. Lin, Executive Vice President and Chief Financial Officer, $28,723; Jon L. Opsal, Vice President, $28,723; W. Lee Smith, Vice President, $22,676; and David Willenborg, Vice President, $22,676. In addition, the Company made loans to such executive officers to pay certain tax liabilities associated with the distribution from Toray in the following amounts: Allan Rosencwaig- $874,000; Anthony W. Lin-$35,663; Jon L. Opsal-$20,583; W. Lee Smith-$35,790;
and David Willenborg-$112,723. Such loans do not bear interest and mature upon the consummation of an "Approved Sale" of Company, which is defined in the Stock Agreements to include a sale of all or substantially all of the Company's assets determined on a consolidated basis or a sale of all of the Company's capital stock to a independent third party or group of independent third parties, which has been approved by the holders of a majority of the shares of Common Stock held by the Bain Group (as defined in the Stock Agreements to include the Bain Capital Funds and Randolph Street Partners). Each loan must be prepaid in the event that such executive officer receives: (i) any cash dividends or distributions on the Rollover Stock or (ii) any proceeds from the transfer of the Rollover Stock. The loans are secured by a pledge of the Rollover Stock. Furthermore, the Company agreed to loan to each holder of options granted in connection with the Recapitalization the exercise price therefor upon exercise of such options. See "Management--Stock Plans."

ADVISORY AGREEMENT

  In connection with the Recapitalization, the Company entered into an Advisory Agreement with Bain Capital pursuant to which Bain Capital agreed to provide:
(i) general executive and management services; (ii) identification, support, negotiation and analysis of acquisitions and dispositions; (iii) support, negotiation and analysis of financial alternatives; (iv) finance, marketing and human resource functions; and (v) other services agreed upon by the Company and Bain Capital. In exchange for such services, Bain Capital receives: (i) an annual management fee of $1.0 million, plus reasonable out-of-pocket expenses (payable quarterly); and (ii) a transaction fee in connection with the consummation of each additional acquisition by the Company of an additional business in an amount equal to 1% of the aggregate transaction value. In connection with the Recapitalization, Bain Capital received a transaction fee of $1.8 million. The Advisory Agreement has an initial term of ten years, subject to automatic one-year extensions unless the Company or Bain Capital provides written notice of termination.

STOCKHOLDERS AGREEMENT

  In connection with the Recapitalization, the Company, the Bain Capital Funds (together with certain of their designees that execute a counterpart to such agreement, including Randolph Street Partners (the "Bain Group")), Sutter Hill and the Existing Stockholders entered into a stockholders agreement (the "Stockholders Agreement"). The Stockholders Agreement: (i) requires that each of the parties thereto vote all of his voting securities and to take all other necessary or desirable actions to cause the size of the Board of Directors to be established at five members and to cause three designees of the Bain Capital Funds to be elected to the Board of Directors; (ii) grants the Company, the Bain Group and Sutter Hill a right of first refusal on any proposed transfer of shares held by the Existing Stockholders; (iii) grants the Existing Stockholders certain participation rights in connection with certain transfers made by the Bain Group; and (iv) requires the Existing Stockholders to consent to a sale of the Company to an independent third party if such sale is approved by holders representing a majority of the shares held by the Bain Group (an "Approved Sale"). In addition, the Company agreed not to issue, sell or otherwise transfer for consideration to any member of the Bain Group or Sutter Hill or any affiliates thereof at any time prior to a registered initial public offering, any shares of Common Stock (or securities convertible into or otherwise exercisable or exchangeable for Common Stock or securities containing any profit participation features or options) unless each of the Existing Stockholders is given the opportunity to subscribe for and purchase their pro rata portion of such additional shares at the same price and on the same terms. All of the foregoing provisions of the Stockholders Agreement (other than those described in items
(ii) and (iii)) will terminate upon the consummation of an initial public offering registered under the Securities Act (a "Public Offering"). The provisions described in items (ii) and (iii) will terminate upon the earlier of: (i) the date the shares subject to such provision are transferred in a public sale; (ii) the consummation of an Approved Sale; or (iii) the consummation of a Public Offering.

INTERESTS OF CERTAIN EXPERTS

  Randolph Street Partners purchased 84,906 shares of Class A Common and 9,434 shares of Class L Common in the Recapitalization. In connection therewith, Randolph Street Partners entered into the Stockholders Agreement and is considered part of the Bain Group under the Stock Agreements and the Registration Agreement. Certain partners of Kirkland & Ellis are partners in Randolph Street Partners. Kirkland & Ellis has provided legal services to the Company and Bain Capital from time to time and expects to continue to do so in the foreseeable future.

STOCK REPURCHASE AGREEMENT

  In connection with the Existing Stockholders' acquisition of the Company in October 1991, Toray and certain key employees of the Company (which included all of the Management Investors) entered into a Key Employee Stock Agreement, as amended on December 16, 1994 (the "Key Employee Agreement"). Pursuant to the terms of the Key Employee Agreement, each key employee retained a portion of his outstanding options that had been granted to such key employee under the Company's 1986 Stock Option Plan (the "Key Employee Options") and was granted rights to require Toray to purchase such Key Employee Options or shares of Old Common Stock issued upon the exercise of such Key Employee Options (the "Key Employee Shares") beginning on April 1, 1996 upon the terms and conditions set forth therein. In January 1996, Toray and the key employees entered into an agreement (the "Stock Repurchase Agreement"), pursuant to which, among other things, Toray acquired from the key employees on April 1, 1996 the Key Employee Shares and Key Employee Options held by such key employees for approximately $11.0 million in cash and terminated the Key Employee Agreement. The execution of the Stock Repurchase Agreement was designed to fulfill Toray's obligations under the Key Employee Agreement and was not entered into in anticipation of a future sale or reorganization of the Company. The per share purchase price for the Employee Shares under the Stock Repurchase Agreement was equal to the price established under the Key Employee Agreement, which was the price paid by the Existing Stockholders in their acquisition of the Company, plus a 12% annual return on such amount from the date of the acquisition.

  In addition, the Stock Repurchase Agreement provided that the key employees would be entitled to receive an additional payment from Toray in the event that there was a "sale" of the Company during the periods specified therein. Under the terms of the Stock Repurchase Agreement, the Recapitalization was considered a sale of the Company and resulted in the key employees being entitled to receive additional payments. In general, the amount of the additional payment due to the key employees was determined by calculating the difference between the per share consideration received by Toray for the Old Common Stock in the Recapitalization and the price paid for such Employee Shares by Toray under the Stock Repurchase Agreement. In connection with the Recapitalization, the key employees received the following amounts of cash from Toray in satisfaction of Toray's obligations under the Stock Repurchase Agreement:

      NAME                                                               CASH
      ----                                                            ----------
      Allan Rosencwaig............................................... $2,339,718
      Anthony W. Lin.................................................     95,612
      Jon L. Opsal...................................................     55,183
      W. Lee Smith...................................................     95,952
      David Willenborg...............................................    302,207

VOTING AGREEMENT

  Pursuant to the Recapitalization, the Company, the Bain Group, Sutter Hill and certain key employees of the Company, including the Management Investors, entered into a voting agreement (the "Voting Agreement") pursuant to which each party thereto agreed to vote his or its voting securities and to take all necessary or desirable actions to cause the size of the Board to be set at five directors and to cause three designees of the Bain Group and two management employees of the Company designated by Dr. Rosencwaig to be elected to the Board of Directors. The Voting Agreement terminates by its terms upon the completion of an initial public offering and sale of Common Stock pursuant to an effective registration statement under the Securities Act.

OPTION AGREEMENTS AMONG INVESTORS

  Pursuant to certain option agreements, each dated May 16, 1997, among the Bain Group, Sutter Hill, Antares International Partners, Inc. (collectively, the "Investors") and each of the Management Investors (collectively, the "Option Agreements"), the Investors granted the Management Investors options to purchase an aggregate of 2,687,500 shares of Class A Common at an exercise price equal to $0.235 per share. Such options become exercisable upon: (i) any sale by the Investors (an "Investor Sale") of all or a portion of the shares of Class A Common or Class L Common issued to the Investors pursuant to the Recapitalization (the "Investors' Investment"); and (ii) the fifth anniversary of the date of the Option Agreements (the "Fifth Anniversary"). The number of options exercisable upon an Investor Sale or on the Fifth Anniversary is dependent upon the fair market value of the Investors' Investment and the shares of Common Stock issued to the Management Investors in the Recapitalization. No options are exercisable until the fair market value of such shares is equal to or greater than $500 million.

RECAPITALIZATION AGREEMENT

  The Recapitalization Agreement contains customary provisions for such agreements, including representations and warranties with respect to the condition and operations of the business, covenants with respect to the conduct of the business prior to the closing date of the Recapitalization and various closing conditions, including the obtaining of financing and the continued accuracy of representations and warranties.

  Pursuant to the Recapitalization Agreement, the Existing Stockholders agreed to jointly indemnify the Bain Capital Funds and Sutter Hill against any and all losses resulting from any misrepresentation or breach of warranty made by them in the Recapitalization Agreement, a claim for which must be made (in most cases) no later than 18 months after the closing date of the Recapitalization. The indemnification obligations of the Existing Stockholders under the Recapitalization Agreement are generally subject to a $2.0 million minimum aggregate threshold amount and limited to an aggregate payment of no more than $30.0 million. Notwithstanding the foregoing, the Existing Stockholders have jointly agreed to indemnify the Company, the Bain Capital Funds and Sutter Hill for any and all losses with respect to: (i) taxes for all taxable periods prior to March 31, 1996; and (ii) any breach of the representation relating to taxes in the Recapitalization Agreement (subject to the limitations of the preceding sentence). In addition, the Company agreed to indemnify the Existing Stockholders against any and all losses arising out of: (i) any employee benefit plan of the Company; (ii) the severance of any employee of the Company or its subsidiaries on or after the closing date; and (iii) subject to certain exceptions, violations of Environmental Laws (as defined therein).

  In addition, the Existing Stockholders have agreed for a period of three years after the closing date of the Recapitalization not to compete with the Company in the business of manufacturing, marketing or selling: (i) measuring equipment used for material characterization (such as ion implantation monitoring or measurements in metal films); (ii) thin film measurement equipment; or (iii) equipment that utilizes the intellectual property of the Company. The Existing Stockholders have also agreed for a period of two years after the closing date not to solicit the employment of the employees of the Company without the prior written consent of the Bain Capital Funds.

DEVELOPMENT LICENSE AGREEMENT

  In 1992, the Company entered into a Development License Agreement with Toray and Shimadzu (the "Development License Agreement"). The purpose of the Development License Agreement was to allow the parties to share patents and technology related to: (i) the entire field of thermal wave technology; (ii) the field of laser technology related to thin film metrology; (iii) the field of optical processing; and (iv) any other fields designated by a research and development committee to be formed by the parties (collectively, the "Field of Research"). Under the Development License Agreement: (i) the Company granted to each of Toray and Shimadzu a royalty-free, non-exclusive license to use the Company's patents and technology related to the Field of Research for the purpose of conducting research and new product development activities in Japan; and (ii) Toray and Shimadzu granted to the Company a royalty-free, non-exclusive license to use those of Toray's and Shimadzu's patents and technology determined to be useful in connection with certain development projects for the purpose of conducting research and new product development activities in the U.S. and Japan. The Development License Agreement may be terminated by the parties thereto in June 1999.

  The Development License Agreement requires the parties to take certain steps to coordinate their research and development activities. All enhancements, modifications and improvements to certain of the Company's products existing at the time the agreement was entered into will be owned by the Company, regardless of which party creates such enhancements, modifications, and improvements. However, to the extent any such enhancements, modifications and improvements are based upon patents and technology owned by Toray or Shimadzu, the Company will have to pay a development fee or royalty to those parties. Other developments ("New Developments") will be jointly owned by the party or parties who created the New Development and the party or parties whose patents or technology were used in such New Development. The commercialization, marketing and other use of each New Development will be governed by the terms of a separate agreement to be entered into by the relevant parties on a case-by-case basis ("New Development Agreements"). To date, only one New Development Agreement has been entered into between the parties, which relates to certain film measurement equipment.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

BANK CREDIT FACILITY

  In connection with the Recapitalization, the Company entered into a bank credit facility (the "Bank Credit Facility") with Bankers Trust Company (the "Agent"), which provides for a revolving credit facility of $30.0 million. The Company may borrow amounts under the Bank Credit Facility to finance its working capital requirements and other general corporate purposes. All revolving loans incurred under the Bank Credit Facility will mature on May 16, 2002. Subsequent to the Recapitalization, the Company used $7.8 million of available borrowings under the Bank Credit Facility to issue letters of credit. At July 6, 1997, the Company had unused borrowing capacity under the Bank Credit Facility of $22.2 million.

  Indebtedness of the Company under the Bank Credit Facility will be guaranteed by each of the Company's domestic subsidiaries and will be secured by (i) a first priority security interest in all receivables, contracts, contract rights, equipment, intellectual property, inventory and all other tangible and intangible assets of the Company and each of its domestic subsidiaries, subject to certain customary exceptions, (ii) a pledge of all capital stock of each direct and indirect domestic subsidiary of the Company, and (iii) a pledge of 65% of the capital stock of each first-tier foreign subsidiary of the Company.

  The Company's borrowings under the Bank Credit Facility will bear interest at a floating rate and may be maintained as Base Rate Loans (as defined in the Bank Credit Facility) or, beginning 90 days after the Closing Date (or earlier upon syndication) at the Company's option, as Eurodollar Loans (as defined in the Bank Credit Facility). Base Rate Loans shall bear interest at the Base Rate (defined as the higher of (x) the applicable prime lending rate of Bankers Trust Company and (y) the Federal Reserve reported certificate of deposit rate plus of 1%) plus 1.75%. Eurodollar Loans shall bear interest at the Eurodollar Rate (as defined in the Bank Credit Facility) applicable for one, two, three, six or twelve month periods, in each case plus 3.00%.

  Amounts borrowed under the Bank Credit Facility may be repaid and reborrowed. The Company will be required to pay to the lenders under the Bank Credit Facility a commitment fee equal to 1/2 of 1% per annum, payable in arrears on a quarterly basis, on the average unused portion of the Bank Credit Facility during such quarter (provided, that such commitment fee increases to 3/4 of 1% per annum if during any quarterly payment period the daily average outstanding borrowings were less than 1/2 of the total revolving loan commitment). The Company will also be required to pay to the lenders a letter of credit fee with respect to each letter of credit outstanding equal to 3.00% per annum of the average daily stated amount of such letter of credit and an additional fronting fee of 1/4 of 1% on such average daily stated amount to the lender issuing such letter of credit, in each case payable in arrears on a quarterly basis. The Agent and the lenders will receive and continue to receive such other fees as have been separately agreed upon with the Agent.

  The Bank Credit Facility requires the Company to meet certain financial tests, including, without limitation, minimum levels of EBITDA (as defined in the Bank Credit Facility), minimum interest coverage, maximum leverage ratio, and maximum amount of capital expenditures. The Bank Credit Facility contains certain covenants which among other things limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness (including the Notes), liens and encumbrances and other matters customarily restricted in such agreements.

  The Bank Credit Facility contains customary events of default, including without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness in excess of $1.5 million, certain events of bankruptcy and insolvency, judgment defaults in excess of $1.5 million that are otherwise not covered by insurance, failure of any guaranty or security document supporting the Bank Credit Facility to be in full force and effect and change of control of the Company.

  The foregoing summary of the material provisions of the Bank Credit Facility is qualified in its entirety by reference to all of the provisions of the Bank Credit Facility, which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. See "Additional Information."

SENIOR NOTES

  The Notes were issued pursuant to the Indenture, dated as of May 15,1997 (the "Indenture"), by and between the Company and IBJ Schroder Bank & Trust Company, as trustee (the "Trustee"). The Notes are limited in aggregate principal amount to $115,000,000 and will mature on May 15, 2004. Interest on the Notes accrues at the rate of 10 5/8% per annum and is payable semiannually in cash on each May 15 and November 15, commencing on November 15, 1997, to the persons who are registered holders of the Notes at the close of business on May 1 and November 1, respectively, immediately preceding the applicable interest payment date. The Notes are not entitled to the benefit of any mandatory sinking fund. The Notes are senior unsecured obligations of the Company, ranking pari passu in right of payment with all other senior unsecured obligations of the Company. The Notes were initially sold to BT Securities Corporation in an underwritten private placement.

  The Notes are redeemable, at the Company's option, in whole at any time or in part from time to time, on and after May 15, 2001, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on May 15 of the year set forth below, plus, in each case, accrued interest to the date of redemption:

      YEAR                                                            PERCENTAGE
      ----                                                            ----------
      2001...........................................................  105.313%
      2002...........................................................  102.656
      2003...........................................................  100.000

  At any time, or from time to time, on or prior to May 15, 2000, the Company may, at its option, use the net cash proceeds of one or more equity offerings to redeem up to 40% (provided that such percentage decreases to 35% if an initial public offering has not been consummated on or prior to November 15,
1998) of the aggregate principal amount of Notes originally issued at a redemption price equal to 110.625% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of such redemption; provided that at least $69.0 million aggregate principal amount of Notes originally issued remains outstanding immediately after any such redemption.

  If the Company consummates an initial public offering prior to May 15, 2000, the Company is required to apply the net cash proceeds relating to such initial public offering to make an offer to purchase from all holders on a pro rata basis that amount of Notes equal to the net cash proceeds from such initial public offering at a price equal to 110.625% of the aggregate principal amount of Notes to be repurchased, plus accrued and unpaid interest thereon, if any, to the date of purchase. The aggregate amount of net cash proceeds required to be applied pursuant to this provision is reduced dollar-for-dollar (i) to the extent such net cash proceeds are used to prepay indebtedness under the Bank Credit Facility and effect a permanent reduction in the availability thereunder and (ii) by the aggregate amount of net cash proceeds of one or more equity offerings consummated prior to the consummation of the initial public offering to the extent used to redeem Notes. The Company is not required pursuant to this provision to redeem an aggregate principal amount of Notes in excess of 40% of the aggregate principal amount of Notes originally issued (or 35% if the initial public offering is consummated on or after November 15, 1998).

  The Indenture provides that upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion of such Holder's Notes, at a purchase price equal to 101% of the principal amount thereof plus accrued interest thereon to the date of purchase. "Change of Control" is defined under the Indenture to include one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any person or group of related persons (a "Group"), together with any affiliates thereof; (ii) the approval by the holders of capital stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture); (iii) any Person or Group (other than Bain Capital, Sutter Hill or their respective related parties) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of the Company; or (iv) the first day within any two-year period on which a majority of the members of the Board of Directors of the Company are not continuing directors.

  The following events are defined in the Indenture as "Events of Default": (i) the failure to pay interest on any Notes and such default continues for a period of 30 days; (ii) the failure to pay the principal on any Notes; (iii) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days;
(iv) the failure to pay at final stated maturity the principal amount of any indebtedness of the Company or any Restricted Subsidiary (as defined therein) of the Company and such failure continues for a period of 20 days or more, if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $5.0 million or more at any time; (v) one or more judgments in an aggregate amount in excess of $5.0 million shall have been rendered against the Company or any of its Significant Subsidiaries (as defined therein) and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable; and (vi) certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries.

  The Indenture contains certain covenants for the benefit of the holders of the Notes that, among other things, limit the ability of the Company and any of its Restricted Subsidiaries to: (i) enter into certain transactions with affiliates; (ii) pay dividends or make certain other restricted payments; (iii) consummate certain asset sales; (iv) enter into certain transactions with affiliates; (v) incur indebtedness that is senior in right of payment to the Notes; (vi) incur liens; (vii) impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company and its subsidiaries; (viii) merge or consolidate with any other person; or (ix) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company.

  The foregoing summary of the material provisions of the Indenture is qualified in its entirety by reference to all of the provisions of the Indenture, which has been filed as an exhibit to the Registration Statement, of which this Prospectus forms a part. See "Additional Information."

                          DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS

  Upon completion of the Offering, the total amount of authorized capital stock of the Company will consist of 25,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the "Serial Preferred Stock"). As of September 30, 1997, the Company had outstanding 9,073,534 shares of Class A Common, 1,343,750 shares of Class B Common, 1,008,170 shares of Class L Common and 748,739 shares of Preferred Stock. Prior to the completion of the Offering, all of the outstanding shares of Class A Common, Class B Common and Class L Common will be reclassified to shares of Common Stock in the Reclassification. See "The Reclassification." In addition, all of the outstanding Preferred Stock will be redeemed by the Company immediately following the Offering. After giving effect to the Offering, the Company will
have       shares of Common Stock (      shares if the Underwriters' over-
allotment option is exercised in full) and no shares of Serial Preferred Stock outstanding. As of September 30, 1997, the Company had 37 stockholders of record. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Restated Certificate and the By-laws, which are included as exhibits to the Registration Statement of which this Prospectus forms a part, and by the provisions of applicable law.

  The Restated Certificate and By-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Board of Directors.

COMMON STOCK

  The issued and outstanding shares of Common Stock are, and the shares of Common Stock to be issued by the Company in connection with the Offering will be, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Serial Preferred Stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." The shares of Common Stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Serial Preferred Stock then outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting.

  The Company has applied to have the Common Stock approved for inclusion on the Nasdaq National Market under the symbol "THWV."

SERIAL PREFERRED STOCK

  The Company's Board of Directors may, without further action by the Company's stockholders, from time to time, direct the issuance of shares of Serial Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Serial Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Serial Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Serial Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of Directors then in office, the Board of Directors of the Company, without stockholder approval, may issue shares of Serial Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock. There are no shares of Serial Preferred Stock outstanding, and the Company has no present intention to issue any shares of Serial Preferred Stock.

CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

  The Restated Certificate provides for the Board to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the Board will be elected each year. See "Management." Under the Delaware General Corporation Law, directors serving on a classified board can only be removed for cause. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the Board until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company and could increase the likelihood that incumbent directors will retain their positions.

  The Restated Certificate provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Restated Certificate and the By-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors or by the Chief Executive Officer of the Company. Stockholders will not be permitted to call a special meeting or to require the Board to call a special meeting.

  The By-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of the Company, including proposed nominations of persons for election to the Board.

  Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Company's Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the By-laws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the By-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

  The Restated Certificate and By-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal certain of their provisions. This requirement of a super-majority vote to approve amendments to the Restated Certificate and By-laws could enable a minority of the Company's stockholders to exercise veto power over any such amendments.

CERTAIN PROVISIONS OF DELAWARE LAW

  Following the consummation of the Offering, the Company will be subject to the "Business Combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction which the person became an "interested stockholder," unless: (i) the transaction is approved by the Board of

Directors prior to the date the "interested stockholder" obtained such status;
(ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder," owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date the "business combination" is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a Person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

  The Restated Certificate limits the liability of Directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Restated Certificate provides that the Company shall indemnify Directors and officers of the Company to the fullest extent permitted by such law. The Company expects to enter into indemnification agreements with its current Directors and executive officers prior to the completion of the Offering and expects to enter into a similar agreement with any new Directors or executive officers.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is
                          .

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offering, there was no market for the Common Stock of the Company. The Company can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Common Stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices. See "Risk Factors --
 Potential Adverse Impact from Shares Eligible for Future Sale."

SALE OF RESTRICTED SHARES

  Upon completion of the Offering, the Company will have       shares of Common
Stock outstanding. In addition,          shares of Common Stock are issuable
upon the exercise of outstanding stock options. Of the shares outstanding after
the Offering,           shares of Common Stock (          shares if the
Underwriters' over-allotment is exercised in full) are freely tradeable without restriction under the Securities Act, except for any such shares which may be held or acquired by an "affiliate" of the Company (an "Affiliate"), as that term is defined in Rule 144 promulgated under the Securities Act ("Rule 144"), which shares will be subject to the volume limitations and other restrictions
of Rule 144 described below. An aggregate of            shares of Common Stock
held by existing stockholders of the Company upon completion of the Offering will be "restricted securities" (as that phrase is defined in Rule 144) and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144 under the Securities Act.

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, if a period of at least one year has elapsed since the later of the date the "restricted securities" were acquired from the Company or the date they were acquired from an Affiliate, then the holder of such restricted securities (including an Affiliate) is entitled to sell in the public market a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the Common Stock
(approximately         shares immediately after the Offering) or the average
weekly reported volume of trading of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale. The holder may only sell such shares through "brokers' transactions" or in transactions directly with a "market maker" (as such terms are defined in Rule 144). Sales under Rule 144 are also subject to certain requirements regarding providing notice of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the two-year holding period. Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company or the date they were acquired from an Affiliate, as applicable, a holder of such restricted securities who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares in the public market without regard to the volume limitations and other restrictions described above. Beginning 90 days after the date of this Prospectus,
approximately            shares of Common Stock will be eligible for sale in
the public market pursuant to Rule 144(k). Beginning May 16, 1998, an
additional         shares of Common Stock will be eligible for sale in the
public market pursuant to Rule 144, subject to the volume limitations and the other restrictions described above.

OPTIONS

  The Company intends to file registration statements on Form S-8 under the
Securities Act to register approximately        shares of Common Stock issuable
under the 1997 Stock Plan and the New Incentive Plan. The registration statements are expected to be filed within six months of the effective date of the Registration Statement of which this Prospectus is a part and will be effective upon filing.

Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to Affiliates and the lock-up agreements described below.

LOCK-UP AGREEMENTS

  Notwithstanding the foregoing, the Company and its executive officers, Directors and certain existing stockholders (who collectively own shares of Common Stock), have agreed not to offer, sell, contract to sell or otherwise dispose of any Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated, except, in the case of the Company, for the shares of Common Stock to be issued in connection with the Offering or pursuant to employee benefit plans existing on the date of this Prospectus and in the case of the executive officers, Directors and existing stockholders, for the shares of Common Stock sold in connection with the Offering (if any), sales or dispositions to the Company, certain permitted transfers to related parties that agree to be bound by the foregoing restrictions and certain permitted sales of shares acquired in the open market following the completion of the Offering.

REGISTRATION AGREEMENT

  Pursuant to the Recapitalization, the Company, the Bain Group, Sutter Hill, the Existing Stockholders and the Management Investors entered into a registration agreement (the "Registration Agreement"). Under the Registration Agreement, the holders of a majority of the registerable securities owned by the Bain Group and Sutter Hill have the right at any time, subject to certain conditions, to require the Company to register any or all of their shares of Common Stock under the Securities Act on Form S-1 (a "Long-Form Registration") on three occasions at the Company's expense or on Form S-2 or Form S-3 (a "Short-Form Registration") on six occasions at the Company's expense. In addition, at any time after a Public Offering, the holders of a majority of the registrable securities owned by the Existing Stockholders have the right, subject to certain conditions, to require either a Long-Form Registration or a Short-Form Registration on one occasion at the Company's expense. Further, at any time after the later of the fifth anniversary of the closing of the Recapitalization and 180 days after a Public Offering, the Management Investors have the right, subject to certain conditions, to require either a Long-Form Registration or a Short-Form Registration, at the Company's expense, with respect to a number of shares of Common Stock the proceeds of which (subject to certain limitations) would be sufficient to pay taxes incurred by them upon receipt of the deferred bonuses under their employment contracts. See "Management Employment Agreements." The Company is not required, however, to effect any such Long-Form Registration or Short-Form Registration within six months after the effective date of a prior demand registration and may postpone the filing of such registration for up to six months if the Company believes that such a registration would reasonably be expected to have an adverse effect on any proposal or plan by the Company or any of its subsidiaries to engage in an acquisition, merger or similar transaction. In addition, all holders of registerable securities are entitled to request the inclusion of any shares of Common Stock subject to the Registration Agreement in any registration statement at the Company's expense whenever the Company proposes to register any of its securities under the Securities Act (other than (i) in connection with a Public Offering, unless any holders of registrable securities are permitted to participate in the Public Offering, (ii) pursuant to a demand registration, or (iii) pursuant to a registration on Form S-4 or S-8). In connection with all such registrations, the Company has agreed to indemnify all holders of registerable securities against certain liabilities, including liabilities under the Securities Act. In addition, all the parties to the Registration Agreement have agreed not to make any public sales of their registerable securities for a period beginning seven days prior to the effective date of any registration statement and continuing for a period of 180 days thereafter (other than registerable securities included in such registration statement). Beginning 180 days after the completion of the
Offering, the holders of an aggregate of          shares of Common Stock will
have certain rights to require the Company to register their shares of Common Stock under the Securities Act at the Company's expense.

                                  UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), through their representatives, BT Alex. Brown Incorporated, Lehman Brothers Inc. and Montgomery Securities (the "Representatives") have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                       NUMBER OF
    UNDERWRITER                                                         SHARES
    -----------                                                        ---------
BT Alex. Brown Incorporated...........................................
Lehman Brothers Inc...................................................
Montgomery Securities.................................................
                                                                          ---
Total.................................................................

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all the shares of Common Stock offered hereby if any of such shares are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

  The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $     per share. The
Underwriters may allow, and such dealers may reallow, a concession not in
excess of $     per share to certain other dealers. After the Offering, the public offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Company has granted to the Underwriters an option, exercisable at any time and from time to time during the 30-day period from the date of this
Prospectus, to purchase up to an aggregate of         additional shares of
Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the Offering. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares in such table.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

  At the request of the Company, the Underwriters have reserved up to shares of Common Stock for the sale at the initial public offering price to certain eligible employees and persons having business relationships with the Company and its subsidiaries. The number of shares of Common Stock available to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares of Common Sock that are not so purchased by such employees at the closing of the Offering will be offered by the Underwriters to the general public on the same terms as the other shares in the Offering.

  The Company and its executive officers, Directors and certain existing
stockholders who collectively own      shares of Common Stock have agreed not
to offer, sell, contract to sell or otherwise dispose of any Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated, except, in the case of the Company, for the shares of Common Stock to be issued in connection with the Offering or pursuant to employee benefit plans existing on the date of this Prospectus and in the case of the executive officers, Directors and existing stockholders, sales or dispositions to the Company, certain permitted transfers to related parties that agree to be bound by the foregoing restrictions and certain permitted sales of shares acquired in the open market following the completion of the Offering.

  The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of the Common Stock in the open market. The Underwriters may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the offering, if the Underwriters repurchase previously distributed Common Stock in transactions to cover their short positions, in stabilization transactions or otherwise. Finally, the Underwriters may bid for, and purchase, shares of the Common Stock in market making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the Common Stock above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities, and, if commenced, may end any of these activities at any time.

  Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock has been determined by negotiations between the Company and the Representatives. Among the factors considered in such negotiations were the prevailing market conditions, the results of operations of the Company in recent periods, the market capitalization and stages of development of other companies which the Company and the Representatives believed to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant. The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "THWV."

  Bankers Trust Company, an affiliate of BT Alex. Brown Incorporated, is the administrative agent and a lender under the Bank Credit Facility. In addition, BT Securities Corporation, which merged with Alex. Brown & Sons Incorporated to form BT Alex. Brown Incorporated, served as the initial purchaser of the Notes. See "Description of Certain Indebtedness."

                                    EXPERTS

  The consolidated financial statements of Therma-Wave, Inc. at April 6, 1997 and March 31, 1996 and for each of the three fiscal years in the period ended April 6, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Kirkland & Ellis, Chicago, Illinois. Certain partners of Kirkland & Ellis are partners in Randolph Street Partners, which purchased 84,906 shares of Class A Common and 9,434 shares of Class L Common in the Recapitalization. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Ropes & Gray, Boston, Massachusetts. Kirkland & Ellis and Ropes & Gray have, from time to time, represented, and may continue to represent, certain of the Underwriters in connection with various legal matters and the Bain Capital Funds and certain of their affiliates (including the Company) in connection with certain legal matters.

                             ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at the Regional Offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

  As a result of the Company's Registration Statement on Form S-4 (Registration No. 333-29871) being declared effective by the Commission on September 10, 1997, the Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith is required to file periodic reports and other information with the Commission. The reports and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission as described above.

  The Company intends to furnish its stockholders with annual reports containing financial statements audited by an independent accounting firm, and to make available quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                                    GLOSSARY

ASIC.................. Application Specific Integrated Circuit. A custom-
                       designed integrated circuit that performs specific functions which would otherwise require a number of off-the-shelf integrated circuits to perform. The use of an ASIC in place of a conventional integrated circuit reduces product size and cost and also improves reliability.

beta-testing.......... Testing a new product under full operational conditions, generally at a customer's facility.

clean-room............ A room with an environment that is kept to a high degree of cleanliness by a constant flow of clean air throughout the room. The level of cleanliness of clean rooms is designated by Class Number. For example, a Class 1000 clean room has fewer than 1000 particles larger than a minimum size per cubic centimeter of air, while a Class 100 clean room has fewer than 100 such particles per cubic centimeter. Persons working in a clean room must wear appropriate gowns, caps, gloves and shoes so as to minimize their effect on the clean room environment.

DRAM.................. Dynamic Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. It is the most common type of RAM and must be refreshed with electricity thousands of times per second or else its memory will fade away.

ellipsometer.......... An optical metrology instrument that measures the degree of change in the polarization of a beam of light that is reflected from the surface of a sample. Ellipsometers are used to measure the thickness and, in some cases, the optical properties of thin films.

etching............... Removal of film from the surface of a wafer through wet chemical or dry plasma processes.

fab................... A manufacturing facility that fabricates semiconductors.

image processing...... Computer processing of a magnified video image in order to locate an area of interest on a patterned wafer.

integrated circuit.... A combination of two or more transistors on a base material, usually silicon. All semiconductor devices are just very complicated integrated circuits with thousands of transistors.

ion implantation...... Implanting of ions, such as boron, phosphorus or arsenic, into selected areas of a silicon wafer in order to alter the electrical properties of the silicon in these areas. The implantation is performed by bombarding the silicon wafer with a high energy beam of ions.

metrology............. The science of quantitative measurement.

photolithography......
                       Generating a pattern on the surface of a wafer by first coating the surface with a light sensitive material called a photoresist and then exposing the photoresist to light (usually of a short wavelength) through a patterned mask. The exposure replicates the mask pattern onto the photoresist.

planarization......... A process by which the surface of a patterned wafer that may contain severe topographical features is made flat by mechanical or chemical means.

reflectance........... The ratio of the amount of light reflected from a surface to the amount of light incident on that surface. Reflectance is usually a function of wavelength and the angle of incidence.

semiconductor......... A material with electrical conducting properties in between those of metals and insulators. (Metals always conduct and insulators never conduct, but semiconductors sometimes conduct.) Essentially, semiconductors transmit electricity only under certain circumstances, such as when given a positive or negative electric charge. Therefore, a semiconductor's ability to conduct can be turned on or off by manipulating those charges, which allows the semiconductor to act as an electric switch. The most common semiconductor material is silicon, used as the base of most semiconductor devices today because it is relatively inexpensive and easy to create.

spectrometer.......... An optical metrology instrument that measures the amount of light reflected from a surface as a function of the wavelength of the light. Spectrophotometers are used to measure the thickness, and in some cases, the optical properties of thin films.

thermal wave physics.. The physics of how to generate and detect high frequency thermal or heat waves, and how these thermal waves interact with materials.

thin film deposition.. The deposition of thin films onto a wafer surface by chemical or plasma processes.

thin film removal..... The removal or etching of thin films from a wafer surface by chemical or plasma processes.

transistor............ An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits and semiconductors.

ultra-violet.......... That region of the optical spectrum that extends from the violet region to shorter wavelengths, typically from 400nm to 150nm.

wafer................. Thin, round, flat piece of silicon that is the base of most semiconductors. Wafers typically come in sizes of 100 millimeters to 200 millimeters in diameter. A single 200 millimeter wafer could have hundreds of semiconductor devices fabricated on it.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
THERMA-WAVE, INC. AUDITED CONSOLIDATED FINANCIAL STATEMENTS
  Report of Ernst & Young LLP, Independent Auditors........................ F-2
  Consolidated Balance Sheets as of March 31, 1996 and April 6, 1997....... F-3
  Consolidated Statements of Income for the years ended April 2, 1995,
   March 31, 1996 and April 6, 1997........................................ F-4
  Consolidated Statements of Shareholders' Equity for the years ended April
   2, 1995, March 31, 1996 and April 6, 1997............................... F-5
  Consolidated Statements of Cash Flows for the years ended April 2, 1995,
   March 31, 1996 and April 6, 1997........................................ F-6
  Notes to Consolidated Financial Statements............................... F-7

THERMA-WAVE, INC. UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  Unaudited Condensed Consolidated Balance Sheets as of April 6, 1997 and
   July 6, 1997........................................................... F-16
  Unaudited Condensed Consolidated Statements of Income for the three-
   month periods ended July 7, 1996 and July 6, 1997...................... F-17
  Unaudited Condensed Consolidated Statements of Cash Flows for the three-
   month periods ended July 7, 1996 and July 6, 1997...................... F-18
  Notes to Unaudited Condensed Consolidated Financial Statements.......... F-19

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Therma-Wave, Inc.

  We have audited the accompanying consolidated balance sheets of Therma-Wave, Inc. as of April 6, 1997 and March 31, 1996, and the related consolidated statements of income, shareholders' equity (net capital deficiency), and cash flows for the years ended April 6, 1997, March 31, 1996 and April 2, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Therma-Wave, Inc. at April 6, 1997 and March 31, 1996 and the consolidated results of its operations and its cash flows for the years ended April 6, 1997, March 31, 1996 and April 2, 1995, in conformity with generally accepted accounting principles.

San Jose, California
May 8, 1997, except for Notes 8 and 9, as to which the date is September 30,
1997

--------------------------------------------------------------------------------

  Neither a share price nor a range has been determined for common shares in this offering, which precludes management from calculating the pro forma net income per share under the method discussed in Note 1 to the consolidated financial statements. The foregoing report is in the form that will be signed upon determination of the share price, if no other events have occurred from September 30, 1997 to the date of such determination that would affect the consolidated financial statements and notes thereto.

                                                    ERNST & YOUNG LLP

San Jose, California
September 30, 1997

                               THERMA-WAVE, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                            MARCH 31,  APRIL 6,
                                                              1996       1997
                                                            ---------  --------
ASSETS
Current assets:
  Cash and cash equivalents................................ $  7,690   $ 16,741
  Accounts receivable, net of allowance for doubtful
   accounts of $284 in 1996 and $1,622 in 1997 ............   18,830     20,107
  Receivable from parent...................................    1,425      1,425
  Inventories:
    Purchased materials....................................    5,760      8,937
    Systems in process.....................................    5,619      7,252
    Finished systems.......................................    1,756      1,238
                                                            --------   --------
  Total inventories........................................   13,135     17,427
  Deferred income taxes....................................    3,201      5,556
  Other current assets.....................................      339        383
                                                            --------   --------
Total current assets.......................................   44,620     61,639
Property and equipment:
  Laboratory and test equipment............................    3,667      3,721
  Office furniture and equipment...........................    2,402      4,292
  Machinery and equipment..................................    1,421      1,521
  Leasehold improvements...................................    2,921      2,237
                                                            --------   --------
                                                              10,411     11,771
  Less accumulated depreciation and amortization...........    4,165      5,928
                                                            --------   --------
Net property and equipment.................................    6,246      5,843
Goodwill and purchased intangibles, net of accumulated
 amortization of $8,286 at March 31, 1996..................    1,275        --
Patents, net of accumulated amortization of $912 in 1996
 and $985 in 1997..........................................      496        481
Security deposits and other................................      419        657
                                                            --------   --------
    Total assets........................................... $ 53,056   $ 68,620
                                                            ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term notes payable................................. $  5,019   $  3,834
  Accounts payable.........................................    3,344      4,076
  Accrued compensation and related expenses................    3,344      2,922
  Income taxes payable.....................................      904      1,507
  Accrued warranty costs...................................    2,594      4,990
  Other accrued liabilities................................    4,174      4,427
  Deferred service revenue.................................    1,333      1,075
  Capital lease obligations due within one year............      168         88
                                                            --------   --------
Total current liabilities..................................   20,880     22,919
Notes payable..............................................   23,100     23,100
Capital lease obligations due after one year...............      539        429
Deferred taxes.............................................    1,544      1,685
Deferred rent and other....................................       90        342
Commitments and contingencies
Shareholders' equity
  Common stock, $0.001 par value; 50,000,000 shares
   authorized; 45,515,339 shares issued and outstanding....       45         45
  Additional paid-in capital...............................   60,465     60,465
  Accumulated deficit......................................  (52,028)   (38,927)
  Notes receivable from shareholders.......................     (524)       --
  Accumulated foreign currency translation adjustments.....   (1,055)    (1,438)
                                                            --------   --------
Total shareholders' equity.................................    6,903     20,145
                                                            --------   --------
    Total liabilities and shareholders' equity............. $ 53,056   $ 68,620
                                                            ========   ========

                            See accompanying notes.

                               THERMA-WAVE, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                       FISCAL YEAR ENDED
                                                   ---------------------------
                                                   APRIL 2, MARCH 31, APRIL 6,
                                                    1995      1996      1997
                                                   -------  --------- --------
Net revenues...................................... $55,675   $79,293  $109,493
Cost of revenues..................................  25,024    35,027    49,795
                                                   -------   -------  --------
Gross margin......................................  30,651    44,266    59,698
Operating expenses:
  Research and development........................   5,942    10,072    13,050
  Selling, general and administrative.............  13,299    18,704    22,004
  Amortization of goodwill and purchased
   intangibles....................................   1,912     1,912     1,275
                                                   -------   -------  --------
Total operating expenses..........................  21,153    30,688    36,329
                                                   -------   -------  --------
Operating income..................................   9,498    13,578    23,369
Other income (expense):
  Interest expense................................  (1,998)   (1,722)   (1,621)
  Interest income.................................     102       247       346
  Other income and expense........................    (115)     (138)       14
                                                   -------   -------  --------
                                                    (2,011)   (1,613)   (1,261)
                                                   -------   -------  --------
Income before provision for income taxes..........   7,487    11,965    22,108
Provision for income taxes........................     --      4,684     9,007
                                                   -------   -------  --------
Net income........................................ $ 7,487   $ 7,281  $ 13,101
                                                   =======   =======  ========
Pro forma net income per share....................                    $
                                                   =======   =======  ========
Pro forma weighted average number of shares
 outstanding......................................
                                                   =======   =======  ========


                            See accompanying notes.

                               THERMA-WAVE, INC.

    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                ACCUMULATED
                                                                      NOTES       FOREIGN
                            COMMON STOCK    ADDITIONAL              RECEIVABLE   CURRENCY
                          -----------------  PAID-IN   ACCUMULATED     FROM     TRANSLATION
                            SHARES   AMOUNT  CAPITAL     DEFICIT   SHAREHOLDERS ADJUSTMENTS  TOTAL
                          ---------- ------ ---------- ----------- ------------ ----------- --------
Balance at March 27,
 1994...................  26,420,550  $26    $44,213    $(66,796)      $--        $  (288)  $(22,845)
 Issuance of common
  stock.................  19,094,789   19     15,568         --        (524)          --      15,063
 Tax benefit from
  exercise of employee
  options...............         --   --         420         --         --            --         420
 Foreign currency
  translation
  adjustments...........         --   --         --          --         --           (504)      (504)
 Net income.............         --   --         --        7,487        --            --       7,487
                          ----------  ---    -------    --------       ----       -------   --------
Balance at April 2,
 1995...................  45,515,339   45     60,201     (59,309)      (524)         (792)      (379)
 Foreign currency
  translation
  adjustments...........         --   --         --          --         --           (263)      (263)
 Tax benefit from
  exercise of employee
  options...............         --   --         264         --         --            --         264
 Net income.............         --   --         --        7,281        --            --       7,281
                          ----------  ---    -------    --------       ----       -------   --------
Balance at March 31,
 1996...................  45,515,339   45     60,465     (52,028)      (524)       (1,055)     6,903
 Foreign currency
  translation adjustment
  ......................         --   --         --          --         --           (383)      (383)
 Repayment of notes
  receivable from
  shareholders .........         --   --         --          --         524           --         524
 Net income ............         --   --         --       13,101        --            --      13,101
                          ----------  ---    -------    --------       ----       -------   --------
Balance at April 6,
 1997...................  45,515,339  $45    $60,465    $(38,927)      $--        $(1,438)  $ 20,145
                          ==========  ===    =======    ========       ====       =======   ========


                            See accompanying notes.

                               THERMA-WAVE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                      FISCAL YEAR ENDED
                                                 ----------------------------
                                                 APRIL 2,  MARCH 31, APRIL 6,
                                                   1995      1996      1997
                                                 --------  --------- --------
OPERATING ACTIVITIES
Net income...................................... $  7,487   $ 7,281  $ 13,101
Adjustments to reconcile net income to net cash
 provided by activities:
  Depreciation and amortization.................    2,998     3,607     3,744
  Deferred income taxes.........................   (1,204)     (453)   (2,214)
  Changes in assets and liabilities:
    Accounts receivable.........................  (12,228)   (1,381)   (1,277)
    Inventories.................................   (1,953)   (5,061)   (5,006)
    Other current assets........................      132      (142)      (44)
    Accounts payable............................    1,135      (545)      732
    Accrued compensation and related expenses...    2,419      (587)     (422)
    Income taxes payable........................      756       688       603
    Other accrued liabilities...................    1,991     2,220     2,649
    Deferred service revenue....................      349       333      (258)
    Deferred rent and other.....................       (6)      (93)      252
                                                 --------   -------  --------
Net cash provided by operating activities.......    1,876     5,867    11,860
INVESTING ACTIVITIES
Purchases of property and equipment.............   (1,616)   (4,361)   (1,091)
Increase in other assets........................     (432)     (604)     (484)
                                                 --------   -------  --------
Net cash used in investing activities...........   (2,048)   (4,965)   (1,575)
FINANCING ACTIVITIES
Receivable from parent..........................   (1,425)      --        --
Proceeds from notes payable.....................    2,800       --        250
Repayments on notes payable.....................  (10,557)   (1,231)   (1,435)
Principal payments under capital lease
 obligations....................................      (96)     (311)     (190)
Tax benefit from exercise of stock options......      420       264       --
Issuance of common stock........................   15,063       --        --
Proceeds from notes receivable from
 shareholders...................................      --        --        524
                                                 --------   -------  --------
Net cash (used in) provided by financing
 activities.....................................    6,205    (1,278)     (851)
Effect of exchange rate changes on cash.........     (504)     (263)     (383)
                                                 --------   -------  --------
Net (decrease) increase in cash and cash
 equivalents....................................    5,529      (639)    9,051
Cash and cash equivalents at beginning of
 period.........................................    2,800     8,329     7,690
                                                 --------   -------  --------
Cash and cash equivalents at end of period...... $  8,329   $ 7,690  $ 16,741
                                                 ========   =======  ========
Supplementary disclosures:
  Cash paid for interest........................ $  2,012   $ 2,228  $  2,059
                                                 ========   =======  ========
  Cash paid for income taxes.................... $    102   $ 5,039  $ 10,661
                                                 ========   =======  ========
Noncash financing activity:
  Common stock issued for notes receivable from
   shareholders................................. $    524       --        --
                                                 ========   =======  ========

                            See accompanying notes.

                               THERMA-WAVE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 The Company

  Therma-Wave, Inc. (the "Company") develops, manufactures, and markets process control metrology systems for use in the manufacture of semiconductors. These systems are based on the Company's proprietary thermal wave and optical technologies. The Company's sole shareholders are two Japanese Companies, Toray Industries ("Toray") and Shimadzu Corporation ("Shimadzu") subsequent to their acquisition of all outstanding shares of the Company's capital stock in December, 1991. The Company sells its products to major semiconductor manufacturing companies throughout the world, generally requires no collateral and maintains an allowance for doubtful accounts for credit losses.

 Basis of Presentation

  The accompanying consolidated financial statements include the accounts of Therma-Wave, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances are eliminated in consolidation.

  In December 1991 Toray and Shimadzu purchased all outstanding shares of the Company's capital stock in an acquisition accounted for as a purchase. The purchase price was allocated to the identifiable assets based on their estimated fair market values at the date of acquisition utilizing an independent valuation. The remaining purchased intangibles and goodwill are being amortized over their estimated useful lives of five years.

 Revenue Recognition

  Revenue from system sales and spare parts is generally recognized at the time of shipment. Revenue on service contracts is deferred and recognized on a straight-line basis over the period of the contract. Estimated contractual warranty obligations are recorded when related sales are recognized.

 Major Customers/Sources of Supply

  Sales to customers representing 10% or more of net revenues during fiscal 1995, 1996 and 1997 were as follows:

                                                          FISCAL YEAR ENDED
                                                     ---------------------------
                                                     APRIL 2, MARCH 31, APRIL 6,
      CUSTOMER                                         1995     1996      1997
      --------                                       -------- --------- --------
      A.............................................   17%       17%      13%
      B.............................................   18%       15%      10%

  Certain of the components and subassemblies included in the Company's systems are obtained from a single source or a limited group of suppliers. Although the Company seeks to reduce dependence on those sole and limited source suppliers, the partial or complete loss of certain of these sources could have at least a temporary adverse effect on the Company's results of operations and damage customer relationships. Further, a significant increase in the price of one or more of these components could adversely affect the Company's results of operations.

                               THERMA-WAVE, INC.

  Accounts receivable from three customers accounted for approximately 16%, 15% and 13% of total accounts receivable at March 31, 1996. Accounts receivable from three customers accounted for approximately 28%, 13% and 10% of total accounts receivable at April 6, 1997.

 Cash and Cash Equivalents

  The Company maintains its cash and cash equivalents in depository accounts, money market accounts and certificates of deposit with several financial institutions.

  The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

 Foreign Currency Translation

  The Company has determined that the functional currency of its foreign operations is the local foreign currency. The accumulated effects of foreign translation rate changes related to net assets located outside the United States are included as a component of shareholders' equity. Foreign currency transaction gains (losses) are included in other income and expense in the accompanying consolidated statements of income and amounted to $(11,000) $(217,000) and $74,000, for the years ended April 2, 1995, March 31, 1996 and April 6, 1997, respectively.

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the respective assets, generally five years. Leasehold improvements and assets recorded under capital leases are amortized using the straight-line method over the shorter of the assets' useful lives or lease terms.

 Pro forma net income per share

  Pro forma net income per share is based upon the pro forma net income and the number of common and preferred shares outstanding as a result of the Company's May 1997 Recapitalization. (See Note 8). The pro forma net income per share calculation gives effect to additional interest expense resulting from the recapitalization and to the shares issued as if the recapitalization occurred as of the beginning of the period presented. The number of pro forma common shares outstanding has also been adjusted to give effect to the reclassification of the class A, B and L common stock into one class of Common Stock based upon the respective exchange ratios of each class. (See Note 9.) No historical earnings per share information is presented as the Company does not consider such data to be meaningful as a result of the recapitalization.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported

                               THERMA-WAVE, INC.

amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.

 Accounting Period

  The Company's fiscal year is a 52 to 53-week year ending on the Sunday on or nearest preceding March 31 for periods prior to 1997 and the Sunday on or following March 31 of each year for periods thereafter.

 Advertising Costs

  The Company expenses advertising and promotional costs, which are not material, as they are incurred.

 Fair Value of Financial Instruments

  The Company believes that as of April 6, 1997, the fair value of its short and long-term debt approximates the carrying value of those obligations. The fair value of the Company's debt is estimated based on the Company's current incremental borrowing rates on similar debt obligations guaranteed by Toray and Shimadzu.

2. TRANSACTIONS WITH TORAY AND SHIMADZU

  Account balances with Toray and Shimadzu are as follows (in thousands);

                                                              MARCH 31, APRIL 6,
                                                                1996      1997
                                                              --------- --------
   Due from (due to) Toray and Shimadzu:
     Accounts receivables....................................  $   84    $   18
     Receivable from parent..................................   1,425     1,425
     Accrued expenses........................................     --        (25)
                                                               ------    ------
                                                               $1,509    $1,418
                                                               ======    ======

  Transactions with Toray and Shimadzu are as follows (in thousands):

                                                          FISCAL YEAR ENDED
                                                     ---------------------------
                                                     APRIL 2, MARCH 31, APRIL 6,
                                                       1995     1996      1997
                                                     -------- --------- --------
   Sales............................................   $42      $ --      $590
   Purchases of inventories, at cost................     3        --        94

  The Company incurred expenses of approximately $426,000, $739,000 and $559,000 for the fiscal years ended April 2, 1995, March 31, 1996 and April 6, 1997, respectively, for employees loaned to the Company by Toray and Shimadzu. In December 1994 and March 1995, Toray and Shimadzu purchased 16,666,667 additional common shares of the Company for $15,000,000.

3. FINANCING ARRANGEMENTS

  The Company has a credit agreement with a Japanese bank for an unsecured, renewable note payable with a outstanding principal balance at April 6, 1997, of $3,834,000. The renewable note, guaranteed by Toray, is due at May 31, 1997 and bears interest at an annual rate of 1.625%.

                               THERMA-WAVE, INC.

  The Company has $23,100,000 of unsecured long-term debt under four separate loan agreements with banks at April 6, 1997. This debt was transferred from the Company's principal shareholders in connection with the acquisition described in Note 1. The debt is guaranteed by Toray and Shimadzu, bears interest at variable rates tied to the federal funds rate plus 0.5% (approximately 6.3% as of April 6, 1997), and matures on May 30, 1997. Although management expects to have the ability to extend the terms of the loan agreements, the instruments were refinanced on a long-term basis in conjunction with the Recapitalization Agreement. (See Note 8).

  The Company also has unsecured line of credit agreements with four banks which provide for borrowings of up to $6,200,000 and are guaranteed by Toray and Shimadzu. At April 6, 1997, there were no outstanding borrowings under these agreements.

4. COMMITMENTS AND CONTINGENCIES

Commitments

  The Company leases its facilities under noncancellable operating leases which require the Company to pay maintenance and operating expenses, such as taxes, insurance and utilities. The Company is required pursuant to the terms of a facility lease to maintain a standby letter of credit that is collateralized by a $650,000 certificate of deposit.

  Property and equipment include equipment recorded under capital leases of approximately $999,000 and $1,050,000 and related accumulated amortization of $413,000 and $547,000 at March 31, 1996 and April 6, 1997.

  Rent expense was approximately $606,000, $897,000 and $1,524,000 for the fiscal years ended April 2, 1995, March 31, 1996 and April 6, 1997, respectively.

  At April 6, 1997, future minimum lease payments under capital and noncancellable operating leases are as follows (in thousands):

                                                               CAPITAL OPERATING
      FISCAL YEAR                                              LEASES   LEASES
      -----------                                              ------- ---------
      1998....................................................  $120    $ 1,242
      1999....................................................   103      1,158
      2000....................................................    90      1,146
      2001....................................................    88      1,142
      2002 and thereafter.....................................   212      5,525
                                                                ----    -------
      Future minimum lease payments...........................   613    $10,213
                                                                        =======
      Less amounts representing interest......................   (96)
                                                                ----
      Present value of future minimum lease payments..........   517
      Less current portion....................................   (88)
                                                                ----
                                                                $429
                                                                ====

Contingencies

LEGAL PROCEEDINGS

  On July 19, 1994, the Company filed a patent infringement suit against Jenoptik, a German company, in the U.S. District court for the Northern District of California. The Company alleges that the manufacture and sale by Jenoptik of Jenoptik's TWIN and TWIN SC systems infringe several of the Company's U.S.

                               THERMA-WAVE, INC.

patents that are related to the Company's Therma-Probe ion implant metrology system. Jenoptik denies infringement and claims that the Company's patents are invalid and unenforceable. The trial is scheduled to begin in the middle of October 1997.

  On February 1, 1996, the Company filed another patent infringement suit against Jenoptik in the Patent Court in Dusseldorf, Germany. The Company alleges that the manufacture and sale by Jenoptik of Jenoptik's TWIN and TWIN SC systems infringes the Company's German counterpart to one of the Company's U.S. patents being asserted against Jenoptik in the U.S. lawsuit. A technical expert appointed by the Patent Court recently opined that Jenoptik is not infringing the Company's German patent. In addition, based upon a nullity action filed by Jenoptik, the Nullity Board of the Patent Court recently ruled that the Company's German patent is invalid. The Company plans to challenge both determinations. On average, the Company sells one Therma-Probe system per year to customers located in Germany.

  The technical expert's opinion that Jenoptik is not infringing the Company's German patent was based upon a claim limitation in the German patent that is not present in its U.S. counterpart. In order to infringe a patent claim, each of the limitations in the claim must be met. Because the Company's German patent contains a limitation that is not present in its U.S. counterpart, the U.S. patent could be infringed without the German patent also being infringed. Thus, the technical expert's opinion will not affect the U.S. District Court's determination of whether Jenoptik is infringing the Company's U.S. counterpart patent. Moreover, the U.S. lawsuit involves U.S. patents other than the U.S. counterpart patent.

  A material adverse effect on the Company's business or the Company's financial condition could occur if one or more of the Company's U.S. patents and the Company's German patent are found to be invalid or unenforceable and such a finding is upheld on appeal because such a finding might affect the Company's ability to exclude competitors, including Jenoptik, from making or selling competing products in these jurisdictions.

  The Company is involved in various other legal proceedings from time to time arising in the ordinary course of business, none of which management expects to have a material adverse effect on the Company's results of operations or financial condition.

5. INCOME TAXES

  The domestic and foreign components of income before provision for income taxes are as follows (in thousands):

                                                          FISCAL YEAR ENDED
                                                     ---------------------------
                                                     APRIL 2, MARCH 31, APRIL 6,
                                                       1995     1996      1997
                                                     -------- --------- --------
      Domestic......................................  $7,808   $ 9,814  $19,419
      Foreign.......................................    (321)    2,151    2,689
                                                      ------   -------  -------
        Total.......................................  $7,487   $11,965  $22,108
                                                      ======   =======  =======

                               THERMA-WAVE, INC.

  The components of the provision for income taxes are as follows (in thousands):

                                                         FISCAL YEAR ENDED
                                                    ----------------------------
                                                    APRIL 2,  MARCH 31, APRIL 6,
                                                      1995      1996      1997
                                                    --------  --------- --------
      Current:
      Federal...................................... $ 1,007    $4,429   $ 9,696
      State........................................     197       708     1,525
      Foreign......................................     --        --        --
                                                    -------    ------   -------
                                                      1,204     5,137    11,221
      Deferred:
      Federal......................................    (882)     (313)   (1,921)
      State........................................    (322)     (140)     (293)
      Foreign......................................     --        --        --
                                                    -------    ------   -------
                                                     (1,204)     (453)   (2,214)
                                                    -------    ------   -------
      Total provision.............................. $   --     $4,684   $ 9,007
                                                    =======    ======   =======

  A reconciliation between income tax provisions at the U.S. federal statutory rate and the effective rate reflected in the statements of operations is as follows:

                                                         FISCAL YEAR ENDED
                                                    ---------------------------
                                                    APRIL 2, MARCH 31, APRIL 6,
                                                      1995     1996      1997
                                                    -------- --------- --------
      Provision at statutory rate..................   34.0%    35.0%     35.0%
      State taxes, net of federal benefit..........    1.7      3.8       3.6
      Amortization of goodwill and purchased
       intangibles.................................    8.7      5.6       2.0
      Foreign losses not benefitted................    4.9      --        --
      Utilization of net operating loss and credit
       carryforwards...............................  (29.8)    (5.4)     (3.2)
      Other changes in valuation allowances........  (23.6)    (4.8)      --
      Other........................................    4.1      4.9       3.3
                                                     -----     ----      ----
                                                       0.0%    39.1%     40.7%
                                                     =====     ====      ====

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

                                                             MARCH 31, APRIL 6,
                                                               1996      1997
                                                             --------- --------
      Deferred tax assets:
        Accrued costs and expenses..........................  $ 2,956  $ 4,359
        State taxes.........................................      248      534
        Other...............................................      209      663
        Net operating loss..................................    1,205      491
                                                              -------  -------
        Total gross deferred tax assets.....................    4,618    6,047
        Less valuation allowance............................   (1,205)    (491)
                                                              -------  -------
        Net deferred tax assets.............................  $ 3,413  $ 5,556
                                                              =======  =======
      Deferred tax liabilities:
        Deferred revenue on foreign sales...................  $(1,571) $(1,424)
        Other...............................................     (185)    (261)
                                                              -------  -------
        Net deferred tax liabilities........................  $(1,756) $(1,685)
                                                              =======  =======

  The net changes in the total valuation allowance for fiscal 1996 and fiscal 1997 were $(1,218,000) and $(714,000), respectively, and relate primarily to changes in certain foreign net operating losses.

                               THERMA-WAVE, INC.

  At April 6, 1997, the Company has net operating loss carryforwards for foreign income tax purposes of approximately $1,324,000, which expire in varying amounts through 2010. Utilization of these carryforwards could be subject to substantial limitation if it should be determined that a more than 50% change in ownership of the Company's stock has occurred over a three-year period or if such a change was to occur in the future.

  In the year ended March 31, 1996, the Company utilized all Federal and state research and development tax credit carryforwards as well as its federal alternative minimum tax credit carryforwards.

6. RETIREMENT PLAN

  The Company has a retirement plan under Section 401(k) of the Internal Revenue Code covering substantially all employees. Discretionary company contributions which are based on achieving certain operating profit goals, were $285,000, $499,000 and $540,000 in fiscal 1995, 1996 and 1997, respectively.

7. SEGMENT INFORMATION

  The Company operates in one business segment, which includes developing, manufacturing and marketing process development and control systems for use in the semiconductor industry. The following table summarizes the Company's operations from its headquarters located in Fremont, California ("United States") and its wholly-owned subsidiary in Japan (in thousands):

                                          FISCAL YEAR ENDED APRIL 2, 1995
                                     -------------------------------------------
                                      UNITED           ADJUSTMENTS/
                                      STATES   JAPAN   ELIMINATIONS CONSOLIDATED
                                     -------- -------  ------------ ------------
   Total revenue.................... $ 50,965 $ 8,010    $(3,300)     $ 55,675
                                     ======== =======    =======      ========
   Income (loss) from operations.... $  9,488 $  (655)   $   665      $  9,498
                                     ======== =======    =======      ========
   Identifiable assets.............. $ 45,252 $ 9,006    $(9,177)     $ 45,081
                                     ======== =======    =======      ========
                                          FISCAL YEAR ENDED MARCH 31, 1996
                                     -------------------------------------------
                                      UNITED           ADJUSTMENTS/
                                      STATES   JAPAN   ELIMINATIONS CONSOLIDATED
                                     -------- -------  ------------ ------------
   Total revenue.................... $ 75,020 $11,303    $(7,030)     $ 79,293
                                     ======== =======    =======      ========
   Income from operations........... $ 11,200 $   503    $ 1,875      $ 13,578
                                     ======== =======    =======      ========
   Identifiable assets.............. $ 52,653 $ 9,229    $(8,826)     $ 53,056
                                     ======== =======    =======      ========
                                          FISCAL YEAR ENDED APRIL 6, 1997
                                     -------------------------------------------
                                      UNITED           ADJUSTMENTS/
                                      STATES   JAPAN   ELIMINATIONS CONSOLIDATED
                                     -------- -------  ------------ ------------
   Total revenue.................... $103,578 $10,991    $(5,076)     $109,493
                                     ======== =======    =======      ========
   Income from operations........... $ 20,974 $ 1,632    $   763      $ 23,369
                                     ======== =======    =======      ========
   Identifiable assets.............. $ 67,764 $ 7,497    $(6,641)     $ 68,620
                                     ======== =======    =======      ========

  Export sales, representing sales from the United States to customers in foreign countries primarily in Asia and Europe, was approximately $24,531,000, $34,503,000 and $54,390,000 of total United States revenue for the fiscal years ended April 2, 1995, March 31, 1996 and April 6, 1997.

                               THERMA-WAVE, INC.

8. SUBSEQUENT EVENT-RECAPITALIZATION

  In December 1996, the Board of Directors approved the Recapitalization Agreement (the "Recapitalization Agreement"). Pursuant to the Recapitalization Agreement which closed on May 16, 1997, the Company: (i) redeemed from Toray and Shimadzu approximately 86.6% of its outstanding capital stock for $96.9 million; (ii) converted their remaining outstanding capital stock to newly issued shares of preferred stock and common stock; (iii) repaid all outstanding notes payable of approximately $27.0 million; (iv) canceled the receivable from parent of $1,425,000 which was recorded as a reduction of additional paid-in capital; and (v) paid the estimated fees and expenses of $11.0 million related to the Recapitalization. In order to finance the transactions contemplated by the Recapitalization Agreement, the Company: (i) issued $115.0 million in aggregate principal amount of senior notes in a private debt offering; (ii) received an equity contribution of $20.0 million in cash from an investor group, including Bain Capital Funds ("Bain"), and members of the Company's senior management team; and (iii) converted equity securities of Toray and Shimadzu having a value of $15.0 million into newly issued shares of preferred stock and common stock.

  As a result of the Recapitalization the outstanding equity securities of the Company consist of 9,073,534 shares of Class A Common; 1,343,750 shares of Class B Common; 1,008,170 shares of Class L Common; and 748,738 shares of Preferred Stock. The shares of Class A Common and Class L Common each entitle the holder thereof to one vote per share on all matters to be voted upon by the stockholders of the Company and are otherwise identical, except that the shares of Class L Common are entitled to a preference over Class A Common with respect to any distribution by the Company to holders of its capital stock equal to the original cost of such share ($19.085) plus an amount which accrues on a daily basis at a rate of 12% per annum, compounded annually (the "Preference Amount"). The Class B Common is identical to the Class A Common except that the Class B Common is nonvoting and is convertible into Class A Common at any time following an initial public offering by the Company at the option of the holder thereof. The Preferred Stock has a liquidation preference of $18.40 per share and is convertible into one share of Class A Common at the option of the holder thereof. Dividends on the Preferred Stock accrue at a rate of 6.0% per annum. The Preferred Stock has a scheduled redemption of the earlier of: (i) the tenth anniversary of the Recapitalization; and (ii) one day following the scheduled maturity of the Notes, and is otherwise redeemable by the Company at any time from time to time after the earlier of: (i) June 30, 1998; and (ii) an initial public offering by the Company. The Preferred Stock entitles the holder thereof to one vote for each share of Class A Common issuable upon conversion of such Preferred Stock.

  In connection with the Recapitalization, the Board of Directors adopted the Therma-Wave, Inc. 1997 Stock Purchase and Option Plan (the "1997 Stock Plan"), which authorizes the granting of stock options and the sale of Class A Common or Class B Common to current or future employees, directors, consultants or advisors of the Company or its subsidiaries. Under the 1997 Stock Plan, the Board is authorized to sell or otherwise issue any class or classes of Common Stock at any time prior to the termination of the 1997 Stock Plan in such quantity, at such price, on such terms and subject to such conditions as established by the Board of Directors up to an aggregate of 3,000,000 shares of Class A Common and 3,000,000 shares of Class B Common, subject to adjustment. Options to purchase an aggregate of 1,128,749 shares of Class B Common were granted to employees under the 1997 Stock Plan in connection with the Recapitalization. The options were divided into five equal tranches with the exercise prices of $8.93, $10.68, $12.43, $14.18 and $15.89 per share. All of the options granted under the 1997 Stock Plan were immediately exercisable. The shares of Class B Common issuable upon the exercise of such options will vest (regardless of whether the option has been exercised) on the fifth anniversary of their date of grant provided that the optionee has been continuously employed by the Company during that period.

  In connection with the Recapitalization Agreement, the Company and the original purchasers of the $115.0 million of senior notes entered into a Registration Agreement dated May 15, 1997 which grants the holder of the notes certain exchange and registration rights. Based upon the terms of such agreement, the Company will issue new notes with similar terms as the old notes except that the new notes will be registered under the Securities Act and therefore will not bear legends restricting their transfer.

9. SUBSEQUENT EVENT-INITIAL PUBLIC OFFERING OF COMMON STOCK AND RELATED EVENTS

  In September 1997 the Board of Directors approved the filing of a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public.

  Prior to the completion of the Offering: (i) all of the outstanding shares of Class A Common and Class B Common will be reclassified into a single class of Common Stock on a share-for-share basis; and (ii) all of the outstanding shares of Class L Common will be reclassified into shares of Common Stock (collectively, the "Reclassification"). In connection with the Reclassification, each outstanding share of Class L Common will be reclassified into one share of Common Stock plus an additional number of shares of Common Stock determined by dividing the Preference Amount by the value of a share of Common Stock based on the Offering price. The actual number of shares of Common Stock that will be issued as a result of the Reclassification is subject to change based on the actual Offering price and the closing date of this Offering. Additionally the Company intends to redeem all of the issued and outstanding Preferred Stock immediately following the completion of the Offering.

                               THERMA-WAVE, INC.

                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                       APRIL 6,  JULY 6,
                        ASSETS                           1997      1997
                        ------                         --------  --------
 Current Assets:
   Cash and cash equivalents.........................  $ 16,741  $ 14,017
   Accounts receivable, net..........................    20,107    23,996
   Receivable from parent............................     1,425       --
   Inventories.......................................    17,427    19,019
   Other assets......................................     5,939     6,295
                                                       --------  --------
     Total current assets............................    61,639    63,327
 Property and equipment, net.........................     5,843     6,157
 Deferred financing costs, net.......................       --     10,880
 Other assets, net...................................     1,138     1,976
                                                       --------  --------
     Total assets....................................  $ 68,620  $ 82,340
                                                       ========  ========
 LIABILITIES, MANDATORILY REDEEMABLE PREFERRED STOCK
  AND SHAREHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
 ---------------------------------------------------
 Current liabilities:
   Short-term debt...................................  $  3,834  $    --
   Other current liabilities.........................    19,085    19,868
                                                       --------  --------
     Total current liabilities.......................    22,919    19,868
 Long-term debt......................................    23,100   115,000
 Other liabilities...................................     2,456     2,320
 Mandatorily redeemable preferred stock..............       --     13,916
 Shareholders' Equity (net capital deficit)..........
   Common stock......................................        45       --
   Common stock--Class A.............................       --         91
   Common stock--Class B.............................       --         11
   Common stock--Class L.............................       --         10
   Additional paid-in capital........................    60,465    21,303
   Accumulated deficit...............................   (38,927)  (88,456)
   Other.............................................    (1,438)   (1,723)
                                                       --------  --------
     Total Shareholders' equity (net capital
      deficiency)....................................    20,145   (68,764)
                                                       --------  --------
                                                       $ 68,620  $ 82,340
                                                       ========  ========


                            See accompanying notes.

                               THERMA-WAVE, INC.

             UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                  (UNAUDITED)

                                                               THREE MONTHS
                                                                   ENDED
                                                              ----------------
                                                              JULY 7,  JULY 6,
                                                               1996     1997
                                                              -------  -------
Net revenue.................................................. $28,715  $28,205
Cost of revenue..............................................  12,893   13,263
                                                              -------  -------
Gross margin.................................................  15,822   14,942
Operating expenses:
  Research and development...................................   3,025    4,488
  Selling, general and administrative........................   5,893    5,026
  Amortization of goodwill and purchased intangibles.........     478      --
  Non-recurring recapitalization and related expenses (non-
   cash).....................................................     --     2,888
                                                              -------  -------
    Total operating expenses.................................   9,396   12,402
                                                              -------  -------
Operating income.............................................   6,426    2,540
Other income (expense):
  Interest expense...........................................    (432)  (2,193)
  Interest income............................................      45      169
  Other......................................................     (26)      (5)
                                                              -------  -------
                                                                 (413)  (2,029)
                                                              -------  -------
Income before provision for income taxes.....................   6,013      511
Provision for income taxes...................................   2,510      200
                                                              -------  -------
Net income................................................... $ 3,503  $   311
                                                              =======
Accretion of preferred stock dividend........................              116
                                                                       -------
Net income attributable to common shareholders...............          $   195
                                                                       =======
Pro forma income per share...................................          $
                                                                       =======
Pro forma weighted average number of shares outstanding......          $
                                                                       =======



                            See accompanying notes.

                                  THERMA-WAVE

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                                 (IN THOUSANDS)

                                                           THREE MONTHS ENDED
                                                           -------------------
                                                           JULY 7,    JULY 6,
                                                             1996      1997
                                                           --------- ---------
Operating Activities:
  Net income.............................................. $  3,503  $     311
  Adjustments to reconcile net income to net cash provided
   by (used in) operating activities:
    Depreciation and amortization.........................    1,049      1,036
    Noncash recapitalization and related expenses.........      --       2,888
    Changes in assets and liabilities:
    Accounts receivable...................................   (2,847)    (3,889)
    Inventories...........................................   (3,614)    (1,841)
    Other current assets..................................     (157)      (356)
    Other current liabilities.............................    4,056        882
                                                           --------  ---------
      Net cash provided by (used in) operating activities.    1,990       (969)
Investing Activities:
  Purchase of property and equipment, net.................     (554)      (780)
  Other...................................................     (410)    (1,159)
                                                           --------  ---------
      Net cash used in investing activities...............     (964)    (1,939)
Financing Activities:
  Issuance of Senior Notes................................      --     115,000
  Repayment of notes payable..............................   (1,047)   (26,934)
  Redemption of common stock..............................      --     (96,900)
  Proceeds from issuance of common stock..................              18,728
  Deferred financing costs................................      --     (11,077)
  Other...................................................      515      1,367
                                                           --------  ---------
      Net cash provided (used in) by financing activities.     (532)       184
                                                           --------  ---------
Net increase (decrease) in cash and cash equivalents......      494     (2,724)
Cash and cash equivalents at beginning of period..........    7,690     16,741
                                                           --------  ---------
Cash and cash equivalents at end of period................ $  8,184  $  14,017
                                                           ========  =========
Supplementary disclosures:
  Cash paid for interest.................................. $    185  $     238
                                                           ========  =========
  Cash paid for income taxes.............................. $    502  $     165
                                                           ========  =========
Noncash financing activity:
  Common stock issued for notes receivable from
   shareholders........................................... $    --   $     254
                                                           ========  =========


                            See accompanying notes.

                               THERMA-WAVE, INC.

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

  The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles. However, certain information or footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The information furnished in this report reflects all adjustments which, in the opinion of management, are necessary for a fair statement of the consolidated financial position, results of operations and cash flows as of and for the interim periods. Such adjustments consist of items of a normal recurring nature. The condensed consolidated financial statements included herein should be read in conjunction with the audited financial statements and notes included elsewhere herein. Results of operations for interim periods are not necessarily indicative of the results of operations that may be expected for the full fiscal year ending April 5, 1998 or for any other future period.

 Pro forma net income per share

  Pro forma net income per share is based upon the pro forma net income and the pro forma number of common and preferred shares outstanding as a result of the Company's May 1997 Recapitalization. The pro forma net income per share calculation gives effect to additional interest expense resulting from the recapitalization and to the shares issued as if the recapitalization occurred as of the beginning of the periods presented. The number of pro forma common shares outstanding has also been adjusted to give effect to the reclassification of the class A, B and L common stock into one class of Common Stock based upon the respective exchange ratios of each class. No historical earnings per share information is presented as the Company does not consider such data to be meaningful as a result of the recapitalization.

2. RECAPITALIZATION

  In December 1996, the Board of Directors approved the Recapitalization Agreement (the "Recapitalization Agreement"). Pursuant to the Recapitalization Agreement which closed on May 16, 1997, the Company: (i) redeemed from Toray Industries, Inc., ("Toray") and Shimadzu Corporation ("Shimadzu") approximately 86.6% of its outstanding capital stock for $96.9 million; (ii) converted its remaining outstanding capital stock of 6.1 million shares to newly issued shares of preferred stock and common stock; (iii) repaid substantially all of its outstanding borrowings of approximately $26.9 million; (iv) canceled its receivable from Toray and Shimadzu of $1.4 million which was recorded as a reduction of additional paid-in capital; and (v) paid the estimated fees and expenses of approximately $11.1 million related to the Recapitalization. In order to finance the transactions contemplated by the Recapitalization Agreement, the Company: (i) issued $115.0 million in aggregate principal amount of senior notes in a private debt offering; (ii) received an equity contribution of approximately $20.0 million in cash from an investor group, including Bain Capital Funds ("Bain"), and members of the Company's senior management team; and (iii) converted equity securities of Toray and Shimadzu having a value of $15.0 million into newly issued shares of preferred stock and common stock.

  As a result of the Recapitalization the outstanding equity securities of the Company consist of 9,073,534 shares of Class A Common; 1,343,750 shares of Class B Common; 1,008,168 shares of Class L Common; and 748,738 shares of Preferred Stock. The shares of Class A Common and Class L Common each entitle the holder thereof to one vote per share on all matters to be voted upon by the stockholders of the Company and are otherwise identical, except that the shares of Class L Common are entitled to a

                               THERMA-WAVE, INC.

preference over Class A Common with respect to any distribution by the Company to holders of its capital stock equal to the original cost of such share ($19.085) plus an amount which accrues on a daily basis at a rate of 12% per annum, compounded annually. The Class B Common is identical to the Class A Common except that the Class B Common is nonvoting and is convertible into Class A Common at any time following an initial public offering by the Company at the option of the holder thereof. The Preferred Stock has a liquidation preference of $18.40 per share and is convertible into one share of Class A Common at the option of the holder thereof. Dividends on the Preferred Stock accrue at a rate of 6.0% per annum. The Preferred Stock has a scheduled redemption of the earlier of: (i) the tenth anniversary of the Recapitalization; and (ii) one day following the scheduled maturity of the Notes, and is otherwise redeemable by the Company at any time from time to time after the earlier of: (i) June 30, 1998; and (ii) an initial public offering by the Company. The Preferred Stock entitles the holder thereof to one vote for each share of Class A Common issuable upon conversion of such Preferred Stock.

3. FINANCING ARRANGEMENTS

  The $115 million of senior notes issued to finance the recapitalization are senior unsecured obligations of the Company and will mature on May 15, 2004. Interest on the Notes will accrue at the rate of 10 5/8% per annum and is payable semiannually in cash on each May 15 and November 15 commencing on November 15, 1997, to registered Holders at the close of business on May 1 and November 1, respectively, immediately preceding the applicable interest payment date. The Notes are not entitled to the benefit of any mandatory sinking fund and are redeemable at the Company's option in whole at any time or in part from time to time, on and after May 15, 2001, upon not less than 30 nor more than 60 days' notice, at the specified redemption prices. At any time, or from time to time, on or prior to May 15, 2000, the Company may, at its option, use the net cash proceeds of one or more Equity Offerings to redeem up to 40% of the aggregate principal amount of Notes originally issued at a redemption price equal to 110.625% of the principal amount thereof plus accrued and unpaid interest.

  In connection with the Recapitalization Agreement, the original purchasers of the $115 million of senior notes have been granted certain exchange and registration rights. Based upon the terms of such agreement, the Company will issue new notes with similar terms as the old notes except that the new notes will be registered under the Securities Act and therefore will not bear legends restricting their transfer.

  In conjunction with the Recapitalization, the Company entered into a new bank credit facility (the "Bank Credit Facility") with Bankers Trust Company which provides for a revolving credit facility of $30.0 million. The Company may borrow amounts under the Bank Credit Facility to finance its working capital requirements and other general corporate purposes. The Bank Credit Facility requires the Company to maintain specified financial ratios, satisfy certain financial conditions, is secured by virtually all company assets and matures on May 16, 2002. At July 6, 1997 there were no outstanding borrowings under the Bank Credit Facility.

4. INVENTORIES

  Inventories are summarized as follows:

                                                                  APRIL  JULY 6,
                                                                 6, 1997  1997
                                                                 ------- -------
      Purchased Materials.......................................  $8,937 $10,700
      Systems in Process........................................   7,252   6,137
      Finished Systems..........................................   1,238   2,182
                                                                 ------- -------
                                                                 $17,427 $19,019
                                                                 ======= =======

                               THERMA-WAVE, INC.

5. DEFERRED BONUS ARRANGEMENTS

  Pursuant to the terms of certain management bonus arrangements the Company may be obligated to pay up to an aggregate of $16.7 million after five years based upon achieving certain operating results and each employee's continued employment.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................   10
The Recapitalization......................................................   19
Use of Proceeds...........................................................   20
The Reclassification......................................................   21
Capitalization............................................................   22
Dividend Policy...........................................................   23
Dilution..................................................................   24
Unaudited Pro Forma Financial Data........................................   25
Selected Historical Financial Data........................................   32
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   33
Business..................................................................   42
Management................................................................   59
Principal Stockholders....................................................   67
Certain Relationships and Related Transactions............................   69
Description of Certain Indebtedness.......................................   73
Description of Capital Stock..............................................   76
Shares Eligible for Future Sale...........................................   79
Underwriting..............................................................   81
Experts...................................................................   82
Legal Matters.............................................................   82
Additional Information....................................................   83
Glossary..................................................................  G-1
Index to Financial Statements.............................................  F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                                         Shares



                          [LOGO OF THERMA-WAVE, INC.]

                                 Common Stock

                                 ------------
                                  PROSPECTUS
                                 ------------

                                BT ALEX. BROWN
                                LEHMAN BROTHERS
                             MONTGOMERY SECURITIES

                                       , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following is a statement of estimated expenses, to be paid solely by the Company, of the issuance and distribution of the securities being registered hereby:

      Securities and Exchange Commission registration fee............ $  11,152
      NASD filing fee................................................     4,180
      Nasdaq National Market listing fee.............................     *
      Blue Sky fees and expenses (including attorneys' fees and
      expenses)......................................................     *
      Printing expenses..............................................     *
      Accounting fees and expenses...................................     *
      Transfer agent's fees and expenses.............................     *
      Legal fees and expenses........................................     *
      Miscellaneous expenses.........................................     *
                                                                      ---------
        Total........................................................ $   *
                                                                      =========

      --------
      *To be provided by Amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  General Corporation Law

  The Company is incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "General Corporation Law"), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

  Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

  Certificate of Incorporation and By-Laws

  The Company's Certificate of Incorporation and By-laws provides for the indemnification of officers and directors to the fullest extent permitted by the General Corporation Law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  During the last three years, the Company has issued the following securities without registration under the Securities Act of 1933 as amended (the "Securities Act"):

(1) The Company completed the Recapitalization on May 16, 1997. In connection with the Recapitalization, the Company issued:

 (a) an aggregate of 6,960,035 shares of Old Common Stock to the Bain Capital Funds and Sutter Hill (which were later converted into an aggregate of 7,264,236 shares of Class A Common and an aggregate of 807,138 shares of Class L Common) for an aggregate of $17.1 million;

 (b) an aggregate of (i) 1,226,331 shares of Class A Common; (ii) 136,258 shares of Class L Common; and (iii) 1,128,749 shares of Class B Common to the Management Investors for an aggregate of $2.9 million;

 (c) an aggregate of (i) 509,433 shares of Class A Common; (ii) 56,604 shares of Class L Common; and (iii) 750,000 shares of Preferred Stock to the Existing Stockholders in exchange for their 6,101,252 shares of Old Common Stock;

 (d) an aggregate of (i) 9,853 shares of Class A Common and (ii) 1,095 shares of Class L Common to the Existing Stockholders in exchange for an aggregate of 1,261 shares of Preferred Stock; and

 (e) 63,679 shares of Class A Common and 7,075 shares of Class L Common to Antares International Partners for an aggregate of $150,000.

(2) To finance a portion of the Recapitalization, the Company sold an aggregate of $115.0 million aggregate principal amount of 10 5/8% Senior Notes due 2004 to BT Securities Corporation pursuant to a Purchase Agreement, dated May 16, 1997.

(3) On July 15, 1997, the Company sold an aggregate of 430,002 shares of Class B Common to certain employees of the Company for an aggregate of $101,050.

  The sales and issuances listed above in paragraphs (1)(a), (1)(b), (1)(e),
(2) and (3) were deemed exempt from registration under the Securities Act by virtue of Section 4(2) thereof, as transactions not involving a public offering. The issuance of securities listed in paragraphs (1)(c) and(1)(d) were deemed exempt from registration under the Securities Act by virtue of Section 3(a)(9). Certain defined terms used herein not otherwise defined have the meanings ascribed to them in the Prospectus, which forms a part of this Registration Statement.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A) EXHIBITS.

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  **1.1  Form of Underwriting Agreement.
   *2.1  Recapitalization Agreement, dated as of December 18, 1996, by and among Bain Capital Fund V, L.P., Bain Capital Fund V-B, L.P., BCIP
         Associates, BCIP Trust Associates, L.P., Toray Industries, Inc., Toray
         Industries (America), Inc. and Shimadzu Corporation as amended by
         Amendment No. 1 and Supplement to Recapitalization Agreement, dated
         May 16, 1997, by and among Therma-Wave, Inc., Toray Industries, Inc.,
         Toray Industries (America), Inc., Shimadzu Corporation and Bain
         Capital Fund V, L.P., Bain Capital Fund V-B, L.P., BCIP Trust
         Associates and BCIP Trust Associates, L.P.+
   *3.1  Restated Certificate of Incorporation of Therma-Wave.
   *3.2  Amended and Restated By-Laws of Therma-Wave.
   *4.1  Purchase Agreement, dated as of May 16, 1997, by and among Therma-Wave and BT Securities Corporation.
   *4.2  Indenture, dated as of May 15, 1997, by and among Therma-Wave and IBJ
         Schroder Bank & Trust Company, as trustee.
   *4.3  Form of 10 5/8% Senior Notes.
   *4.4  Form of Series B 10 5/8% Senior Notes.
   *4.5  Registration Rights Agreement, dated as of May 15, 1997, by and among
         Therma-Wave and BT Securities Corporation, as Initial Purchaser.
  **4.6  Form of certificate representing shares of Class A Common Stock.
  **5.1  Opinion of Kirkland & Ellis.
  *10.1  Employment Agreement, dated as of May 16, 1997, by and between Therma-
         Wave and Dr. Allan Rosencwaig.
  *10.2  Employment Agreement, dated as of May 16, 1997, by and between Therma-
         Wave and David L. Willenborg.
  *10.3  Employment Agreement, dated as of May 16, 1997, by and between Therma-
         Wave and W. Lee Smith.
  *10.4  Employment Agreement, dated as of May 16, 1997, by and between Therma-
         Wave and Jon L. Opsal.
  *10.5  Employment Agreement, dated as of May 16, 1997, by and between Therma-
         Wave and Anthony W. Lin.
  *10.6  Executive Stock Agreement, dated as of May 16, 1997, by and between
         Therma-Wave and Dr. Allan Rosencwaig.
  *10.7  Executive Stock Agreement, dated as of May 16, 1997, by and between
         Therma-Wave and David L. Willenborg.
  *10.8  Executive Stock Agreement, dated as of May 16, 1997, by and between
         Therma-Wave and W. Lee Smith.
  *10.9  Executive Stock Agreement, dated as of May 16, 1997, by and between
         Therma-Wave and Jon L. Opsal.
  *10.10 Executive Stock Agreement, dated as of May 16, 1997, by and between
         Therma-Wave and Anthony W. Lin.
  *10.11 Stockholders Agreement, dated as of May 16, 1997, by and among Therma-
         Wave and certain stockholders named therein.
  *10.12 Development License Agreement, dated June 12, 1992, by and among
         Therma-Wave and Therma-Wave K.K., Toray Industries, Inc. and Shimadzu
         Corporation.
  *10.13 New Development Agreement, dated December 22, 1997, by and between
         Therma-Wave and Toray Industries, Inc.
  *10.14 Lease Agreement, dated as of May 26, 1995, by and between Therma-Wave and Sobrato Interests.

 EXHIBIT
   NO.                                DESCRIPTION
 -------                              -----------
  *10.15 Advisory Agreement, dated as of May 16, 1996, between Therma-Wave and
         Bain Capital, Inc.
  *10.16 Voting Agreement, dated as of May 16, 1997, between Therma-Wave and certain stockholders named therein.
  *10.17 Credit Agreement, dated as of May 16, 1997, between Therma-Wave and
         Bankers Trust Company, as agent, and certain financial institutions named therein.+
  *10.18 Pledge Agreement, dated as of May 16, 1997, between Therma-Wave and
         Bankers Trust Company, as agent.
  *10.19 Security Agreement, dated as of May 16, 1997, between Therma-Wave and
         Bankers Trust Company, as agent+
  *10.20 Therma-Wave, Inc. 1997 Stock Purchase and Option Plan.
  *10.21 Registration Agreement, dated as of May 16, 1997, between Therma-Wave and the stockholders named therein.
  *10.22 Agreement, dated as of January 26, 1996, between Toray Industries,
         Inc. and the key employees of the Company named therein.
  *10.23 Key Employee Stock Agreement, dated as of October 30, 1991, by and among Toray Industries, Inc., TS Subsidiary Corp., Therma-Wave, Inc.
         and the key employees named therein.
 **10.24 Therma-Wave, Inc. 1997 Equity Incentive Plan.
 **11.1  Statement Regarding Computation of Earnings Per Share.
  *21.1  Subsidiaries of the Company.
   23.1  Consent of Ernst & Young LLP.
  *23.2  Consent of Kirkland & Ellis (included in Exhibit 5.1).
  *24.1  Powers of Attorney (included in Part II to the Registration
         Statement).
  *27.1  Financial Data Schedule.

--------
* Incorporated herein by reference to the same numbered exhibit to the Company's Registration Statement on Form S-4 (Registration No. 333-29871).
** To be filed by Amendment.
+ The Company agrees to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to such agreement upon request by the Commission.

(B) FINANCIAL STATEMENT SCHEDULES.

  The following financial statement schedules are included in this Registration
Statement:

  SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

    All other schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes to provide to the underwriters at closing specified in the underwriting agreement certificates in such denominations and registered in such manner as requested by the underwriters to permit prompt delivery to each purchaser.

  The undersigned registrants hereby undertake:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions described under Item 20 or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, Therma-Wave, Inc. has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on October 1, 1997.

                                          THERMA-WAVE, INC.

                                          By: /s/ Allan Rosencwaig
                                             __________________________________
                                                    Allan Rosencwaig
                                                 Chief Executive Officer

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Allan Rosencwaig, Anthony W. Lin, Charlotte Holland, Adam W. Kirsch and Ian K. Loring, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement (and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for the offering which this Registration Statement relates), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact an agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                                    * * * *

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 and Power of Attorney have been signed by the following persons in the capacities and on the dates indicated:



           SIGNATURES                    CAPACITY                DATES
           ----------                    --------                -----

      /s/ Allan Rosencwaig         Chairman of the Board,      October 1, 1997
---------------------------------   President and Chief
        ALLAN ROSENCWAIG            Executive Officer
                                    (Principal Executive
                                    Officer)


       /s/ Anthony W. Lin          Executive Vice President,   October 1, 1997
---------------------------------   Chief Financial Officer,
         ANTHONY W. LIN             and Director (Principal
                                    Financial Officer)


      /s/ Charlotte Holland        Vice President, Finance     October 1, 1997
---------------------------------   and Administration
        CHARLOTTE HOLLAND           (Principal Accounting
                                    Officer)


    /s/ G. Leonard Baker, Jr.      Director                    October 1, 1997
---------------------------------
      G. LEONARD BAKER, JR.


        /s/ David Dominik          Director                    October 1, 1997
---------------------------------
          DAVID DOMINIK


       /s/ Adam W. Kirsch          Director                    October 1, 1997
---------------------------------
         ADAM W. KIRSCH


                               THERMA-WAVE, INC.

                 SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

               COL. A                  COL. B     COL. C     COL. D    COL. E
               ------                ---------- ----------- --------- ---------
                                                             CHARGED
                                     BALANCE AT CHARGED TO  TO OTHER   BALANCE
                                     BEGINNING     COST     ACCOUNTS   AT END
            DESCRIPTION              OF PERIOD  AND EXPENSE DESCRIBED OF PERIOD
            -----------              ---------- ----------- --------- ---------
Year ended April 6, 1997
  Deducted from asset accounts;
   Allowance for doubtful accounts..    $284        --       $1,338    $1,622
                                        ----        ---      ------    ------
    Total...........................     284        --        1,338     1,622
                                        ====        ===      ======    ======
Year ended March 31, 1996
  Deducted from asset accounts;
   Allowance for doubtful accounts..     280        --            4       284
    Total...........................     280        --            4       284
                                        ====        ===      ======    ======
Year ended April 2, 1995
  Deducted from asset accounts;
   Allowance for doubtful accounts..      30        --          250       280
                                        ====        ===      ======    ======
    Total...........................      30        --          250       280
                                        ====        ===      ======    ======